
SureWest

When all you really want is... everything

SUREWEST COMMUNICATIONS | 2006 ANNUAL REPORT

We look back on 2006 and see a year of refined focus. We made strategic decisions that allowed us to focus on exactly what our core strengths are — to design, build and operate complex advanced networks.

STATISTICAL HIGHLIGHTS

	2006	2005	% Change
OPERATING REVENUES	$ 222,745,000	$ 218,588,000	1.9%
NET INCOME	$ 5,738,000	$ 6,378,000	-10.0%
BASIC EARNINGS PER SHARE (1)	$ 0.39	$ 0.44	-11.4%
CASH DIVIDENDS PER SHARE (2)	$ 1.00	$ 1.00	0.0%
NUMBER OF EMPLOYEES	864	906	-4.6%
GROSS PLANT INVESTMENT	$ 832,028,000	$ 781,579,000	6.5%
TOTAL ACCESS LINES (3)	146,319	147,020	-0.5%
TOTAL LONG DISTANCE LINES	57,605	52,288	10.2%
TOTAL BROADBAND SUBSCRIBERS	57,498	49,743	15.6%
TOTAL WIRELESS SUBSCRIBERS	52,946	53,858	-1.7%
MARKETABLE HOMES	190,504		

(1) Shares used in the calculation of basic earnings per share are based on the weighted average number of common shares and restricted common stock units outstanding excluding unvested restricted common shares and unvested restricted common stock units.

(2) Cash dividends per share are based on the actual dividends per share as declared by the Company's Board of Directors.

(3) Includes telephone company access lines and both broadband business and residential voice connections.

FELLOW SHAREHOLDERS,

American computer scientist Alan Curtis Kay once wrote, "The best way to predict the future is to invent it." Here at SureWest, we've been quite successful when it comes to inventing the future. We have invented a network with enough capacity to support applications and services that have not yet been developed but will one day be in high demand. We have anticipated what our customers will want, and we have invented the ability to provide it to them. We have built a system to provide all that our customers want *when all they really want is... everything.*



While we work to provide our customers with everything, we look back on 2006 and see a year of refined focus. We made strategic decisions that allowed us to focus on exactly what our core strengths are – to design, build and operate complex advanced networks. The emphasis on our core business is what drove the decision to divest our directory publishing business, a significant strategic event which closed in early 2007. A similar focus on our core competencies is driving us to look at outsourcing back office functions like payroll processing that are not core to our business, and instead utilizing the resources and expertise of partners who have those core competencies.



Also in 2006 we focused on a realignment of our sales organization. We made structural changes as well as compensation plan adjustments to ensure sales goals were properly aligned with overall company goals. We put significant effort into a review of our overall compensation and benefit structure and we'll see changes in early 2007 that will provide a better match between how an employee performs and how they are recognized and rewarded in cash compensation and other benefits. We call these efforts our "Total Rewards Program."



We continue to focus on bringing our customers everything they want, especially *when all they really want is... everything.* In an effort to increase the reach of our digital video service and hyper-speed data products in our traditional telephone company territory of Roseville, California, we launched a project in 2006 to extend our fiber-to-the-home network to areas that are currently served by our copper network. This project will increase the number of customers with access to our triple-play service of voice, digital video and hyper-speed data.

At the same time, we continued to increase our footprint of marketable homes outside our traditional territory by continuing our fiber network build in Greenfield communities throughout the metropolitan Sacramento region. In fact, during 2006 the number of homes outside our traditional territory surpassed the number of homes we reach within that original footprint. We now pass over 190,000 homes, with more than half of them outside the ILEC. And we continue to grow and increase our sphere of influence, outlined on the map on page 3.

All the while the needs and demands of our customers continue to grow. In 2006 we announced the availability of a 50 Mbps hyper-speed data product to customers on our fiber network, in addition to the 10 and 20 Mbps speeds already available. The need for this product is evidenced by the increased availability of video clips, television shows and full length feature films downloadable from the Internet.

Consider this: A 2-hour feature film takes roughly 15 minutes to download if you are a SureWest data subscriber with a 20 Mbps connection. That same movie takes more than six times longer to download, over one and a half hours, with a

When all you really want is... everything.

typical 3 Mbps cable connection and an amazing four and three quarter hours with a typical 1 Mbps DSL connection. *All we really want is... everything* and we want it now. The proliferation of Internet content, both being uploaded and downloaded, makes our symmetrical hyper-speed data products a "must have."

Our customers also want simplicity such as the ease of paying one bill for all their communications needs. Soon they will want the simplicity of a converged network where they can have what they want – television, music, movies – where they want it – TV screen, computer, hand held device – when they want it – faster, quicker, now. SureWest will be there to support these demands with our IP-based, advanced fiber network. The capability of uploading data to the Internet at the same hyper-speeds as it can be downloaded is what makes all this possible.

It is important to point out that none of this would be possible without the dedication, loyalty and teamwork of all of our highly-skilled employees. It's exciting to be inventing new things and to be on the leading edge of technological advances, while it can be frustrating to have to wait for some applications to catch up to our capability. The fact is that our employees continue to move forward because they believe in the vision and they believe in providing our customers with everything. Our success can only come as a result of their hard work for which we are very thankful.

In 2006 the accomplishments are many – while the industry as a whole was losing access lines in record numbers, our consolidated access lines remained virtually unchanged from 2005 to 2006. Subscribers in our Broadband segment rose almost 16% to more than 57,000 while subscription of individual products rose by almost 19% to well over 93,000 products. This means that our 57,000+ customers subscribe to a combination of voice, video and data products – over 93,000 services in total or 1.63 products per subscriber. In the fiercely competitive wireless market in which we operate, our wireless subscribers declined slightly in 2006, to under 53,000. However, this was



YUBA CITY
ROSEVILLE
SACRAMENTO
SAN FRANCISCO
MODESTO
California
Telecom
Wireless
Broadband

During 2006, the number of homes outside our traditional territory surpassed the number of homes we reach within that original footprint. We now pass over 190,000 homes, with more than half of them outside the ILEC. And we continue to grow and increase our sphere of influence.

partially by design, as we chose not to continue to add new subscribers to our pre-paid calling plans. Contract subscribers actually increased by 4%, to over 51,000, while pre-paid subscribers dropped by almost 3,000.

The financial results mirror the subscriber results. Revenues in the Telecom and Wireless segments were essentially flat in 2006 compared to 2005. The Broadband segment performed very well with revenue growth of almost 20% in 2006, a combination of the increase in subscribers and an increase in average revenue per subscriber of over 3%, to $76.00 per month. Net income in 2006 was slightly below 2005, largely due to one-time costs associated with projects that began in 2006, such as the sale of SureWest Directories and the Total Rewards Program, for which we incurred costs in 2006 in excess of $1 million, with the benefits to be recognized in 2007 and beyond.

To summarize, 2006 was a year of focus – a focus on our core business, on our core competencies and on providing our customers with everything they want from a communications provider *when all they really want is... everything.*

We thank you, as always, for your continued confidence and loyal support.



Kirk C. Doyle
Chairman of the Board



Steven C. Oldham
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-556

SUREWEST COMMUNICATIONS

(Exact name of registrant as specified in its charter)

California	68-0365195
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Vernon Street, Roseville, California	95678
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (916) 772-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock—Without Par Value	The NASDAQ Stock Market LLC
Common Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

On June 30, 2006, which was the last business day of the registrant's most recently completed second fiscal quarter, the registrant had 14,628,089 shares of Common Stock outstanding and the market value of shares held by non-affiliates was approximately $262,221,202 (based on 13,572,526 shares of Common Stock then held by non-affiliates and a closing price that day of $19.32 per share of Common Stock on The NASDAQ Stock Market LLC). The market value calculations exclude shares held on the stated date by registrant's employee benefit plans, directors and officers on the assumption such shares may be shares owned by affiliates. (Exclusion from these public market value calculations does not imply affiliate status for any other purpose).

On February 27, 2007, the registrant had 14,464,612 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference into Part II, Item 5 and Part III hereof are portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the Registrant's fiscal year-end of December 31, 2006.

TABLE OF CONTENTS

PART I

Item 1. Business. (Dollars in thousands, except per share amounts)

General Development of Business

SureWest Communications (the "Company" or "we") is a California holding company whose operating subsidiaries provide a wide range of telecommunications, digital video, and other facilities-based communication services in Northern California, primarily in the greater Sacramento region. The Company was incorporated under the laws of the State of California in 1995, and its predecessor, Roseville Telephone Company, was incorporated in 1914.

As of December 31, 2006, the Company's wholly-owned subsidiaries included SureWest Telephone, SureWest Directories, SureWest Long Distance, SureWest Wireless, SureWest Broadband, SureWest TeleVideo and SureWest TeleVideo of Roseville (collectively, "SureWest Broadband/Residential Services"), SureWest Internet, and SureWest Custom Data Services (formerly Quiknet, Inc.). As discussed in the Telecom section below, in January 2007 the Company entered into a definitive agreement to sell SureWest Directories and the transaction was consummated on February 28, 2007.

The Company's strategy is to be the first choice as an integrated communications provider in the Sacramento region. It seeks to achieve this position by leveraging its existing advanced fiber network to extend its operations throughout Sacramento, Placer and adjacent counties, by providing superior customer service and by integrating its systems, products and operating functions.

No customer accounted for more than 10% of the Company's consolidated operating revenues during the years ended December 31, 2006, 2005 and 2004.

The Company currently divides its business into three reportable business segments: Telecommunications ("Telecom"), Broadband and Wireless. The table that follows reflects the percentage of total operating revenues of the Company generated by each of its three business segments for the last three fiscal years:

	% of Total Operating Revenues		
Reporting Segment	2006	2005	2004
Telecom	58%	61%	67%
Broadband	27%	23%	18%
Wireless	15%	16%	15%
Total operating revenues	100%	100%	100%

The Company's products or services that generated 10% or more of its total operating revenues in any of the last three years are as follows:

	Total Operating Revenues		
	2006	2005	2004
Local service	$62,774	$63,522	$69,560
Network access service	$39,500	$44,214	$46,161
Wireless service	$34,193	$34,205	$31,261
Broadband data service	$28,927	$25,780	$22,004

A summary of net operating revenues from external customers, net income and assets for each of the business segments is found in Note 12 to the Consolidated Financial Statements, in Item 8, which is incorporated herein by reference. A discussion of factors potentially affecting our operations is set forth in Risk Factors in Item 1A, which is incorporated herein by reference.

The Company currently generates a substantial portion of its revenues from services that are subject to regulation by either or both of the California Public Utilities Commission ("CPUC") and the Federal

Communications Commission ("FCC"). Revenues from services subject to comprehensive regulation include local service and network access service. The Company expects that the proportion of its revenues that comes from non-regulated or lightly regulated businesses will increase in future years because of the successful execution of its business strategy and the impact of competition on its existing regulated operations. The table that follows reflects the percentage of total operating revenues of the Company contributed by various sources.

Revenues	Rate Regulated Revenues as a % of Total Operating Revenues		
	2006	2005	2004
Revenues from services subject to comprehensive regulation	46%	49%	55%
Other revenues	54%	51%	45%
Total operating revenues	100%	100%	100%

There continues to be increased competition facing telecommunications providers. As a result of technology change and industry, legislative and regulatory developments, the Company continues to face new competitive challenges. These developments, however, have also provided the Company with significant growth opportunities. The Company believes that growth from its entry into newer businesses in recent years will offset flat or slowing growth in customers in its other businesses, and that the newer businesses provide significant revenue opportunities not present before. Competitive issues facing individual operating units are addressed in connection with the individual segment discussions below.

As of December 31, 2006, the Company had 864 employees, approximately 5% fewer than the number at December 31, 2005. None of the Company's employees are represented by a union. The Company considers its employee relations to be positive.

Telecom

General

The Telecom segment has included SureWest Telephone, SureWest Directories and SureWest Long Distance, which provide landline telecommunications services, Digital Subscriber Line ("DSL") services, directory advertising services, long distance services and certain related non-regulated services. The Telecom segment accounted for approximately 58%, 61% and 67% of the Company's operating revenue in the years 2006, 2005, and 2004, respectively. Although revenues from this segment have decreased as a percentage of all Company revenues over the past several years, the Company expects this segment to continue to provide the largest proportion of its revenues and earnings in 2007.

SureWest Telephone operates as an Incumbent Local Exchange Carrier ("ILEC") with a service area of approximately 83 square miles, covering Roseville and Citrus Heights, California, and adjacent areas in Placer and Sacramento Counties. The Company holds a non-exclusive perpetual franchise granted by Section 7901 of the California Public Utilities Code. The area served by SureWest Telephone has been one of the most rapidly growing areas in California during the past two decades, but the pace of growth has slowed in recent years as the area has become more developed. The rapid growth also attracted new competitors to the area.

SureWest Telephone's primary services are local telephone service, network access services, toll services and certain vertical and non-regulated services. Toll services and access to SureWest Telephone's network are provided through connections with other carriers serving adjacent areas, including AT&T Inc. ("AT&T") (formerly SBC Communications), and also through service agreements with numerous interexchange carriers, including national interexchange carriers.

SureWest Telephone provides services to residential, business and carrier customers, and continues to be subject to the competitive and regulatory challenges faced by ILECs both nationally and in California. As a result of competitive pressures, SureWest Telephone experienced a 3% decrease in total access lines from December 31, 2005 to December 31, 2006. As of December 31, 2006, SureWest Telephone served 125,195 access lines. The Company believes that economic conditions in the area in 2006, expanding competition, and service substitution have impacted, and will continue to impact, the number of access lines provided by SureWest Telephone.

The Telecom segment also has included the operations of two other businesses, SureWest Directories and SureWest Long Distance.

SureWest Directories published and distributed SureWest Telephone's directory, including the sale of yellow pages advertising. SureWest Directories was also engaged in the business of producing, publishing and distributing directories in other Northern California communities outside of SureWest Telephone's service area. The SureWest Directories' business faced significant competition from national print and on-line directory publishers and other local businesses, including AT&T. SureWest Directories' business expanded into electronic and on-line formats in 2005. The directory business is not regulated by the FCC or CPUC; however, the revenues from publishing rights licensed by SureWest Telephone under its contractual arrangement with SureWest Directories have been taken into account by the CPUC with respect to SureWest Telephone's operations.

In January 2007, the Company entered into a definitive agreement with GateHouse Media to sell SureWest Directories, its directory publishing business. The transaction was consummated on February 28, 2007. Under the agreement, GateHouse Media acquired 100% of the stock of SureWest Directories for an aggregate cash purchase price of $110,123, subject to a post-closing working capital adjustment. Under related agreements, GateHouse Media will continue to publish SureWest Telephone's directory. The Company continues to evaluate its businesses and product lines and believes this transaction will permit the Company to focus more on the strategic growth of its core business of being a full-service integrated communications provider.

SureWest Long Distance offers intrastate, interstate, and international long distance services, including calling card and 800 services. SureWest Long Distance is a resale business that utilizes other national and international carriers for wholesale transport, switching and other capabilities. SureWest Long Distance maintains agreements with Sprint Communications Company L.P. ("Sprint") and Global Crossing Ltd. ("Global Crossing") to diversify its risks related to its wholesale providers. The rates offered to SureWest Long Distance by these companies are competitive; however, changes in the wholesale marketplace in the recent past have provided recurring opportunities to long distance resellers to further reduce their costs. During 2005, SureWest Long Distance renegotiated its agreement with Sprint, entering into a long-term agreement securing more favorable rates. SureWest Long Distance maintains a month-to-month agreement with Global Crossing.

As of December 31, 2006 and 2005, 46% and 40%, respectively, of the customers of SureWest Telephone chose SureWest Long Distance as their presubscribed long distance provider.

Competition

In recent years, competition to serve the customers of SureWest Telephone has increased significantly. Changes in technology have made it possible for customers to receive services in new ways at competitive rates. To meet the competition, SureWest Telephone has responded in part by introducing new services and service "bundles", offering services in convenient groupings with package discounts and billing advantages, and by investing in its network and business operations. Changing technology requires that the Company continue to adapt its network and the manner in which it provides service. Within its telephone service area, services are provided over an integrated network making extensive use of optical fiber.

SureWest Telephone deploys fiber optic facilities closer to an end user's premises than its competition to broaden the reach and capacity of Company services requiring additional bandwidth. In some instances, fiber optics is deployed directly to a customer's premises. Because bandwidth is limited by distance when utilizing copper facilities, the Company also is deploying equipment throughout its service area to enable the improved provision of services. Certain of the Company's facilities take advantage of Internet protocol ("IP"), which allows for more efficient use of bandwidth.

See "Item 3–Legal Proceedings" and "Item 7–Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion regarding SureWest Telephone's revenues that are subject to the competitive environment in which SureWest Telephone operates.

The Company anticipates that its businesses will continue to experience competition and that the nature and extent of such competition will increase. Competitors to the SureWest Telephone business include competitive local exchange carriers, interexchange carriers (including interexchange carriers which serve customers directly without using facilities of local exchange carriers), traditional video providers expanding into voice and data services, wireless service providers (including SureWest Wireless), providers of IP-based calling services, customers which are telecommunications self-providers, and a range of other providers that specialize in certain niche areas of telecommunications. Technology change has accelerated the pressure on established carriers, including SureWest Telephone, by virtue of software-defined businesses, and innovations related to packet switching and use of the Internet and IP capabilities.

Regulation

SureWest Telephone's revenues are influenced greatly by the actions of the CPUC and the FCC.

All intrastate telecommunications service rates of SureWest Telephone are subject to comprehensive regulation by the CPUC. The provision of access to the networks of interexchange carriers for long distance calling is governed by access tariffs and by intercarrier agreements, which are subject to the jurisdiction of the CPUC or FCC, or both, depending upon the nature of the transmissions. SureWest Telephone has a tariff on file with the FCC for all elements of interstate access services except carrier common line charges, for which SureWest Telephone concurs with the tariff of the National Exchange Carrier Association ("NECA").

The FCC monitors SureWest Telephone's interstate earnings through the use of annual cost separation studies prepared by SureWest Telephone, which utilize estimated cost information and projected demand usage. The FCC establishes rules that carriers must follow in the preparation of the annual studies. Additionally, under current FCC rules governing rate making, SureWest Telephone is required to establish interstate rates based on projected demand usage for its various services and determine the actual earnings from these rates once actual volumes and costs are known.

With respect to its regulatory authority over SureWest Telephone's rates, the CPUC also has the power, among other things, to establish terms and conditions of service, to prescribe uniform systems of accounts and to regulate the mortgaging or disposition of public utility properties.

The characterization of traffic as interstate or intrastate, and as a telecommunications or information service has been a significant source of dispute among carriers and others in recent years, as those characterizations can impact the regulatory treatment of the traffic and the payment obligations of the providers which are involved. The characterization of: (i) traffic involved in intercarrier interconnection, (ii) Internet traffic, and (iii) traffic that makes use of IP and other transmission technologies are examples of issues that are currently subject to analysis on the state and federal levels, and that are expected to be subject to regulatory action in the near future. Both the FCC and CPUC have initiated proceedings to evaluate the appropriate level of regulation for providers of telecommunications services and for IP-enabled services. In addition, various proceedings at the FCC are pending that could lead to significant alteration of the existing compensation arrangements among providers of telecommunications services, and that could adversely impact the amount of the payments received by the Company from carriers and others for use of the Company's network.

In 1996, the CPUC issued a decision that authorized SureWest Telephone to implement a New Regulatory Framework ("NRF") for services furnished within SureWest Telephone's service area in order to accommodate market and regulatory movement toward competition and greater pricing flexibility. Under the NRF, SureWest Telephone is subject to ongoing monitoring and reporting requirements, and it was initially required to share earnings with customers through a reduction of revenues if its earned annual rate-of-return exceeded that authorized by the CPUC.

The Company was involved in a proceeding at the CPUC that considered the continued need for certain sharing requirements in the intrastate jurisdiction and, in connection with that review, also considered the issue of whether the Company overearned in the intrastate jurisdiction in recent monitoring periods and the amount of overearnings that should be shared with customers. In July 2004, the Company entered into a settlement agreement (the "settlement agreement") with the other parties in the proceeding, the Office of Ratepayer Advocates ("ORA") and The Utility Reform Network ("TURN"), to resolve all issues in the proceeding. In November 2004, the CPUC approved the settlement agreement. The settlement agreement resolved existing intrastate sharing obligations and related earnings issues for the monitoring periods 2000 through 2004, put into place a surcredit mechanism for the amount of the settlement, and suspended the requirement for any intrastate sharing for monitoring periods from January 1, 2005 through at least December 31, 2010. The settlement agreement resulted in SureWest Telephone recognizing an increase in local revenues of $2,948 due to a change in accounting estimate in the fourth quarter of 2004. This increase in revenues resulted in a decrease of the Company's net loss by $2,046 ($0.14 per share) during 2004.

In accordance with the settlement agreement, SureWest Telephone is returning approximately $6,500 ("Dividend A"), plus interest at the 90-day commercial paper rate for non-financial institutions, which was 5.19% as of December 31, 2006, and an imputed rate of 3.15%, to its end users through a consumer dividend over a period of approximately four years, which began January 1, 2005. In addition, SureWest Telephone is paying a one-time consumer dividend of $2,600 ("Dividend B"), which is being returned to the consumers to settle the monitoring periods 2000 to 2004. The consumer dividend is recorded as a reduction of the Company's contractual shareable earnings obligations over approximately two years, which began January 1, 2005. The consumer dividend includes an annual imputed interest rate of 3.15% (no stated contractual interest rate). At December 31, 2006, the aggregate contractual shareable earnings obligation for these surcredits was $3,598 (which is net of an unamortized discount pertaining to imputed interest of $115 at that date).

The following table summarizes the amounts returned to end users through consumer dividends for the years ended December 31, 2006 and 2005:

	Years Ended December 31,	
	2006	2005
Dividend A	$2,011	$1,655
Dividend B	1,177	1,210
Total	$3,188	$2,865

Further, as part of the settlement agreement SureWest Telephone was to implement an additional annual consumer dividend of $1,300 on January 1, 2007 to end-users receiving SureWest Telephone services subject to sharing on or after that date. However, this consumer dividend was subject to reduction based upon the results of other pending regulatory proceedings and has subsequently been offset by a reduction in the Company's draw from the California High Cost Fund ("CHCF"), as discussed below.

During the fourth quarter of 2005, the Company filed an Advice Letter with the CPUC proposing an increase to the consumer dividends in order to return the amounts entitled in accordance with the settlement agreement. The change in the consumer dividends resulted from the increase in interest rates during 2005. The increase was effective January 1, 2006.

Prior to 2000, AT&T had been paying SureWest Telephone approximately $11,500 per year for extended area service ("EAS") pursuant to a Settlement Transition Agreement. In November 2000, the CPUC authorized AT&T to terminate its approximate annual EAS payments to SureWest Telephone effective November 30, 2000. The CPUC authorized replacement funding to SureWest Telephone on an interim basis using funds from the CHCF. The CHCF is a program designed by the CPUC to establish a fair and equitable local rate structure and to reduce any disparity in the rates charged by telephone companies serving high-cost areas. The CHCF is scheduled to expire January 1, 2009. In addition, the CPUC opened an Order Instituting Investigation ("OII") for the purpose of determining whether future recovery of all, none or a portion of the annual payments previously received from AT&T and received currently from the CHCF, should come from SureWest Telephone's ratepayers or other regulatory recovery mechanisms.

In August 2005, the CPUC adopted a decision which (i) authorized SureWest Telephone to continue receiving $11,500 annually from the CHCF to offset its intrastate regulated operating expenses on an interim basis, (ii) required SureWest Telephone to prepare and submit a cost proxy model (which is used generally as a basis for CHCF funding) based on its current cost data, including analyses of the resulting impacts on rates, on the Universal Lifeline Telephone Service ("ULTS") fund, and on the CHCF fund, to be filed by SureWest Telephone within 12 months, and (iii) authorized SureWest Telephone to file an Advice Letter with the Commission's Telecommunications Division to implement reductions to its business access line rates. In August 2006, SureWest Telephone filed a Petition for Modification proposing a series of alternatives to the preparation of the cost proxy model. In conjunction with the Petition for Modification, SureWest Telephone received an extension of the deadline to file the cost proxy model. SureWest Telephone may be required to make its cost proxy model filing sixty days after a decision resolving its Petition for Modification. In the Petition for Modification, SureWest Telephone proposes a phased-in elimination of the $11,500 interim CHCF draw in lieu of a proceeding to evaluate the cost proxy model. In December 2006, the CPUC issued D. 06-12-021, an interim opinion on the Petition for Modification providing for SureWest Telephone to reduce its annual interim draw from the CHCF by $1,300 on a monthly pro rata basis to $10,200 in the aggregate from $11,500 to reflect the consumer dividend required by D. 04-11-032 to become effective on January 1, 2007 (see above). The results of this proceeding and the potential effects on SureWest Telephone could impact future funding levels through the CHCF.

These actions of the CPUC and of the FCC, as noted above, can affect the rates charged for access and interconnection, and, as a result, the revenues derived by the Company from access and related services. SureWest Telephone's future operations also may be impacted by other proceedings at the FCC and CPUC, including proceedings that address interstate access and other rates and charges, the nature of interconnection between ILECs carriers and others, the collection and distribution of support payments required to assure universal access to basic telephone services, and the charges that can be assessed for new forms of service that directly or indirectly utilize carrier networks.

Substantially all of the interstate long distance business was detariffed in 2001. The long distance business is recognized as being fully competitive, and there are many providers of long distance services. The emergence from bankruptcy reorganization proceedings of some larger interexchange and competitive local exchange carriers has created new competitive pressures in the sector for both wholesale and retail providers. Because of the level of competition, regulation of this area of the telecommunications business is light or has been removed altogether. Where it exists, regulation is focused on specific public policy concerns, such as customer account slamming, rather than the rates, terms and conditions of service.

Broadband

General

The Broadband segment includes SureWest Broadband, SureWest Internet, SureWest Custom Data Services and SureWest Broadband/Residential Services. The Broadband segment also includes a competitive local exchange carrier ("CLEC"), which was authorized by the CPUC in 1998 to provide telecommunications services in areas outside the telephone service area of SureWest Telephone. As of January 1, 2003, the Company consolidated the operations of SureWest Internet and SureWest Custom Data Services into the operations of SureWest Broadband for financial reporting purposes, though they remain separate legal entities. In addition, as of January 1, 2004, the Company consolidated the operations of SureWest Broadband, SureWest TeleVideo and SureWest TeleVideo of Roseville for financial reporting purposes, though they remain separate legal entities.

The Broadband segment provides various services to residential, business and carrier customers. The services include: high-speed Internet service; digital video; voice, network access and toll telephone; and custom data solutions, including collocation, fixed and burstable bandwidth, managed services and network monitoring services. Most of these services were initially offered in the greater Sacramento area, principally to customers residing outside of SureWest Telephone's service area. However, over time, all of SureWest Broadband's services have been made available to customers without regard to service area boundaries and, commencing in December 2003, SureWest Broadband began providing digital video and high-speed Internet services to customers within SureWest Telephone's service area.

SureWest Broadband owns two 39-gigahertz Local Multipoint Distribution System ("LMDS") licenses, which provide coverage in parts of eleven different counties in the greater Sacramento area. These licenses allow SureWest Broadband to expand its network within these areas by using wireless technology for extra transmission capacity backhaul. During 2004, SureWest Broadband also began using these licenses to offer a fixed wireless service to customers outside of SureWest Telephone's service area in parts of the cities of Lincoln and Rocklin, California. During 2005, SureWest Broadband further expanded its fixed wireless service by offering this service to customers in other areas in Sacramento and Placer Counties. In addition, SureWest Broadband will continue to use this wireless technology for backhaul in cost effective areas.

SureWest Broadband/Residential Services possess cable television licenses or franchises in Sacramento and Placer counties, the cities of Roseville and Lincoln, California and has expanded its services to previously licensed areas of Elk Grove and Natomas, California as well as other areas within its service area footprint. The Company is authorized to provide video programming to substantially all of the residents in the SureWest Telephone service area.

SureWest Broadband/Residential Services procures digital transport capability from its affiliate, SureWest Telephone, and has developed an advanced method of delivering video services to subscribers using IP, or IP-video capability.

The Broadband segment utilizes a digital fiber network and is subject to continual expansion and diversification in response to business growth. The Company expects that each of its segments operating in

Roseville and other parts of SureWest Telephone's service area should benefit from the Company's offerings of telecommunications, cable television and Internet services.

The Broadband segment accounted for approximately 27%, 23%, and 18% of the Company's operating revenues in the years 2006, 2005 and 2004, respectively. As of December 31, 2006, the Broadband segment had 57,498 customers.

Competition

The businesses in the Broadband segment are subject to extensive competition. Competition is highly fragmented, and has grown dramatically in recent years. Except for the digital video delivery business, which requires significant capital investment to serve designated service territories, the barriers to entry are not high, and technology changes force rapid competitive adjustments.

SureWest Broadband competes regularly against AT&T, which is the ILEC in Sacramento and most of its surrounding areas, and which possesses significantly greater size and scale. The Broadband segment also competes against Frontier Communications in southern Sacramento County. Numerous CLECs and others offer telecommunications and related services on a flexible and highly specialized basis in the Sacramento area. The Company has found that it can be successful by constantly seeking out new sales opportunities in attractive segments of the market, by maintaining a highly reliable network that is accessible to new customers, and by focusing on the provision of excellent service to its customers. To the extent permitted by law and regulatory requirements, the Company seeks to operate its business across the Broadband segment in an integrated manner, and its network as a single integrated facility. The operating units in this segment benefit within the region from the name recognition and reputation of SureWest, and from the active participation of Company executives and employees in civic and other groups. During 2003, the Company was able to obtain approval from the Sacramento Metropolitan Cable Television Commission to activate service for customers in "green field" areas that were previously outside of the Company's approved build-out and activation schedules. It now anticipates that it will achieve a competitive market share in the provision of telephone, digital video and Internet services in many of these areas around Sacramento. It is important to the Company that its operations in this segment be able to deliver services to customers in developing areas as they grow. The Company is also considering whether a modification or expansion of its service territory in Sacramento County is appropriate.

The Broadband segment has assumed the responsibility for much of the Company's DSL and high-speed Internet retail customer base. The emergence of cable modems, wireless Internet access and other avenues to reach the Internet provide significant competition. The presence of other broadband Internet access providers has begun to exert downward pressure on pricing in the region.

The market faced by the Company among multichannel video providers is very competitive. The main competitors of SureWest Broadband/Residential Services are Comcast and various satellite television providers. In the Company's opinion, Comcast possesses significant market power in Sacramento County. However, the governing Sacramento County Commission promotes competition in the provision of cable service, and has a straightforward franchise and licensing ordinance that accommodates other new entrants rapidly, and allows them flexibility in defining service territories. SureWest has entered the Sacramento, Roseville and Lincoln cable service markets as the second (or subsequent) franchisee, and while it will, therefore, benefit from the somewhat reduced regulation that such entrants enjoy, it will nevertheless face the challenge of drawing customers away from the incumbent provider. The provision of cable television over a closed transmission path has been recognized as possessing certain monopoly characteristics and, therefore, the ability of a second or subsequent provider to succeed in the marketplace is not assured. Similarly, the possession of comparative size and scale can give a competitor an advantage in both access to and pricing of the program content needed to operate a cable television business, and Comcast possesses significantly greater size and scale in Sacramento than the Company.

Regulation

Like SureWest Telephone, SureWest Broadband must comply with various rules of the CPUC governing tariffs, access to information, consumer protection and similar matters for a telecommunication service provider. The FCC has jurisdiction over the SureWest Broadband interstate services, such as access service. In 2001, the FCC adopted rules that have caused CLEC interstate switched access charges to decline over time, and that have also caused a decline in the amount of compensation that can be derived from Internet Service Provider dial-up traffic. SureWest Broadband is only minimally affected by these actions, and has already modified its rates to comply with the FCC requirements.

In late 2001, the FCC began a Triennial Review of its policies on unbundled network elements ("UNEs") and other regulations that affect the nature of competition between ILECs and CLECs. The FCC concluded its Triennial Review in early 2003, and its action was appealed by a number of parties. The appellate court reversed the FCC and vacated significant portions of the FCC rules in a decision that was released in early March 2004, but stayed its mandate for a short time. Subsequently, the FCC released a new decision with modified rules. That new decision also has been appealed. SureWest Broadband does not rely to any significant degree on UNEs or other offerings that would be affected by these appeals, and it does not rely generally on the availability of discounted incremental cost pricing of service elements from the ILEC to serve retail customers. However, the position of SureWest Broadband in the Sacramento market could be affected by a change in law or regulation that granted unrestricted pricing flexibility to the ILEC in Sacramento or that denies competitors the ability to assure that pricing concessions given to customers are nondiscriminatory and offered on a consistent basis.

The cable television business is governed by federal, state and local laws and regulation, but is most substantially controlled by the mechanisms in Title VI of the Communications Act of 1934, as amended. While closely regulated in some areas, providers of cable services are generally free from rate regulation, and have wide leeway to select and package the content that they deliver. In exchange for their use of local streets and rights of way, cable providers are required to pay franchise fees, and to deliver public, educational and governmental channels for use by the community, among other things.

In October 2006, the CPUC opened a proceeding to develop procedures to be followed to implement California Assembly Bill No. 2987, the Digital Infrastructure and Video Competition Act of 2006 ("DIVCA"), which designates the CPUC as the issuer of state video franchises. A decision addressing implementation of the statutory provisions of the DIVCA was adopted March 1, 2007, pending the outcome of certain procedural matters.

Wireless

General

The Wireless segment consists of the Company's subsidiary SureWest Wireless which was formed for the purpose of providing wireless Personal Communications Services ("PCS"). PCS is viewed generally as involving the capability to deliver a more advanced set of features and capabilities than the basic form of cellular mobile service. SureWest Wireless derives its revenue from the provision of wireless PCS, and the sale of handsets and related communications equipment. In addition, SureWest Wireless generates revenue from long distance calls, roaming service, custom calling and other features.

SureWest Wireless has FCC licenses that allow it to offer wireless services in four Basic Trading Areas, representing 16 counties located in central California. These areas include the cities of Sacramento, Stockton, Modesto and Yuba City. Each license represents 10 megahertz of spectrum, and accommodates digital wireless technology that is capable of providing both voice and data transmission.

SureWest Wireless established its market share in the Sacramento market in large part by promoting an unlimited flat rate regional calling plan. Wireless customer acquisition has historically been most active during the December holiday season, and the Company has always been active in sales and marketing at this time. In recent years, SureWest Wireless initiated a number of new service options for customers, including additional regional plans, an unlimited national plan, a family plan and new vertical services (such as wireless data capabilities), which have attracted new customers. SureWest Wireless operates five retail stores in its service area. SureWest Wireless has been seeking to expand its service penetration among major accounts during 2006, while seeking to reduce customer turnover ("churn") and to increase revenues from its customer base.

The wireless business requires capital investment to build new cell sites and to deploy digital and other advanced service capabilities. In 2007, capital investment in SureWest Wireless will emphasize continued improvements in service levels rather than network expansion.

As of December 31, 2006, SureWest Wireless had 52,946 subscribers. The Wireless segment accounted for approximately 15%, 16% and 15% of the Company's operating revenue in the years 2006, 2005 and 2004, respectively.

Competition

The market for wireless services is highly competitive. There are numerous facilities-based wireless providers in the Sacramento market, including all of the major national providers, and additional wireless resellers. Most of these competitors have a national presence and, therefore, have the ability to leverage national advertising budgets and name recognition. In addition, many of the competitors have access to additional spectrum in the geographic markets in which SureWest Wireless competes. In order for SureWest Wireless to succeed in this geographic market, it must establish innovative services, such as its unlimited flat rate service package, and continue to leverage the SureWest name and reputation. A trend toward consolidation in this segment has begun to emerge, with the announcement of merger agreements involving some of the largest wireless providers. Competition in this segment is expected to remain intense.

Regulation

Because of their use of valuable spectrum resources, wireless services are subject to regulation. The construction, operation, management and transfer of digital wireless systems in the United States are regulated by the FCC and CPUC. However, regulators do not actively review price plans offered to wireless customers.

Other Significant Events

Sale of Pay Telephone Assets

In July 2005, the Company sold its pay telephone assets for $220 to a nationwide provider of private pay telephone services. During the quarter ended June 30, 2005, the Company incurred a pretax asset impairment charge of $189, which was recorded in the Company's consolidated statements of operations as depreciation and amortization expense. The asset impairment charge reduced the carrying value of the pay telephone assets within the Telecom segment to its fair value of $198, which represented the expected proceeds from the sale of assets.

WorldCom Bankruptcy Settlement

Certain of the Company's customers filed for bankruptcy protection in 2002, the most notable of which was WorldCom, Inc. ("WorldCom"), which, together with its affiliates (collectively "MCI"), filed for bankruptcy protection in July 2002. In April 2004, MCI emerged from federal bankruptcy protection. In October 2005, the Company resolved its claim filed in January 2003 related to pre-petition accounts receivable, and to a conditional payment made by the Company to MCI in connection with anticipated overearnings during the 1999-2000 monitoring period.

In accordance with the MCI Plan of Reorganization, in October 2005 the Company received a distribution of cash and stock, with a combined fair value of approximately $1,400. The distribution was recognized in the Company's 2005 consolidated statement of operations as an increase to network access service revenue and a decrease to general and administrative expense of $800 and $600, respectively.

Executive Officers

Kirk C. Doyle; age 53; Chairman of the Board of Directors

Mr. Doyle has served as Chairman of the Board of Directors since 2003, and has been a Director since 2000. He has been a realtor with and the owner of Kirk Doyle Realty of Roseville, California since 1982.

Steven C. Oldham; age 56; President and Chief Executive Officer

Mr. Oldham has served as President and Chief Executive Officer since January 1, 2006, and as a member of the Board of Directors since 2004. He retired from Sierra Pacific Resources, a Nevada utility holding company in 2002 as Senior Vice President, Energy Supply, after a 26-year career during which he held various positions in its accounting, finance and regulatory departments. From 1999 to 2001, while at Sierra Pacific Resources, he served as Senior Vice President, Corporate Development and Strategic Planning. After retiring from Sierra Pacific Resources, Mr. Oldham served as a consultant to The Brattle Group, which provides consulting services and expert testimony on economic, finance, regulatory and strategic issues in various industries.

Philip A. Grybas; age 59; Senior Vice President and Chief Financial Officer

Mr. Grybas has served as Senior Vice President and Chief Financial Officer since he joined the Company in 2004. Prior to joining the Company, Mr. Grybas served from 2001 to 2004 as Vice President, Treasurer, and Chief Financial Officer of Warwick Valley Telephone Company of Warwick, New York, a local telephone company serving customers in New York and New Jersey. Before joining Warwick Telephone in 2001, he spent over sixteen years in the telecommunications industry at Ameritech, which is now owned by AT&T.

Fred A. Arcuri; age 54; Senior Vice President and Chief Operating Officer

Mr. Arcuri has served as Senior Vice President and Chief Operating Officer since January 1, 2006. From 2002 to 2005, he served as Senior Vice President and Chief Operating Officer of SureWest Broadband, after being elected a Vice President in 2000.

Scott K. Barber; age 46; Vice President, Network Operations

Mr. Barber has served as Vice President, Network Operations since 2003. From 2000 to 2003, he served as Executive Director, Network Services.

Bill M. DeMuth; age 57; Vice President and Chief Technology Officer

Mr. DeMuth has served as Vice President and Chief Technology Officer since 2000.

Peter C. Drozdoff; age 51; Vice President, Marketing

Mr. Drozdoff has served as Vice President, Marketing since 2002. From 2000 to 2002, he served as Executive Director, Corporate Marketing.

Thomas P. Villa; age 47; Vice President, Customer Operations

Mr. Villa was elected Vice President, Customer Operations in 2005. Prior to his election as Vice President, he served as General Manager of SureWest Broadband from 2003 to 2005. Prior to joining the Company, from 2001 to 2003 he was Director–West Area Customer Service for Verizon Wireless.

L. Scott Sommers; age 49; Vice President, Treasurer

Mr. Sommers has served as Vice President, Treasurer since he joined the Company in 2006. Prior to joining the Company, Mr. Sommers served from 2005 to 2006 as Managing Director of Investment Banking for Cantor Fitzgerald. Before joining Cantor Fitzgerald, Mr. Sommers served as First Vice President for Mellon Financial from 1998 to 2005.

Darla J. Yetter; age 46; Corporate Secretary

Ms. Yetter was elected Corporate Secretary in 2003. Since 1994, she has served as Assistant to the President.

Available Information

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at ***www.surw.com /ir/***, as soon as reasonably practicable after those reports are electronically filed with or furnished to the Securities and Exchange Commission. Copies are also available free of charge upon request to SureWest Communications, P.O. Box 969, Roseville, CA 95661, Attn: Investor Relations Manager.

Item 1A. Risk Factors.

As a result of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not necessarily be used to anticipate results or trends in future periods.

Representative examples of these factors include (without limitation) the following:

We expect to continue to face significant competition in all parts of our business and the level of competition is expected to intensify. The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long-distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable television companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. As the incumbent carrier in Sacramento, AT&T Inc. (formerly SBC Communications) enjoys certain business advantages, including its size, financial resources, favorable regulatory position, brand recognition and connection to virtually all of our customers and potential customers there. As the largest cable operator in Sacramento and Placer County, Comcast enjoys certain business advantages, including its size, financial resources, ownership or superior access to programming and other content, brand recognition, and first-in-the-field advantages with a customer base that generates positive cash flow for its operations. We face intense competition in our markets for long-distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

We must adapt to rapid technological change. Technological developments could increase our costs and cause a decline in demand for our services. In addition, technology changes can reduce the costs of entry for others and give competitors significant new advantages. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers, and we may be placed at a cost disadvantage in offering our services. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

We are subject to a complex and uncertain regulatory environment. Some parts of our business are extensively regulated, and the nature of regulation continues to undergo fundamental change and reinterpretation. Many businesses that compete with the Company are comparatively less regulated. Many significant regulatory decisions have had to be accommodated in recent years, and there are pending decisions on issues affecting the Company that are of great importance.

Our operations have undergone material changes, and our actual operating results can be expected to differ from the results indicated in our historical financial statements. As a result of our 2002 acquisition of assets, which launched our residential broadband business, and the subsequent expansion of our video business, our mix of operating assets differs from those operations upon which our historical financial statements are based. In addition, the February 2007 sale of our directories business will affect our results of operations in the future. Consequently, our historical financial statements may not be reliable as an indicator of future results.

Our success depends upon our ability to manage our growth and expansion. If our recent acquisitions and growth initiatives are not successful, we could suffer an adverse effect on our business and results of operations. Our growth strategy will continue to require us to invest significant capital in facilities and services that may not achieve the desired returns. Our future success depends, in part, upon our ability to manage our growth, including our ability to build network and related facilities to serve new customers, integrate our operations to take advantage of new capabilities and systems; attract and retain skilled personnel across the Company, effectively manage the demands of day to day operations in new areas while attempting to execute our business strategy, and realize the projected growth and revenue targets developed by Company management.

We receive support from various funds established under federal and state law and the continued receipt of that support is not assured. While we do not receive any support from the rural or non-rural Federal Universal Service high cost loop fund, we do receive payments from various other federal or state programs. These include interstate common line support, California High Cost Fund ("CHCF") and the Lifeline, Education and Libraries programs. These governmental programs are reviewed and amended from time to time, and are likely to change in the near future. As described in the Telecom–Regulation section above, the Company in 2007 will receive funding of $10,200 from the CHCF, a program designed by the California Public Utilities Commission ("CPUC") to establish a fair and equitable local rate structure and to reduce any disparity in the rates charged by certain telephone companies serving high-cost areas. The amount of this support from the CHCF is the subject of pending regulatory proceedings, and its continuation is dependent upon many factors. In addition, the state legislative authorization for the CHCF is scheduled to expire January 1, 2009. The outcome and impact on the Company's operations resulting from future changes to these governmental programs cannot be determined at this time.

We could be harmed by the recent developments affecting other communications companies. There have been numerous bankruptcies and other financial difficulties experienced by other carriers and suppliers in the telecommunications and Internet sectors. Similar situations with our suppliers, some of whom provide products and services for which there are few substitutes could cause us to experience delays, service interruptions or additional expenses. Situations with carrier and other customers could affect our ability to collect services that have been provided.

We depend on third parties, over whom we have no control, to deliver our services. Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long-distance carriers, and numerous other third parties to deliver our services. In addition, we are dependent on easements, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long-distance companies, and from state highway authorities, local governments and transit authorities for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain in effect the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

We are subject to corporate governance and internal control reporting requirements, and our failure to comply with existing and future requirements could adversely affect our business. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and related SEC rules, we have issued a report of management's assessment of the effectiveness of our internal controls at December 31, 2006. In addition, our Independent Registered Public Accounting Firm audited and reported on management's assessment. Management concluded that the Company's internal control over financial reporting was effective at December 31, 2006. If we are unable to maintain effective internal controls or if future deficiencies are not adequately addressed, we could experience accounting errors that could result in misstatements of our financial position and results of operations, potential restatements of our financial statements or otherwise adversely affect our business, reputation and results of operations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company owns and leases office facilities and related equipment for executive headquarters, administrative personnel, central office buildings, and operations in Roseville, Citrus Heights, Granite Bay, and other locations in Sacramento and Placer Counties. The Company's executive headquarters, principal business and administrative office, and operations facility, which are located in Roseville, consist of 266,670 square feet. The Company leases a 213,871 square foot facility in McClellan Park (Sacramento County), which is used by all of its segments. The Company has appropriate easements, rights of way and other arrangements for the accommodation of its pole lines, underground conduits, aerial and underground cables and wires, and wireless towers and antennas. See Note 8 in the Notes to Consolidated Financial Statements and "Item 7–Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding the Company's lease obligations.

In addition to land and structures, the Company's property consists of equipment necessary for the provision of communication services. This includes central office equipment, customer premises equipment and connections, radio and wireless antennas, towers, pole lines, video head-end, remote terminals, aerial and underground cable and wire facilities, vehicles, furniture and fixtures, computers and other equipment. The Company also owns certain other communications equipment held as inventory for sale or lease.

In addition to plant and equipment that it wholly-owns, the Company utilizes poles, towers and cable and conduit systems jointly-owned with other entities, and leases space on facilities to other entities. These arrangements are in accordance with written agreements customary in the industry.

Item 3. Legal Proceedings. (Dollars in thousands)

Except for the proceedings described below, the Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to its business, to which it is a party or to which any of its property is subject.

Prior to 2000, AT&T Inc. ("AT&T") (formerly SBC Communications) had been paying SureWest Telephone approximately $11,500 per year for extended area service ("EAS") pursuant to a Settlement Transition Agreement. In November 2000, the California Public Utilities Commission ("CPUC") authorized AT&T to terminate its annual EAS payments to SureWest Telephone effective November 30, 2000. The CPUC authorized replacement funding to SureWest Telephone on an interim basis using funds from the California High Cost Fund ("CHCF"). The CHCF is a program designed by the CPUC to establish a fair and equitable local rate structure and to reduce any disparity in the rates charged by telephone companies serving high-cost areas. The CHCF is scheduled to expire January 1, 2009. In addition, the CPUC opened an Order Instituting Investigation ("OII") for the purpose of determining whether future recovery of all, none, or a portion of the approximate $11,500 annual payments previously received from AT&T should come from SureWest Telephone's ratepayers or other regulatory recovery mechanisms.

In August 2005, the CPUC adopted a decision which (i) authorized SureWest Telephone to continue receiving $11,500 annually from the CHCF to offset its intrastate regulated operating expenses on an interim basis, (ii) required SureWest Telephone to prepare and submit within twelve months a cost proxy model (which is used generally as a basis for CHCF funding) based on its current cost data, including analyses of the resulting impacts on rates, on the Universal Lifeline Telephone Service ("ULTS") fund, and on the CHCF fund and (iii) authorized SureWest Telephone to file an advice letter with the Commission's Telecommunications Division to implement reductions to its business access line rates. In August 2006, SureWest Telephone filed a Petition for Modification proposing a series of alternatives to the preparation of the cost proxy model. In conjunction with the Petition for Modification, SureWest Telephone received an extension of the deadline to file the cost proxy model. SureWest Telephone may be required to make its cost proxy model filing sixty days after a decision resolving its Petition for Modification. In the Petition for Modification, SureWest Telephone proposes a phased-in elimination of the $11,500 interim CHCF draw in lieu of a proceeding to evaluate the cost proxy model. In December 2006, the CPUC issued D. 06-12-021, an interim opinion on the Petition for Modification providing for SureWest Telephone to reduce its annual interim draw from the CHCF by $1,300 on a monthly pro rata basis to $10,200 in the aggregate from $11,500 to reflect the consumer dividend required by D. 04-11-032 to become effective on January 1, 2007 (see above). The results of this proceeding and the potential effects on SureWest Telephone could impact future funding levels through the CHCF.

In 1996, the CPUC issued a decision that authorized SureWest Telephone to implement a New Regulatory Framework ("NRF") for services furnished within SureWest Telephone's service area in order to accommodate market and regulatory movement toward competition and greater pricing flexibility. Under the NRF, SureWest Telephone is subject to ongoing monitoring and reporting requirements, and it was initially required to share earnings with customers through a reduction of revenues if its earned annual rate-of-return exceeds that authorized by the CPUC.

In accordance with the requirements of its general rate case order, SureWest Telephone filed an application for review of its NRF in 1999. In connection with this proceeding, the CPUC's Office of Ratepayer Advocates ("ORA") undertook a verification audit of SureWest Telephone's non-regulated and affiliated transactions pursuant to the general rate case and other CPUC orders. In June 2001, the CPUC adopted its decision in this matter (the "NRF Decision"). The NRF Decision did not suspend the sharing mechanism as SureWest Telephone had requested, and further provided that SureWest Telephone must change the method used to allocate costs for services provided by SureWest Telephone to its affiliates, the treatment of certain directory revenues and the treatment of internal-use software costs. Additionally, in accordance with the provisions of the NRF Decision, the Company recorded certain liabilities and reductions of revenues relating to estimated intrastate shareable earnings obligations.

In April 2005, the CPUC opened a rulemaking proceeding to assess and revise the regulation of telecommunications utilities to develop a uniform regulatory framework ("URF") to apply to most providers of regulated telecommunications services, to the extent that it is feasible and in the public interest to do so. In August 2006, the CPUC adopted Decision 06-08-030 (the "URF Decision") which revises the regulations of telecommunications utilities, such as SureWest Telephone, which were previously subject to the NRF. The URF Decision grants carriers broad pricing freedoms in the provision of telecommunications services, bundles of services, promotions and contracts. The URF Decision, among other things: (i) freezes the Company's basic residential and lifeline rates until at least January 1, 2009 in order to address the subsidy levels supporting these services, subject to review in the CHCF review and public policy programs proceedings, (ii) eliminates price regulation and allows full pricing flexibility for all new and retail services except lifeline and basic residential services, (iii) allows bundles and promotional packages on any telecommunication service, (iv) allocates all gains and losses from the sale of assets to shareholders and (v) eliminates price caps, the annual price cap filing, the productivity factor, and all residual elements of rate of return regulation, including the calculation of shareable earnings. In accordance with the URF Decision, the CPUC ordered a separate briefing cycle to consider whether to detariff altogether telecommunications services other than basic residential service.

In December 2006, the CPUC adopted D. 06-12-044, an order clarifying the URF Decision and granting limited rehearing of the URF Decision with respect to the elimination of all asymmetric requirements concerning marketing, disclosure, or administrative processes with the exception of conditions relating to basic residential rates. Pending the outcome of this limited rehearing, the rules adopted with respect to the elimination of asymmetric regulations are suspended.

Pursuant to the URF Decision, further proceedings in this matter will be held during 2007 to address detariffing of telephone service other than basic exchange service, the pricing of retail special access services, determination of the extent to which the Commission requires monitoring reports in addition to, or different from, the reports carriers routinely file with the Federal Communications Commission ("FCC"), and issues relating to the implementation of the URF Phase I decision. In addition, pursuant to an assigned commissioner's ruling issued in December 2006 in accordance with D. 06-12-044, these further proceedings will also examine customer disclosure rules and the rules adopted governing elimination of asymmetric administrative processes.

Also, in January 2007, The Utility Reform Network filed a petition for writ of review in the Court of Appeal of the State of California challenging the URF Decision and seeking an order that the CPUC's decision be set aside. The ultimate results of this proceeding and the potential effects on SureWest Telephone cannot yet be determined.

In September 2006, the Governor of California signed into law Assembly Bill No. 2987, which enacted the Digital Infrastructure and Video Competition Act of 2006 ("DIVCA"). This new law provides an alternative to the local franchise process and establishes a procedure for the issuance of state franchises for the provision of video service, and promotes a more rapid entry by telephone companies into the video business and new competition for cable and Direct Broadcast Satellite providers. Existing cable providers will be able to abrogate their local franchises and opt into the state franchise process beginning in January 2008. Specifically, the Company will be able to exit its current local franchise agreements and operate under a state-issued franchise if any of the following events occur: (i) the expiration, prior to any renewal or extension, of the Company's local franchise; (ii) mutual agreement between the local franchising entity and the Company; or (iii) at the time a new video service provider initiates video service in all or part of the area within the local municipality's franchise area. This new law also prohibits ILECs that provide video service under a state-issued franchise from increasing basic residential telephone service rates until January 1, 2009. In October 2006, the CPUC opened a proceeding to develop procedures to be followed to implement DIVCA, which designates the CPUC as the issuer of state video franchises. A decision addressing implementation of the statutory provisions of DIVCA was adopted March 1, 2007, pending the outcome of certain procedural matters.

SureWest Telephone's operations may also be impacted by the Telecommunications Act of 1996 (the "Act"). The Act significantly changed the regulatory environment for telecommunications companies. Beginning in 1996, the FCC conducted proceedings and adopted orders implementing the Act's provisions to open local exchange service markets, such as the market of SureWest Telephone, to competition. These proceedings and orders address the regulation of competing telecommunications companies, interconnection, access charges and universal service.

Given the ongoing activities of the FCC to promulgate rules and regulations on competition, interconnection, access charges, and universal service reform, and the various on-going legal challenges considering the validity of these FCC orders, it is not yet possible to determine fully the impact of the Act and related FCC regulations on SureWest Telephone's operations.

There are a number of other regulatory proceedings occurring at the federal and state levels that may have a material impact on SureWest Telephone. These regulatory proceedings include, but are not limited to, consideration of changes to the jurisdictional separations process, the interstate universal service fund, intercarrier compensation access charge reform and the regulation of local exchange carriers and their competitors, including providers of Internet protocol-enabled services. The outcomes and impact on SureWest Telephone's operations of these proceedings and related court matters cannot be determined at this time.

The regulatory proceedings occurring at the state and federal levels described above may also broaden the scope of competition in the provision of regulated services and change the rates and rate structure for regulated services furnished by SureWest Telephone, the effects of which on SureWest Telephone cannot yet be determined.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

SureWest Communications (the "Company") common stock is traded on The Nasdaq Stock Market LLC ("NASDAQ") under the symbol "SURW." As of February 26, 2007, there were approximately 10,944 beneficial owners based on the number of record holders of the Company's common stock. The following table indicates the range of stock closing prices of the Company's common stock as reported on the NASDAQ, for each of the quarters ending on the dates indicated:

	NASDAQ National Market	
	High	Low
March 31, 2005	$28.15	$22.26
June 30, 2005	$25.95	$19.63
September 30, 2005	$29.23	$24.01
December 31, 2005	$29.39	$24.02
March 31, 2006	$28.40	$23.60
June 30, 2006	$24.46	$17.32
September 30, 2006	$20.48	$16.51
December 31, 2006	$28.40	$19.33

The Company paid cash dividends on its common stock of $0.25 per share for each quarter of 2006 and 2005. See "Part II, Item 7–Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources" for a discussion regarding restrictions on the payment of dividends. Additional information concerning dividends may be found in "Selected Financial Data" in Item 6, and in Item 8, which are incorporated herein by reference.

During the year ended December 31, 2006, no equity securities of the Company were sold by the Company, which were not registered under the Securities Act of 1933, as amended.

Share Repurchases

The following table summarizes the Company's common stock repurchase activity during the quarter ended December 31, 2006:

Period	(a)Total Number of Shares Purchased	(b) Average Price Paid per Share	(c)Total Number of Shares Purchased as Part of Publicly Announced Plan	(d)Shares Available for Repurchase under the Plan
October 1, 2006,– October 31, 2006 (1)	13,317	$19.27	1,227,993	272,007
November 1, 2006– November 30, 2006 (2)	–	$ –	–	1,272,007
December 1, 2006– December 31, 2006	–	$ –	–	1,272,007

(1) Shares purchased in October 2006 include a reversal of 5,765 shares from a trade made in September 2006 that was not completed.

(2) As discussed in Part II, Item 7–Management's Discussion and Analysis of Financial Condition and Results of Operations, in November 2006 the Company's Board of Directors authorized the repurchase of up to an additional one million shares, supplementing a prior repurchase approval.

Performance Graph

The following graph shows a five-year comparison of cumulative total shareholder return of the Company's Common Stock (assuming dividend reinvestment) with the Dow Jones US Telecommunications Index (a published index which includes 20 telecommunications companies) and the Russell 2000(R) Index. The comparison of total return on investment (change in year-end stock price plus reinvested dividends) for each of the periods assumes that $100 was invested on December 31, 2001 respectively in each of SureWest Communications, the Dow Jones US Telecommunications Index and the Russell 2000(R) Index. The stock performance shown on the graphs below is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among SureWest Communications, Russell 2000(R)
and DJ US Telecommunications


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
Sure West Communications
Russell 2000
Dow Jones US Telecommunications

*$100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	2001	2002	2003	2004	2005	2006
SureWest Communications	$100	$78	$ 87	$ 63	$ 61	$ 67
Russell 2000(R) Index	$100	$80	$117	$139	$145	$171
DJ US Telecommunications Index	$100	$65	$ 70	$ 83	$ 80	$110

Item 6. Selected Financial Data.

	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share amounts)				
Total operating revenues (3)	$222,745	$218,588	$211,763	$195,121	$185,849
Net income (loss) (3)(4)(5)	$ 5,738	$ 6,378	$ (1,128)	$ 645	$ 11,249
Basic and diluted earnings (loss) per share (1)	$ 0.39	$ 0.44	$ (.08)	$ 0.04	$ 0.76
Cash dividends per share (2)	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Property, plant and equipment, at cost	$832,028	$781,579	$715,718	$646,740	$576,579
Total assets	$445,750	$459,029	$448,903	$439,347	$401,390
Long-term obligations	$123,722	$ 89,168	$ 95,345	$ 93,135	$ 52,252
Shares of common stock used to calculate:					
Basic earnings (loss) per share (1)	14,531	14,552	14,531	14,522	14,728
Diluted earnings (loss) per share (1)	14,615	14,631	14,531	14,539	14,795

(1) Shares used in the computation of basic earnings (loss) per share are based on the weighted average number of common shares and restricted common stock units ("RSUs") outstanding, excluding unvested restricted common shares and unvested RSUs. Shares used in the computation of diluted earnings per share are based on the weighted average number of common shares, restricted common shares and RSUs outstanding, along with other potentially dilutive securities outstanding in each period. Shares used in the computation of diluted loss per share are based on the weighted average number of vested common shares and vested RSUs and exclude potential dilutive common shares, unvested restricted common shares and unvested RSUs outstanding, as the effect is antidilutive.

(2) Cash dividends per share are based on the actual dividends per share, as declared by the Company's Board of Directors. On each date that the Company pays a cash dividend to the holders of the Company's common stock, the Company credits to the holders of RSUs an additional number of RSUs equal to the total number of whole RSUs and additional RSUs previously credited to the holders multiplied by the dollar amount of the cash dividend per share of common stock. Any fractional RSUs resulting from such calculation are included in the additional RSUs.

(3) In January 2007, the Company entered into a definitive agreement with GateHouse Media to sell SureWest Directories, its directory publishing business. The transaction was consummated on February 28, 2007. Under the agreement, GateHouse Media acquired 100% of the stock of SureWest Directories for an aggregate cash purchase price of $110,123, subject to a post-closing working capital adjustment. The sale by the Company of its directory publishing business will have various effects on the Company's financial statements and results of operations in 2007 and beyond. For a more detailed discussion see the Consolidated Overview section below, in Item 7–Management's Discussion and Analysis of Financial Condition and Results of Operations.

(4) During the Company's financial statement closing process for the year ended December 31, 2003, certain matters were identified related to prior financial reporting periods that necessitated the recording of adjustments to the Company's consolidated financial statements. Such adjustments pertained principally to property, plant and equipment. The prospective correction of the aforementioned amounts relating to prior periods reduced the Company's 2003 consolidated net income by $1,603, or $0.11 per basic and diluted share.

(5) In December 2003, the Company discovered certain irregular bank transactions and deposits in a routine investigation following the abrupt resignation of the Company's Treasury Analyst. An investigation revealed concealed illegal transfers in violation of the Company's investment and cash management policies. The Company concluded that the irregularities were limited to the 2003 calendar year and nearly all of the funds had been recovered; however, approximately $1,828 remained outstanding as of December 31, 2003. During 2004, the Company received an insurance recovery in the amount of $1,803, which was reflected as a non-operating gain in the Company's 2004 consolidated financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(Amounts in thousands, except selected operating metrics and share and per share amounts)

Certain information included in this 2006 Annual Report on Form 10-K of SureWest Communications (the "Company"), including that which relates to the impact on future revenue sources and potential sharing obligations of pending and future regulatory orders, continued expansion of the telecommunications network and expected changes in the sources of the Company's revenue and its cost structure resulting from its entrance into new communications markets, are forward looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such forward looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ from those projected in such forward looking statements.

Important factors that could cause actual results to differ from those set forth in the forward looking statements include, but are not limited to: advances in telecommunications technology, changes in the telecommunications regulatory environment, changes in the financial stability of other telecommunications providers who are customers of the Company, changes in competition in markets in which the Company operates, adverse circumstances affecting the economy in California in general, and in the Sacramento, California Metropolitan area in particular, the availability of future financing, changes in the demand for services and products, new product and service development and introductions, pending and future litigation, and unanticipated changes in the growth of the Company's emerging businesses, including the wireless and broadband business segments.

Corporate Structure

The Company is a holding company with wholly-owned subsidiaries operating in the Telecommunications ("Telecom"), Broadband and Wireless segments.

The Telecom segment has included SureWest Telephone, SureWest Directories, and SureWest Long Distance, which provide landline telecommunications services, directory advertising, Digital Subscriber Line ("DSL") service, long distance services and certain non-regulated services. SureWest Telephone, which is the principal operating subsidiary of the Telecom segment, provides local services, toll telephone services, network access services and certain non-regulated services. SureWest Directories published and distributed SureWest Telephone's directory, including the sale of yellow pages advertising. SureWest Directories was also engaged in the business of producing, publishing and distributing directories in other Northern California communities outside of SureWest Telephone's service area. SureWest Long Distance is a reseller of long distance services.

In January 2007, the Company entered into a definitive agreement with GateHouse Media to sell SureWest Directories, its directory publishing business. The transaction was consummated on February 28, 2007. Under the agreement, GateHouse Media acquired 100% of the stock of SureWest Directories for an aggregate cash purchase price of $110,123, subject to a post-closing working capital adjustment. Under related agreements, GateHouse Media will continue to publish SureWest Telephone's directory. The Company continues to evaluate its businesses and product lines and believes this transaction will permit the Company to focus more on the strategic growth of its core business of being a full-service integrated communications provider.

The Broadband segment includes the Company's subsidiaries SureWest Broadband, SureWest TeleVideo and SureWest TeleVideo of Roseville (collectively referred to as "SureWest Broadband/Residential Services") and SureWest Broadband Business Services, which is comprised, in part, of a division of SureWest Telephone operating as a Competitive Local Exchange Carrier ("CLEC"). The Broadband segment provides various services, including high-speed and dial-up Internet, digital video, voice, network access, long distance and managed services in the greater Sacramento area, principally to customers residing outside of SureWest Telephone's service area.

The Wireless segment consists of the Company's subsidiary SureWest Wireless, which provides wireless services. Wireless revenues include wireless voice services, sales of handsets and related accessories, long distance, roaming service and custom calling features. Wireless services are provided on a month-to-month basis and are generally billed in advance for non-contract subscribers and in arrears for contract subscribers.

The Company expects that the sources of its revenues and its cost structure may be different in future periods, both as a result of its entry into new communications markets and competitive forces in each of the markets in which the Company has operations.

Results of Operations

Consolidated Overview

The tables below reflect certain financial data (on a consolidated and segment basis) and selected operating metrics for each reportable business segment as of and for the years ended December 31, 2006, 2005 and 2004.

Financial Data

				% Change	
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Operating revenues (1)					
Telecom	$128,758	$134,468	$141,086	(4)%	(5)%
Broadband	59,794	49,915	39,416	20	27
Wireless	34,193	34,205	31,261	–	9
Total operating revenues	222,745	218,588	211,763	2	3
Income (loss) from operations					
Telecom	57,833	53,593	49,937	8	7
Broadband	(26,337)	(24,785)	(31,340)	(6)	21
Wireless	(14,837)	(12,878)	(17,278)	(15)	25
Total operating income (loss)	16,659	15,930	1,319	5	1,108
Net income (loss)					
Telecom	34,022	30,033	28,322	13	6
Broadband	(18,597)	(15,438)	(18,627)	(20)	17
Wireless	(9,687)	(8,217)	(10,823)	(18)	24%
Total net income (loss)	$ 5,738	$ 6,378	$ (1,128)	(10)%	NA

(1) External customers only

Selected Operating Metrics

	2006	2005	2004	% Change 2006 vs. 2005	% Change 2005 vs. 2004
Telecom					
Incumbent Local Exchange Carrier access lines	125,195	129,291	131,905	(3)%	(2)%
Long Distance lines	57,605	52,288	47,512	10	10
Broadband					
Total Subscribers (1)	57,498	49,743	41,970	16	19
Broadband Revenue-generating units (2)					
Data	55,095	47,093	39,158	17	20
Video	19,657	16,138	12,998	22	24
Voice	18,721	15,526	11,373	21	37
Business Voice-grade equivalents (3)	741,900	685,600	449,439	8	53
Wireless					
Subscribers	52,946	53,858	52,657	(2)%	2%

(1) Total subscribers are customers who receive data, video or voice services from SureWest Broadband.

(2) The Broadband segment can deliver multiple services to a customer. Accordingly, the Company maintains statistical data regarding Revenue-generating units for digital video, voice and data, in addition to the number of subscribers. For example, a single customer who purchases digital video, voice and data services would be reflected as three Revenue-generating units.

(3) Business Voice-grade equivalents ("VGEs") are calculated by dividing the capacity of all circuits in use by 64 kilobits (bandwidth representing a voice access line). DSL VGEs are counted as two 64 kbps channels.

Operating revenues from external customers in the Telecom segment decreased $5,710 in 2006 as compared to 2005. SureWest Telephone continues to experience decreases in local and network access revenues as a result of competition from wireless (including SureWest Wireless) and wireline competitors, which has resulted in an approximate 3% decline in access lines. In addition, network access revenues were impacted by a decline in the rate base, which affects the interstate pool settlements from the National Exchange Carrier Association ("NECA") (see *Regulatory Matters* within the *Telecom Segment Results of Operations* and *Critical Accounting Policies and Estimates* sections below). SureWest Telephone's revenues are also impacted by shareable earnings obligations, which are also discussed below in the *Telecom Segment Results of Operations*.

While the Telecom segment steadily continues to generate a majority of the Company's revenues, cash flows and net income, the Company believes that the results of the Telecom segment in recent years (reflected in declining revenues and access lines) support, in part, the Company's efforts to continue to develop its other business segments. As discussed above, on February 28, 2007 the Company completed a transaction to sell its directory publishing business, SureWest Directories, which was a component of the Telecom Segment. During 2006, the directories business generated operating revenues and net income of $17,849 and $5,791, respectively.

Broadband operating revenues increased $9,879 and $10,499 in 2006 and 2005, respectively, as compared to each prior year period, primarily as a result of the continued expansion of the broadband network and growth in the demand for data and video services. At December 31, 2006, the Broadband segment experienced a 16% annual increase in total subscribers. In addition, broadband business services realized an 8% annual increase in VGEs. While continuing to produce significant revenue increases, the expansion of the broadband residential services has and will continue to require ongoing capital and expense commitments.

The Wireless segment reported a slight decline in operating revenues of $12 in 2006 as compared to 2005. As the Company deemphasizes the prepaid market and migrates toward contract subscribers, the number of wireless subscribers decreased to 52,946 at December 31, 2006, a 2% decline from December 31, 2005. Access and roaming revenues decreased from the prior year as a result of the decline in subscribers, a reduction in roaming rates and the implementation of new Travel Plans during 2006, which provide subscribers with competitive roaming packages and lower priced calling options. Despite the decline in access and roaming revenues, average revenue per subscriber remained relatively consistent with the prior year primarily due to an increase in feature revenues as a result of new features introduced in 2006.

The Company's consolidated operating expenses, excluding depreciation and amortization, decreased $2,580 in 2006 as compared to the prior year in large part to savings of approximately $6,800 in employee compensation and benefits.

During 2005, the Company implemented a strategy for driving efficiency and long-term growth through cost reduction and workforce consolidation. This strategic plan entailed a reduction of operating expenses through a realignment of organizational structure in order to focus on primary customer segments. The corporate restructuring resulted in a reorganization of stand-alone segment functions in order to gain operating efficiencies through a consolidated organizational structure.

In addition, based on revised actuarial calculations, during 2006 the costs related to the Company's defined benefit pension plan (the "Pension Plan") and Postretirement Welfare Plan ("Other Benefits") declined by approximately $1,400. The decline in the cost of the Pension Plan and Other Benefits was offset in part by the curtailment loss of $574 recorded in 2006 associated with the freeze of the Pension Plan, Supplemental Executive Retirement Plan ("SERP"), and Other Benefits (collectively "the Plans"), as discussed below.

In January 2007, the Company's Board of Directors authorized amendments to the Plans. As a result of these amendments, effective as of April 1, 2007, the Company will freeze the Pension Plan so that no person will become eligible to participate in the Plans on or following the effective date and all future benefit accruals under the Plans shall cease. The amendments to the Plans have been accounted for as plan curtailments, resulting in the recognition of a $574 non-cash pretax curtailment loss ($0.04 per share) reflected in operating expenses in the Company's consolidated statement of operations for the year ended December 31, 2006.

The SERP is an unfunded plan which provides supplemental retirement benefits to certain retired executives of the Company to partially offset the reduction in amounts that would have been payable under the pension Plan if it were not for limitations imposed by federal income tax regulations. The Other Benefits relates to certain post-retirement benefits other than pensions available to substantially all employees, including life insurance benefits and a stated reimbursement for Medicare supplemental insurance.

In late 2004, the Company initiated a voluntary enhanced early retirement program (the "REWARD program"). The REWARD program was offered to certain eligible employees across all business units. In addition to retirement benefits, eligible employees receive enhanced medical benefits for a specified period of time. As of December 31, 2004, 59 employees had accepted the REWARD program and the Company recorded operating expenses of $3,768 related to the REWARD program during the fourth quarter of 2004. During the quarter ended March 31, 2005, the Company recorded $791 in operating expenses attributed to 13 employees that accepted the REWARD program in 2005.

Cost of services and products expense (exclusive of depreciation and amortization) increased $52 primarily due to an increase in (i) video license fees as the number of subscribers within the Broadband segment continued to grow and (ii) cost of equipment sales due to increases in the average cost and quantity of wireless handsets sold, but were largely offset by a decline in expenses for network operations as a result of the cost reduction and workforce consolidation.

Customer operations and selling expense increased $1,506 in 2006 compared to 2005 due primarily to an increase in sales and advertising costs to promote subscriber growth and new product offerings within the Broadband segment. General and administrative expenses decreased $4,138 primarily as a result of (i) a reduction in labor costs and benefits, (ii) a decline in consulting and audit fees due to the completion of Sarbanes-Oxley Act implementation and compliance efforts in the prior year and (iii) a decrease in annual insurance premiums.

The Company's consolidated depreciation and amortization expense increased $6,008 in 2006 compared to the prior year. This increase was primarily due to the continued network build-out and success-based capital projects undertaken within the residential broadband service territories.

In July 2005, the Company sold its pay telephone assets for $220 to a nationwide provider of private pay telephone services. The Company had experienced a decline in the pay telephone business due to the rapid growth of wireless alternatives and joined other telephone companies in transitioning the assets to an enterprise specializing in that business. Divesting these assets represents the Company's continued effort to drive efficiency and long-term growth. During the quarter ended June 30, 2005, the Company incurred a pretax asset impairment charge of $189, which was recorded in the Company's consolidated statements of operations as depreciation and amortization expense. The asset impairment charge reduced the carrying value of the pay telephone assets within the Telecom segment to its fair value of $198, which represented the expected proceeds from the sale of assets.

Reclassification

Certain amounts in the Company's 2005 and 2004 consolidated financial statements have been reclassified to conform to the presentation of the Company's 2006 consolidated financial statements.

Effects of Corporate Actions

The sale by the Company of its directory publishing business, and the decision to freeze the Pension Plan, both announced in the first quarter of 2007, will have various effects on the Company's financial statements and results of operations in 2007 and beyond.

In recent years, including 2006, the Company's Telecom segment has benefited from the directories business, including operating revenues and net income from that business of $17,849, or 14%, and $5,791, or 17%, respectively in 2006. The operating results of the directories business represented approximately 8% and 59% of the Company's consolidated revenues and consolidated income from operations, respectively, and substantially all of the Company's consolidated net income in 2006. In 2007, the Company's consolidated results of operations will include two months (for the period from January 1, 2007 through the February 28, 2007 closing date of the transaction) of operating revenues from the directories business of approximately $3,000, which will be reflected in the Company's consolidated statement of income in net income from discontinued operations. However, the Company's annual results in 2007 should also reflect a reduction in corresponding expenses resulting from the transfer of the employees and other costs to the purchaser of the business. The Company received pre-tax proceeds of approximately $110,123. Accordingly, in the period following the closing of the transaction the Company will experience lower interest expense or increased interest income, or a combination, resulting from the application of the sales proceeds. In the longer term, the Company will be looking to utilize its available capital, including that generated from the sale of the directories business, to focus more on the strategic growth of its core business of being a full-service integrated communications provider.

The Pension Plan freeze will also affect the Company's financial statements and results of operations beginning in 2007. The freeze, effective April 1, 2007, will reduce both the Company's operating expenses and cash requirements. Although the future impact of the freeze has not been determined, for the fiscal years 2003 through 2006, cash contributions to the Pension Plan ranged from $3,000 to $9,000, and annual service cost averaged approximately $5,000 over the same time period.

Nonmonetary Transactions

In the normal course of business, the Company entered into certain nonmonetary transactions that are not material, either individually or in the aggregate, to the Company's consolidated financial statements.

2006 versus 2005

Segment Results of Operations

Telecom

	2006	2005	$Change	%Change
Local service	$ 62,774	$ 63,522	$ (748)	(1)%
Network access service	39,500	44,214	(4,714)	(11)
Directory advertising	17,971	17,383	588	3
Long distance service	5,546	6,016	(470)	(8)
Other	2,967	3,333	(366)	(11)
Total operating revenues from external customers	128,758	134,468	(5,710)	(4)
Intersegment revenues	29,484	30,056	(572)	(2)
Operating expenses*	75,368	85,503	(10,135)	(12)
Depreciation and amortization	25,041	25,428	(387)	(2)
Income from operations	57,833	53,593	4,240	8
Net income	$ 34,022	$ 30,033	$ 3,989	13%

*Exclusive of depreciation and amortization

Operating Revenues

Operating revenues from external customers in the Telecom segment decreased $5,710 compared to 2005. SureWest Telephone continues to experience decreases in local and network access revenues as a result of competition from wireless (including SureWest Wireless) and wireline competitors, which has resulted in an approximate 3% decline in access lines. In addition, network access revenues decreased due to a decline in the rate base, which affects the interstate pool settlements from NECA (see *Regulatory Matters* and *Critical Accounting Policies and Estimates* sections below).

The decrease in local and network access revenues was offset in part by revenue growth of $588 in Directory advertising revenues primarily due to increases in advertising rates. Revenues within the Telecom segment are also affected by SureWest Telephone's shareable earnings obligations. During the years ended December 31, 2006 and 2005, Surewest Telephone changed its estimates for a portion of its interstate shareable earning obligations and certain NECA accounts receivable balances, related to prior year monitoring periods; resulting in an increase to revenues of $145 and $916, respectively, as described in more detail in the *Regulatory Matters* section below.

Operating Expenses

Operating expenses for the Telecom segment decreased $10,135 in 2006 from 2005. The decrease in operating expenses was due in large part to savings in employee compensation and benefits realized through the cost containment and workforce consolidation plan, the decline in costs related to the Pension Plan and the inclusion during the first quarter of 2005 of approximately $640 related to the REWARD program, as described in the *Consolidated Overview* section above. Total headcount in the Telecom segment decreased 15% from December 2005 to December 2006. The change in operating expenses also reflected the recognition in 2006 of a $295 non-cash pretax curtailment loss resulting from the amendments to the Company's Pension Plan, as described in the *Consolidated Overview* section above.

Cost of services and products (exclusive of depreciation and amortization) decreased $5,078 in 2006 compared to 2005. The year-over-year decrease is attributable to decreases in network operations and support expenses as a result of reductions in the number of employees. The decrease was also impacted by revised estimated costs for 2006 related to the Pension Plan and employee compensation incentives, and the inclusion in 2005 of costs related to the REWARD program. These decreases were offset in part by increases in long distance access expense as a result of the InfinitAccess™ bundle program and an increase in minutes of use.

Customer operations and selling expense decreased $1,382 in 2006 compared to 2005, due primarily to decreases in labor costs for product management and customer and operator services as a result of a reduction in the number of employees and internal efficiencies resulting from integrated customer support systems and productivity gains.

General and administrative expense decreased $3,675 in 2006 compared to 2005. The decrease was due primarily to a reduction in headcount and associated labor costs, as well as lower audit fees and consulting fees related to Sarbanes-Oxley Act implementation and compliance. The revised estimated costs for 2006 related to the Pension Plan and employee compensation incentives resulted in additional decreases.

Depreciation and amortization decreased $387 in 2006 compared to 2005 due primarily to a significant portion of computer software becoming fully depreciated during 2006.

Certain of the Company's customers filed for bankruptcy protection in 2002, the most notable of which was WorldCom, Inc. ("WorldCom"), which, together with its affiliates (collectively "MCI"), filed for bankruptcy protection in July 2002. In April 2004, MCI emerged from federal bankruptcy protection. In October 2005, the Company resolved its claim filed in January 2003 related to pre-petition accounts receivable, and to a conditional payment made by the Company to MCI in connection with anticipated overearnings during the 1999-2000 monitoring period.

In accordance with the MCI Plan of Reorganization, in October 2005 the Company received a distribution of cash and stock, with a combined fair value of approximately $1,400. The distribution was recognized in the Company's 2005 consolidated statement of operations as an increase to network access service revenue and a decrease to general and administrative expense of $800 and $600, respectively. In October 2005, MCI shareholders approved a merger with Verizon Communications Inc. ("Verizon"), which was completed in January 2006. As a result of the merger, the Company received 17,970 shares of Verizon common stock and an $86 cash distribution in exchange for the 31,292 shares of MCI common stock previously held. As of December 31, 2006, the Company held 17,970 shares of Verizon common stock with an aggregate carrying value of approximately $669. The Company's investment in Verizon common stock is classified as an available-for-sale, short-term investment in the consolidated balance sheet.

Regulatory Matters

Revenues from services subject to regulation constituted approximately 46% and 49% of the Company's total operating revenues in 2006 and 2005, respectively. Those revenues, which include local service, network access service and toll service, are derived from various sources, including:

- business and residential subscribers, for basic exchange services;
- surcharges, mandated by the California Public Utilities Commission ("CPUC");
- long distance carriers, for network access service;
- competitive access providers and subscribers, for network access services;
- interstate pool settlements, from NECA;
- support payments from federal or state programs, and
- support payments from the California High Cost Fund ("CHCF"), recovering costs of services including extended area service ("EAS").

Revenues from certain telephone services are affected by rates authorized by various regulatory agencies. Intrastate service rates are subject to regulation by the CPUC. With respect to toll calls initiated by interexchange carriers' customers, the interexchange carriers are assessed access charges based on tariffs filed by SureWest Telephone. Interstate access rates and resultant earnings are subject to regulation by the Federal Communications Commission ("FCC"). With respect to interstate services, SureWest Telephone has filed its own tariff with the FCC for all elements of access services except carrier common line charges, for which SureWest Telephone concurs with tariffs filed by NECA.

The FCC monitors SureWest Telephone's interstate earnings through the use of annual cost separation studies prepared by SureWest Telephone, which utilize estimated cost information and projected demand usage. The FCC establishes rules that carriers must follow in the preparation of the annual studies. Additionally, under current FCC rules governing rate making, SureWest Telephone is required to establish interstate rates based on projected demand usage for its various services and determine the actual earnings from these rates once actual volumes and costs are known. Based on preliminary cost studies, the Company recognized liabilities relating to SureWest Telephone's estimated interstate shareable earnings obligations of $157 for the year ended December 31, 2005 through reductions of revenues. The Company did not identify any interstate shareable earnings obligations at SureWest Telephone during the years ended December 31, 2006 or 2004.

As a result of periodic cost separation studies, SureWest Telephone changed its estimates for a portion of its interstate shareable earnings obligations and certain NECA interstate common line ("CL") accounts receivable balances related to prior year monitoring periods during the years ended December 31, 2006, 2005 and 2004. For the years ended December 31, 2006 and 2005 these changes in estimates increased the Company's consolidated revenues by $145 and $791, respectively, and net income by $86 ($0.01 per share) and $482 ($0.03 per share), respectively. For the year ended December 31, 2004, similar changes in accounting estimates, including a change in estimate to the Company's intrastate shareable earnings obligations, increased the Company's consolidated revenues by $1,258 and decreased the net loss by $873 ($0.06 per share).

During September 2005, SureWest Telephone made a payment of $100 to a certain carrier customer in full settlement of an interstate overearnings dispute for the monitoring period 2001-2002. The limitations period applicable to this monitoring period expired. Therefore, SureWest Telephone released all other amounts reserved in connection with the potential overearnings claims for 2001-2002 monitoring period, which increased the Company's revenues and net income for the year ended December 31, 2005 by $125 and $78 ($0.01 per share), respectively.

The FCC has a pending rulemaking proceeding to re-examine all regulated forms of intercarrier compensation and develop a more unified mechanism to govern the payment flows among telecommunications carriers. Intercarrier compensation is the regulated fees that service providers charge each other to carry and terminate traffic. Reform has been suggested due to the changing nature of the industry with increasing competition from new technologies, such as Internet and Internet-based services and wireless services. Various plans have been submitted to the FCC with divergent approaches to handle intercarrier compensation that may reduce per-minute access and reciprocal compensation charges and replace these revenues with a combination of increases to the subscriber line charge and revenues obtained from a new restructure mechanism. The ultimate results of this proceeding and the potential effects on SureWest Telephone cannot yet be determined.

The Company was involved in a proceeding at the CPUC that considered the continued need for certain sharing requirements in the intrastate jurisdiction and, in connection with that review, also considered the issue of whether the Company overearned in the intrastate jurisdiction in recent monitoring periods and the amount of overearnings that should be shared with customers. In July 2004, the Company entered into a settlement agreement (the "settlement agreement") with the other parties in the proceeding, the

Division of Ratepayer Advocates ("DRA") (formerly Office of Ratepayer Advocates) ("ORA"); and The Utility Reform Network ("TURN"), to resolve all issues in the proceeding. In November 2004, the CPUC approved the settlement agreement. The settlement agreement resolved existing intrastate sharing obligations and related earnings issues for the monitoring periods 2000 through 2004, put into place a surcredit mechanism for the amount of the settlement, and suspended the requirement for any intrastate sharing for monitoring periods from January 1, 2005 through at least December 31, 2010. The settlement agreement resulted in SureWest Telephone recognizing an increase in local revenues of $2,948 due to a change in accounting estimate during the fourth quarter of 2004. This increase in revenues decreased the Company's net loss by $2,046 ($0.14 per share) during 2004.

In accordance with the settlement agreement, SureWest Telephone is returning approximately $6,500 ("Dividend A"), plus interest at the 90-day commercial paper rate for non-financial institutions, which was 5.19% as of December 31, 2006, and an imputed rate of 3.15%, to its end users through a consumer dividend over a period of approximately four years, which began January 1, 2005. In addition, SureWest Telephone is paying a one-time consumer dividend of $2,600 ("Dividend B"), which is being returned to the consumers to settle the monitoring periods 2000 through 2004. The consumer dividend is recorded as a reduction of the Company's contractual shareable earnings obligations over approximately two years, which began January 1, 2005. The consumer dividend includes an annual imputed interest rate of 3.15% (no stated contractual interest rate). At December 31, 2006, the aggregate contractual shareable earnings obligation for these surcredits was $3,598 (which is net of an unamortized discount pertaining to imputed interest of $115 at that date). Future payments for these obligations are $1,857 and $1,856 in 2007 and 2008, respectively.

The following table summarizes the amounts returned to end users through consumer dividends for the years ended December 31, 2006 and 2005:

	Years Ended December 31, 2006	2005
Dividend A	$ 2,011	$ 1,655
Dividend B	1,177	1,210
Total	$ 3,188	$ 2,865

Further, as part of the settlement agreement SureWest Telephone was to implement an additional annual consumer dividend of $1,300 on January 1, 2007 to end-users receiving SureWest Telephone services subject to sharing on or after that date. However, this consumer dividend was subject to reduction based upon the results of other pending regulatory proceedings and in 2007 has been offset by a reduction in the Company's draw from the CHCF, as discussed below.

During the fourth quarter of 2005, the Company filed an Advice Letter with the CPUC proposing an increase to the consumer dividends in order to return the amounts entitled in accordance with the settlement agreement. The change in the consumer dividends resulted from the increase in interest rates during 2005. The increase was effective January 1, 2006.

Prior to 2000, AT&T Inc. ("AT&T") (formerly SBC Communications), had been paying SureWest Telephone approximately $11,500 per year for EAS pursuant to a Settlement Transition Agreement. In November 2000, the CPUC authorized AT&T to terminate its annual EAS payments to SureWest Telephone effective November 30, 2000. The CPUC authorized replacement funding to SureWest Telephone on an interim basis using funds from the CHCF. The CHCF is a program designed by the CPUC to establish a fair and equitable local rate structure and to reduce any disparity in the rates charged by telephone companies serving high-cost areas. The CHCF is scheduled to expire January 1, 2009. In addition, the CPUC opened an Order Instituting Investigation ("OII") for the purpose of determining whether future recovery of all, none, or a portion of the annual payments received from the CHCF should come from SureWest Telephone's ratepayers or other regulatory recovery mechanisms.

In August 2005, the CPUC adopted a decision which (i) authorized SureWest Telephone to continue receiving $11,500 annually from the CHCF to offset its intrastate regulated operating expenses on an interim basis, (ii) required SureWest Telephone to prepare and submit within twelve months a cost proxy model (which is used generally as a basis for CHCF funding) based on its current cost data, including analyses of the resulting impacts on rates, the Universal Lifeline Telephone Service ("ULTS") fund and the CHCF fund and (iii) authorized SureWest Telephone to file an advice letter with the Commission's Telecommunications Division to implement reductions to its business access line rates.

In August 2006, the Company filed a petition for modification (the "petition") of the decision that reviewed SureWest Telephone's revenue requirement, which seeks CPUC authorization for a graduated phase-down of its $11,500 interim draw from the CHCF over a period of time that is intended to assure the continued maintenance of good service to SureWest Telephone customers while avoiding precipitous rate increases. The Company's petition proposed a transitional phase-down over a five-to-ten year period and requested elimination of the requirement to file its cost proxy model. The Company will seek to recover the eliminated revenues through rate increases and/or operating efficiencies. In August 2006, the DRA filed opposition to the Company's petition and instead proposed the Company immediately discontinue receipt of CHCF funds. In October 2006, the Company filed a request for an interim decision on its petition by which the Company proposed to reduce its annual interim CHCF draw by a $1,300 consumer dividend required by the settlement agreement, as described above. In December 2006, the CPUC issued an interim decision approving the Company's proposal to offset its draw from the CHCF by the $1,300 consumer dividend. The results of this proceeding and the potential effects on SureWest Telephone could impact future funding levels through the CHCF.

In June 2006, the CPUC instituted a rulemaking proceeding to review the CHCF program. The goals of this review include, but are not limited to, adjusting universal service rate support payments to reflect updated operating costs, evaluating whether CHCF support levels can be reduced and made more predictable while still meeting the goals of the program, ensuring it is competitively neutral, reducing rate disparity in residential basic service between urban and rural areas in the state, and making the current administration of the program more efficient. In addition, the CHCF rulemaking requested comments as to whether SureWest Telephone should continue receiving the annual payments from the CHCF and the advisability and impacts of phasing out the EAS payments gradually over a period of approximately 5 years. The results of this proceeding and the potential effects on SureWest Telephone could impact future funding levels through the CHCF.

In 1996, the CPUC issued a decision that authorized SureWest Telephone to implement a New Regulatory Framework ("NRF") for services furnished within SureWest Telephone's service area in order to accommodate market and regulatory movement toward competition and greater pricing flexibility. Under the NRF, SureWest Telephone is subject to ongoing monitoring and reporting requirements, and it was initially required to share earnings with customers through a reduction of revenues if its earned annual rate-of-return exceeds that authorized by the CPUC.

In April 2005, the CPUC opened a rulemaking proceeding to assess and revise the regulation of telecommunications utilities to develop a uniform regulatory framework ("URF") to apply to most providers of regulated telecommunications services, to the extent that it is feasible and in the public interest to do so. In August 2006, the CPUC adopted Decision 06-08-030 (the "URF Decision") which revises the regulations of telecommunications utilities, such as SureWest Telephone, which were previously subject to the NRF. The URF Decision grants carriers broad pricing freedoms in the provision of telecommunications services, bundles of services, promotions and contracts. The URF Decision, among other things: (i) freezes the Company's basic residential and lifeline rates until at least January 1, 2009 in order to address the subsidy levels supporting these services, subject to review in the CHCF review and public policy programs proceedings, (ii) eliminates price regulation and allows full pricing flexibility for all new and retail services except lifeline and basic residential services, (iii) allows bundles and promotional packages on any telecommunication service, (iv) allocates all gains and losses from the sale of assets to shareholders and (v) eliminates price caps, the annual price cap filing, the productivity factor, and all residual elements of rate of return regulation, including the calculation of shareable earnings. In accordance with the URF Decision, the CPUC ordered a separate briefing cycle to consider whether to detariff altogether telecommunications services other than basic residential service.

In December 2006, the CPUC adopted D. 06-12-044, an order clarifying the decision and granting limited rehearing of the URF Decision with respect to the elimination of all asymmetric requirements concerning marketing, disclosure, or administrative processes with the exception of conditions relating to basic residential rates. Pending the outcome of this limited rehearing, the rules adopted with respect to the elimination of asymmetric regulations are suspended.

Pursuant to the URF Decision, further proceedings in this matter will be held during 2007 to address detariffing of telephone service other than basic exchange service; the pricing of retail special access services, determination of the extent to which the Commission requires monitoring reports in addition to, or different from, the reports carriers routinely file with the FCC, and issues relating to the implementation of the URF Phase I decision. In addition, pursuant to an assigned commissioner's ruling issued in December 2006 in accordance with D. 06-12-044, these further proceedings will also examine customer disclosure rules and the rules adopted governing elimination of asymmetric administrative processes.

Also, in January 2007, TURN filed a petition for writ of review in the Court of Appeal of the State of California challenging the URF Decision and seeking an order that the CPUC's decision be set aside. The ultimate results of this proceeding and the potential effects on SureWest Telephone cannot yet be determined.

In April 2006, the CPUC released a decision in a proceeding investigating the continued need for the transport interconnection charge ("TIC"), which is an access charge element. An earlier draft decision required all ILECs operating within California to eliminate the TIC element and authorized recovery of lost revenue through end users, specifically through an increase in their local rate surcharge, and use of the CHCF-A for the small companies. If SureWest Telephone did not recover any lost revenues from end users, the decision could ultimately result in a loss of revenues of up to $4,200, on a prospective basis. The Company sought modification of the draft decision on the basis that the CPUC had indicated that it was prepared to act only with respect to larger ILECs, and thus denied SureWest Telephone due process. In the final decision, the CPUC deferred the elimination of the TIC element for SureWest to the next phase of the proceeding, which began in May 2006. The Company filed testimony in May 2006 supporting that the CPUC should not eliminate the TIC for small and mid-sized ILECs due to an impending federal intercarrier compensation restructure proceeding at the FCC. On March 13, 2007, the CPUC released a proposed decision which eliminates the TIC and allows SureWest to impose a surcharge and increase other rates to recover any loss in access revenue. The ultimate results of this proceeding and the potential effects on SureWest Telephone cannot yet be determined.

In September 2006, the Governor of California signed into law Assembly Bill No. 2987, which enacted the Digital Infrastructure and Video Competition Act of 2006 ("DIVCA"). This new law provides an alternative to the local franchise process and establishes a procedure for the issuance of state franchises for the provision of video service, and promotes a more rapid entry by telephone companies into the video business and new competition for cable and DBS providers. Existing cable providers will be able to abrogate their local franchises and opt into the state franchise process beginning in January 2008. Specifically, the Company will be able to exit its current local franchise agreements and operate under a state-issued franchise if any of the following events occur: (i) the expiration, prior to any renewal or extension, of the Company's local franchise; (ii) mutual agreement between the local franchising entity and the Company; or (iii) at the time a new video service provider initiates video service in all or part of the area within the local municipality's franchise area. This new law also prohibits ILECs that provide video service under a state-issued franchise from increasing basic residential telephone service rates until January 1, 2009. In October 2006, the CPUC opened a proceeding to develop procedures to be followed to implement DIVCA, which designates the CPUC as the issuer of state video franchises. A decision addressing implementation of the statutory provisions of DIVCA was adopted March 1, 2007, pending the outcome of certain procedural matters.

As of December 31, 2006, the Company's consolidated balance sheet reflected aggregate liabilities of $73 relating to SureWest Telephone's estimated interstate shareable earnings obligations. The calculations supporting these liabilities are very complex and involve a variety of estimates prior to the ultimate settlement of such obligations. In addition, SureWest Telephone's interstate shareable earnings obligations lapse over time if SureWest Telephone's interexchange carrier and other customers do not claim the amounts ascribed to them. Accordingly, it is reasonably possible that management's estimates of the Company's liabilities for interstate shareable earnings obligations could change in the near term, and the amounts involved could be material.

Broadband

	2006	2005	$Change	%Change
Data	$ 28,927	$ 25,780	$ 3,147	12%
Video	12,398	9,609	2,789	29
Voice	7,506	5,792	1,714	30
Network access	8,962	6,598	2,364	36
Other	2,001	2,136	(135)	(6)
Total operating revenues from external customers	59,794	49,915	9,879	20
Intersegment revenues	1,507	1,693	(186)	(11)
Operating expenses*	64,811	59,942	4,869	8
Depreciation and amortization	22,827	16,451	6,376	39
Loss from operations	(26,337)	(24,785)	(1,552)	(6)
Net loss	$(18,597)	$(15,438)	$(3,159)	(20)%

*Exclusive of depreciation and amortization

Operating Revenues

Operating revenues from external customers in the Broadband segment increased $9,879 in 2006 compared to 2005. The increase in Broadband revenues was due to the combined effects of (i) a 19% increase in Revenue-generating units of broadband services and (ii) an 8% increase in business voice grade equivalents, which is a result of the continued expansion of the Broadband Business services.

Operating Expenses

Total operating expenses in the Broadband segment increased $4,869 in 2006 compared to 2005. Cost of services and products (exclusive of depreciation and amortization) increased $2,885 during 2006 compared to 2005, due primarily to (i) an increase in programming and transport costs related to the growth in Broadband subscribers and Revenue-generating units, (ii) an increase in network and general support costs corresponding to the increased subscriber count, as well as the expanded network footprint and (iii) an increase in property taxes predominantly due to the increase in property, plant and equipment as the network is expanded. These increases were offset in part by a decrease in contract labor expenses.

Customer operations expense increased $2,188 in 2006 compared to 2005. The year-over-year increase was attributable to increased advertising efforts to promote existing and new products and plans.

General and administrative expense decreased $204 in 2006 compared to 2005 due primarily to (i) a reduction in labor costs and benefits and (ii) a decline in audit and consulting fees due to the completion of Sarbanes-Oxley Act implementation and compliance efforts in the prior year.

Depreciation and amortization increased $6,376 in 2006 compared to 2005 primarily due to continued network build-out within the residential broadband service territories.

The change in operating expenses also reflected the recognition in 2006 of a $222 non-cash pretax curtailment loss resulting from the amendments to the Company's Pension Plans, as described in the *Consolidated Overview* section above.

Wireless

	2006	2005	$Change	%Change
Wireless revenues from external customers	$ 34,193	$ 34,205	$ (12)	–%
Intersegment revenues	2,864	2,592	272	10
Operating expenses*	39,984	37,784	2,200	6
Depreciation and amortization	11,910	11,891	19	–
Loss from operations	(14,837)	(12,878)	(1,959)	(15)
Net loss	$ (9,687)	$ (8,217)	$(1,470)	(18)%

*Exclusive of depreciation and amortization

Operating Revenues

Operating revenues from external customers in the Wireless segment decreased $12 in 2006 compared to 2005. The nominal decrease was due primarily to (i) a 2% decline in subscribers due in part to a de-emphasis on the prepaid market, (ii) a decline in access and roaming revenues primarily as result of a reduction in roaming rates and the implementation of Travel Plans, which provide subscribers with flat-rate roaming packages and lower priced calling options and (iii) a decline in directory assistance revenues due primarily to a reduction in call volume resulting from the transition to an outsourced vendor offset by (a) increases in feature revenues as a result of new features introduced in 2006 and (b) increases in equipment revenues resulting from an increase in the quantity of handsets sold.

Operating Expenses

Total operating expenses for the Wireless segment increased $2,200 in 2006 compared to 2005. Cost of services and products (exclusive of depreciation and amortization) increased $1,701 in 2006 compared to 2005 primarily due to increases in (i) the average cost and quantity of handsets sold, (ii) costs associated with additional features introduced in 2006 and (iii) long distance expense due to an increase in the minutes of use. These increases were partially offset by decreases in (i) labor costs in network operations through the corporate restructuring, (ii) directory assistance as a result of the transition to an outsourced vendor at reduced costs in addition to a reduction in call volume and (iii) roaming costs as a result of a reduction in contracted rates.

Customer operations expense increased $796 in 2006 compared to 2005 due primarily to an increase in sales and advertising costs as a result of increased promotional campaigns.

General and administrative expense decreased $297 in 2006 compared to 2005 primarily due to decreased labor costs resulting from efficiencies gained through the corporate restructuring and a decline in audit and consulting fees related to the completion in prior years of Sarbanes-Oxley Act implementation and compliance efforts.

The change in operating expenses also reflected the recognition in 2006 of a $57 non-cash pretax curtailment loss resulting from the amendments to the Company's Pension Plans, as described in the *Consolidated Overview* section above.

Non-Operating Items

Other Income and Expense, Net

Consolidated interest expense increased $1,207, or 21%, compared to 2005. The rise in interest expense was due both to an increase in long-term debt and a corresponding increase in the weighted average cost of debt in the current year. Consolidated investment income increased $59, or 13%, during 2006 as compared to 2005 primarily as a result of an increase in the average invested balances and higher average interest rates during 2006, offset by a decrease in dividend income related to the Company's available-for-sale securities.

Income Taxes

Income taxes increased $22 in 2006 compared to 2005 due to an increase in the effective tax rate. The effective federal and state income tax rates were 40.7% and 38.0% for the years ended 2006 and 2005, respectively. The change in the effective federal and state income tax rate is primarily due to permanent differences, including meals and entertainment and certain non-deductible contributions.

As of December 31, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5,489, which will expire in the years 2018 through 2024, if not utilized. As of December 31, 2006, the Company also had net operating loss carryforwards for state income tax purposes of approximately $218, which will expire in the years 2007 through 2014, if not utilized. The net operating loss carryforwards for both federal and state decreased from the prior year due to the reversal of deferred tax liabilities, primarily depreciation expense-related, and other taxable income. The Company currently has a net state deferred asset of $3,223 and expects to generate future state taxable income in excess of the approximately $36,463 required to realize the net deferred asset. As of December 31, 2006, the Company also had research and development tax credit carryforwards of approximately $100 for federal income tax purposes. The federal credit will expire in 2022 if it is not utilized. The Company has an Alternative Minimum Tax carryforward of $930 for federal and $324 for state, which do not expire..

2005 versus 2004

Segment Results of Operations

Telecom

	2005	2004	$Change	%Change
Local service	$ 63,522	$ 69,560	$(6,038)	(9)%
Network access service	44,214	46,161	(1,947)	(4)
Directory advertising	17,383	16,283	1,100	7
Long distance service	6,016	5,184	832	16
Other	3,333	3,898	(565)	(14)
Total operating revenues from external customers	134,468	141,086	(6,618)	(5)
Intersegment revenues	30,056	25,814	4,242	16
Operating expenses*	85,503	91,736	(6,233)	(7)
Depreciation and amortization	25,428	25,227	201	1
Income from operations	53,593	49,937	3,656	7
Net income	$ 30,033	$ 28,322	$ 1,711	6%

*Exclusive of depreciation and amortization

Operating Revenues

Operating revenues from external customers in the Telecom segment decreased $6,618 compared to 2004. SureWest Telephone continued to experience decreases in local and network access revenues as a result of competition from wireless (including SureWest Wireless) and wireline competitors and an approximate 2% decline in access lines.

The decrease in the local and network access revenues was offset in part by revenue growth of $832 in SureWest Long Distance resulting from an increase in minutes of use and the effects of the InfinitAccess™ bundle program. In addition, Directory advertising revenues increased $1,100 in 2005 compared to 2004 primarily due to increases in advertising rates.

Revenues within the Telecom segment were also affected by SureWest Telephone's shareable earnings obligations. During the years ended December 31, 2005 and 2004, Surewest Telephone changed its estimates for a portion of its interstate shareable earning obligations and certain National Exchange Carrier balances related to prior year monitoring periods resulting in an increase to revenues of $916 and $1,258, respectively, as described in more detail in the *Regulatory Matters* section above.

Operating Expenses

Operating expenses for the Telecom segment decreased $6,233 in 2005 compared to 2004. As described in more detail in the *Consolidated Overview* section above, the decrease in operating expenses was due in large part to labor savings realized through the cost containment and workforce consolidation plan and the REWARD program offered to certain eligible employees during the fourth quarter of 2004. These savings were partially offset by operating expenses of approximately $640 related to certain eligible employee's who accepted the REWARD program during the quarter ended March 31, 2005, also described in the *Consolidated Overview* section above.

Cost of services and products (exclusive of depreciation and amortization) decreased $1,556 in 2005 compared to 2004. The year-over-year decrease was attributable to decreases in outside plant and network operations as a result of reductions in the number of employees as well as the additional expenses incurred in 2004 as a result of providing video over the existing in-territory network. The decreases were offset in part by increases in long distance access expense as a result of the InfinitAccess™ bundle program and an increase in minutes of use and directory production and distribution costs.

Customer operations and selling expense decreased $1,812 in 2005 compared to 2004, due primarily to decreases in labor costs for product management and customer and operator services as a result of a reduction in the number of employees and internal efficiencies resulting from integrated customer support systems and productivity gains. These decreases were partially offset by increased billing expenses associated with the increase in long distance access line usage.

General and administrative expense decreased $2,865 in 2005 compared to 2004. The decrease was due primarily to the incurrence in 2004 of Sarbanes-Oxley implementation and compliance costs and professional and legal fees related to the treasury investigation, as described below.

Depreciation and amortization increased $201 in 2005 compared to 2004 due primarily to the incurrence of a pretax asset impairment charge of $189 associated with the sale of the Company's pay telephone assets, as described above in the *Consolidated Overview* section.

Certain of the Company's customers filed for bankruptcy protection in 2002, the most notable of which was MCI, filed for bankruptcy protection in July 2002. In April 2004, MCI emerged from federal bankruptcy protection. In October 2005, the Company resolved its claim filed in January 2003 related to pre-petition accounts receivable, and to a conditional payment made by the Company to MCI in connection with anticipated overearnings during the 1999-2000 monitoring period.

In accordance with the MCI Plan of Reorganization, the Company received in October 2005 a distribution of cash and stock, with a combined fair value of approximately $1,400. The distribution was recognized in the Company's consolidated statement of operations as an increase to network access service revenue and a decrease to general and administrative expense of $800 and $600, respectively. As of December 31, 2005, the Company held 31,292 shares of MCI common stock with an aggregate carrying value of approximately $617. The Company's investment in MCI common stock is classified as an available-for-sale, short-term investment in the consolidated balance sheet. In October 2005, MCI shareholders approved a merger with Verizon. The merger was completed in January 2006.

Broadband

	2005	2004	$Change	%Change
Data	$ 25,780	$ 22,004	$ 3,776	17%
Video	9,609	7,000	2,609	37
Voice	5,792	4,038	1,754	43
Network Access	6,598	4,576	2,022	44
Other	2,136	1,798	338	19
Total operating revenues from external customers	49,915	39,416	10,499	27
Intersegment revenues	1,693	1,784	(91)	(5)
Operating expenses*	59,942	61,143	(1,201)	(2)
Depreciation and amortization	16,451	11,397	5,054	44
Loss from operations	(24,785)	(31,340)	6,555	21
Net loss	$(15,438)	$(18,627)	$ 3,189	17%

*Exclusive of depreciation and amortization

Operating Revenues

Operating revenues from external customers in the Broadband segment increased $10,499 in 2005 compared to 2004. The increase in Broadband revenues was due to the combined effects of (i) a 24% increase in Revenue-generating units of broadband services and (ii) the continued expansion of the Business Broadband services, resulting in a 53% increase in business voice grade equivalents.

Operating Expenses

Total operating expenses in the Broadband segment decreased $1,201 in 2005 compared to 2004. As described in more detail in the *Consolidated Overview* section above, this decrease in operating expenses was due in large part to labor savings realized through the cost containment and workforce consolidation plan and the REWARD program offered to certain eligible employees during the fourth quarter of 2004. These savings were partially offset by operating expenses of approximately $119 related to certain eligible employees who accepted the REWARD program during the quarter ended March 31, 2005, also described in the *Consolidated Overview* section above.

Cost of services and products (exclusive of depreciation and amortization) increased $1,039 during 2005 compared to 2004, due primarily to (i) an increase in programming and transport costs related to the growth in Broadband subscribers and Residential Broadband Revenue-generating units, (ii) an increase in network and general support costs corresponding to the increased subscriber count, as well as the expanded network footprint and (iii) an increase in property taxes predominantly due to the increase in property, plant and equipment as the network is expanded. These increases were offset in part by a decrease in repair and maintenance costs.

Customer operations expense increased $668 in 2005 compared to 2004. The year-over-year increase was attributable to an increase in customer service costs resulting from increased call volume caused by the Residential Broadband subscriber growth.

General and administrative expense decreased $2,908 in 2005 compared to 2004 due primarily to (i) the incurrence in 2004 of Sarbanes-Oxley implementation and compliance costs and professional and legal fees related to the treasury investigation, as described below, and (ii) a decrease in information management expenses due to a consolidation of billing systems and a reduction of maintenance and service agreements.

Depreciation and amortization increased $5,054 in 2005 compared to 2004 primarily due to continued network build-out within the residential broadband service territories.

Wireless

	2005	2004	$Change	%Change
Wireless revenues from external customers	$ 34,205	$ 31,261	$2,944	9%
Intersegment revenues	2,592	1,699	893	53
Operating expenses*	37,784	38,266	(482)	(1)
Depreciation and amortization	11,891	11,972	(81)	(1)
Loss from operations	(12,878)	(17,278)	4,400	25
Net loss	$ (8,217)	$(10,823)	$2,606	24%

*Exclusive of depreciation and amortization

Operating Revenues

Operating revenues from external customers in the Wireless segment increased $2,944 in 2005 compared to 2004 due primarily to (i) a 2% increase in Wireless subscriber base, (ii) an increase in feature revenues, including voicemail and text and picture messaging, (iii) an increase in equipment revenue due to an increase in subscribers and average handset price and (iv) an increase in local number portability recovery fees, which were implemented during the second quarter of 2004.

Operating Expenses

Total operating expenses for the Wireless segment decreased $482 in 2005 compared to 2004. The Wireless segment experienced an overall annual decrease in operating expenses primarily due to the efficiencies gained through the corporate restructuring, as described in the *Consolidated Overview* section above.

Cost of services and products (exclusive of depreciation and amortization) increased $1,573 in 2005 compared to 2004 primarily due to increases in (i) long distance expense due to an increase in the minutes of use and the introduction of additional unlimited calling plans and (ii) tower rent expense.

Customer operations expense decreased $1,427 in 2005 compared to 2004 due primarily to a decrease in (i) sales and advertising expense as a result of reduced promotional campaigns and (ii) dealer commissions due to a decline in sales executed through dealer channels.

General and administrative expense decreased $628 in 2005 compared to 2004 due primarily to the incurrence in 2004 of Sarbanes-Oxley implementation and compliance costs and professional and legal fees related to the treasury investigation, as described below.

Non-Operating Items

Other Interest Income and Expense, Net

Consolidated investment income increased $244, or 121%, compared to 2004. The Company received dividend income of $175 during 2005 as a result of the receipt of the shares of MCI common stock through the MCI Plan of Reorganization, as discussed above in the *Telecom Segment Results of Operations* section. In addition, interest income increased due to higher average interest rates during 2005. Consolidated interest expense increased $1,170, or 26%, during 2005 as compared to 2004 due to an increase in short-term borrowings and a decrease in capitalized interest. An increase in the turnover rate of construction projects contributed to lower capitalized interest costs.

Corporate Treasury Loss Recovery

In December 2003, the Company discovered certain irregular bank transactions and deposits in a routine investigation following the abrupt resignation of the Company's Treasury Analyst. An investigation revealed concealed illegal transfers in violation of the Company's investment and cash management policies. The Company concluded that the irregularities were limited to the 2003 calendar year and nearly all of the funds had been recovered; however, approximately $1,828 remained outstanding as of December 31, 2003. During 2004, the Company received an insurance recovery in the amount of $1,803, which was reflected as a non-operating gain in the Company's 2004 consolidated financial statements.

Income Taxes

Income taxes increased $4,406 in 2005 compared to 2004 due to a corresponding increase in income subject to tax. The effective federal and state income tax rates were 38.0% and 30.6% for the years ended 2005 and 2004, respectively. The change in the effective federal and state income tax rates was primarily due to an increase in income before income taxes for 2005.

As of December 31, 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $33,385, which will expire in the years 2018 through 2024, if not utilized. As of December 31, 2005, the Company also had net operating loss carryforwards for state income tax purposes of approximately $355, which will expire in the years 2006 through 2014, if not utilized. The Company had a net state deferred asset of $2,175 and expects to generate future state taxable income in excess of the approximately $24,601 required to realize the net deferred asset. As of December 31, 2005, the Company also had research and development tax credit carryforwards of approximately $100 for federal income tax purposes. The federal credit will expire in 2022 if it is not utilized. The Company has an Alternative Minimum Tax carry forward of $322 for federal and $343 for state, which do not expire.

Liquidity and Capital Resources

As reflected in the Consolidated Statements of Cash Flows, net cash provided by operating activities was $65,695, $57,441 and $56,070 in 2006, 2005 and 2004, respectively. Net cash provided by operating activities during 2006 was due primarily to (i) net income of $5,738, (ii) non-cash charges of $59,778 consisting primarily of depreciation and amortization due to capital investments principally in the Broadband segment and (iii) an increase in the change of the provision for deferred income taxes of $4,162. Cash provided by operating activities was offset in part by an approximate $3,249 decrease in the Company's estimated and contractual shareable earnings obligations due primarily to payments in the form of a surcredit to end users resulting from the November 2004 intrastate settlement agreement (see *Regulatory Matters* within the Telecom Segment Results of Operations).

Net cash used in investing activities was $55,041, $69,344 and $68,257 for 2006, 2005 and 2004, respectively. In all three years the primary use of cash was capital expenditures for property, plant and equipment amounting to $55,393, $69,768 and $70,833 for 2006, 2005 and 2004, respectively.

Net cash used in financing activities was $11,916 and $8,702 in 2006 and 2004, respectively. Net cash provided by financing activities was $1,417 in 2005. For all years, the Company's primary use of cash was for the payment of dividends and principal payments to retire long-term debt. In addition, in 2006, $3,678 was used for the repurchase of the Company's common stock, offset by a $10,000 net increase in short and long-term borrowings.

The Company had working capital of $6,510 at December 31, 2006. The increase in working capital during the twelve months ended December 31, 2006 was due primarily to the retirement of short-term borrowings. In addition, as a result of the adoption of SFAS No. 158, as discussed below, working capital (i) increased due to the reclassification of accrued pension benefits from current to non-current liabilities and (ii) decreased as a result of a change in the deferred income tax asset. As discussed below, the Company believes that its working capital position, the proceeds from the sale of SureWest Directories, and operating cash flows and borrowing capacity are sufficient to satisfy its liquidity requirements in the next twelve months.

The Company's most significant use of funds in 2007 is expected to be for (i) budgeted capital expenditures of approximately $55,000, (ii) scheduled payments of long-term debt of $3,636 and (iii) support of the operations of SureWest Wireless up to an anticipated $1,350. In addition, during 2006 the payment of dividends, which is at the discretion of the Company's Board of Directors, could be as much as $14,400 based on the Company's most recent dividend payments. A substantial portion of the 2007 budgeted capital expenditures is at the discretion of the Company, and dependent upon the Company's working capital position, operating cash flows and ability to borrow, as described below. The Company is required to comply with its cable franchise agreements to continue its build-out in the franchise areas.

The Company contributes to its defined benefit Pension Plan and Other Benefits Plans, which provide retirement benefits to all employees. During 2006, the Company made contributions of $3,202 and $1,617 to the Pension and Other Benefits Plans, respectively. Contributions are intended to provide for benefits attributed to service to date. The Company's funding policy is to contribute annually an actuarially determined amount consistent with applicable federal income tax regulations. As discussed in the *Consolidated Overview* section above, in January 2007 the Company approved plan amendments which provide that benefits under the Plans will stop accruing for active participants effective April 1, 2007. The Company believes that future funding requirements will decrease significantly as a result of the freeze of the Plans. The Company will continue to evaluate the future funding requirements of the Plans and fund them as deemed necessary. The Company does not expect to make any contributions to the Pension or Other Benefits Plans during 2007. See Note 7 of the Notes to the Consolidated Financial Statements for a more detailed discussion on the Company's Pension and Other Post-retirement Plans.

As discussed more fully in the *Regulatory Matters* section above, the CPUC instituted a rulemaking which requests comments as to whether SureWest Telephone should continue receiving the $11,500 annually from the CHCF and the advisability and impacts of phasing out the EAS payments gradually over a period of approximately 5 years. In August 2006, the Company filed a Petition for Modification of D.05-08-004, which seeks CPUC authorization for a graduated phase-down of its $11,500 interim draw from the CHCF over a period of time that is intended to assure the continued maintenance of good service to SureWest Telephone customers while avoiding precipitous rate increases. The Company's Petition for Modification proposes a transitional phase-down over a five-to-ten year period and requests elimination of the requirement to file its cost proxy model. In December 2006, the CPUC issued an interim opinion providing for the Company to reduce its annual draw from the CHCF by $1,300 on a monthly prorated basis, to $10,200 in the aggregate from $11,500, to reflect a "consumer dividend" required in another regulatory proceeding to be effective January 1, 2007. The Company will seek to recover the eliminated revenues through rate increases and/or operating efficiencies. For a more detailed discussion, see *Regulatory Matters* within the Telecom Segment Results of Operations.

On May 1, 2006, the Company completed an unsecured Credit Agreement for a Term Loan facility and a Revolving Loan facility (collectively "Loan Facilities") in principal amounts up to $75,000 and $25,000, respectively. Interest on the Loan Facilities is payable quarterly and based on a LIBOR, variable interest rate, or a fixed interest rate pricing formula, or a combination, as defined in the Credit Agreement. Principal payments on the outstanding amounts borrowed under the Term Loan facility as of December 31, 2007 are due in equal quarterly installments commencing March 31, 2008 through June 30, 2016. The Revolving Loan facility has an expiration date of June 30, 2013. As of December 31, 2006, $40,000 was outstanding under the Term Loan Facility and no amounts were outstanding under the Revolving Loan facility.

The Company had a business loan agreement with a bank for a $50,000 unsecured line of credit, which was originally due to expire July 1, 2006. As of December 31, 2005 there was $30,000 under this credit facility at a weighted average interest rate of 5.75%, which was based on a LIBOR-based pricing formula. As a result of the availability of the Loan Facilities the Company terminated its business loan agreement effective May 1, 2006.

In November 2006, the Company's Board of Directors increased the number of shares of the Company's common stock authorized for repurchase from 1.5 million shares to 2.5 million shares. Shares are purchased from time to time in the open market or through privately negotiated transactions, subject to overall financial and market conditions. Through December 31, 2006, approximately 1.2 million shares of common stock had been repurchased. The Company has remaining authorization from the Board of Directors to repurchase an approximate 1.3 million additional outstanding shares. The purchase of common shares did not have a substantive effect on the average number of common shares outstanding or the calculation of basic and diluted earnings per share for the years ended 2006 and 2005 or the calculation of loss per share for the year ended 2004.

The Company had cash and cash equivalents at December 31, 2006, of $6,371. Subsequently, on February 28, 2007, the Company received the pre-tax proceeds from the sale of its Directories business of approximately $110,123, as described above. Accordingly, the Company believes that its working capital position, the proceeds from the sale of the Directories business, operating cash flows and borrowing capacity are sufficient to satisfy its liquidity requirements for the next twelve months. This includes capital expenditures as required by the Company's cable franchise agreements, while maintaining adequate cash and cash equivalents. The Company believes, given its financial position and debt-to-equity position, it has substantial additional short-and long-term borrowing capacity. As indicated above, a substantial portion of the Company's 2007 budgeted capital expenditures and cash dividend payments is at the discretion of the Company. Accordingly, the Company believes that it can modify its planned construction and commitments and cash dividend payments if the results of operations or available capital so require.

As of December 31, 2006, the Company's contractual obligations were as follows:

	2007	2008-2009	2010-2011	Thereafter	Total
Long-term debt	$3,636	$28,684	$40,684	$52,450	$125,454
Capital leases	6	13	–	–	19
Contractual shareable earnings obligations	1,857	1,856	–	–	3,713
Operating leases	5,335	10,888	9,520	18,893	44,636
Unconditional purchase obligations	2,400	50	–	–	2,450

Dividends are declared at the discretion of the Company's Board of Directors. However, the Note Purchase Agreement under which the Company issued its Series A and Series B Senior Notes, and the Credit Agreement contain financial and operating covenants that restrict, among other things, the payment of cash dividends, the repurchase of the Company's capital stock, the making of certain other restricted payments and the incurrence of additional indebtedness. In addition, the Company is required to maintain certain financial ratios and minimum levels of tangible net worth. At December 31, 2006, retained earnings of approximately $65,776 were available for the payments described immediately above, under the Company's Note Purchase Agreement and the Credit Agreement.

Critical Accounting Policies and Estimates

Below is a summary of the Company's critical accounting policies and estimates, which are more fully described in the referenced Notes to the Company's Consolidated Financial Statements. Management has discussed development and selection of critical accounting policies and estimates with the Company's Audit Committee.

- As discussed more fully in Note 1, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* goodwill and wireless licenses are reviewed for impairment annually or more frequently if an event occurs or circumstances change that would reduce the fair value below its carrying value. The impairment test for goodwill requires the Company to estimate the fair value at the reporting unit level. To determine the fair value in 2006, the Company obtained an independent valuation of the Company's goodwill using a discounted cash flow model. Assumptions used in this model include the following:

    - cash flow assumptions regarding investment in network facilities, distribution channels and customer base (the assumptions underlying these inputs are based upon a combination of historical results and trends, new industry developments and the Company's business plans);
    - a 15% weighted average cost of capital based on industry weighted averaged cost of capital; and
    - no terminal growth rate.

  The carrying value of the Company's goodwill was $2,171 as of December 31, 2006. The fair value of the Company's goodwill is based on the value associated with the telephone reporting unit, which benefits from the goodwill. The telephone reporting unit includes SureWest Telephone and certain related non-regulated services. When determining the fair value, the use of different estimates or assumptions within the discounted cash flow model could result in a different fair value. For example, the Company used a discount rate of 15.0% and no terminal growth rate in its assessment of fair value in 2006. At November 30, 2006 the fair value of the telephone reporting unit was $199,900 and the associated carrying value was $22,800. If the discount rate were to increase 2%, the fair value of the telephone reporting unit would decrease by approximately $24,000, but would not result in an impairment of goodwill.

  The Company's wireless licenses include Personal Communications Services ("PCS") and Local Multipoint Distribution System ("LMDS") licenses. The carrying value at December 31, 2006 of the PCS and LMDS licenses was $8,925 and $4,641, respectively. In assessing the recoverability of the Company's PCS licenses, the Company obtained an independent valuation in 2006, which reviewed transactions involving sales of comparable wireless licenses in the aftermarket, using characteristics of the license and the related market, including geographic location, market size and megahertz frequency.

  In assessing the recoverability of the Company's LMDS licenses, the Company obtained an independent valuation, as comparable license sales data was not available. The independent valuation estimates fair value of the Company's LMDS licenses using a discounted cash flow model. Assumptions used in this model include the following:

- cash flow assumptions regarding investment in network facilities, distribution channels and customer base (the assumptions underlying these inputs are based upon a combination of historical results and trends, new industry developments and the Company's business plans);
- a 20% weighted average cost of capital based on industry weighted averaged cost of capital adjusted to reflect the inherent risks associated with the introduction of a new service offering; and
- a 5% terminal value growth rate.

The use of different estimates or assumptions within the discounted cash flow model when determining fair value of the Company's LMDS licenses could result in different values for these licenses. For example, the Company used a discount rate of 20% and a terminal growth rate of 5% in its assessment of fair value in 2006. If the discount rate were to increase 1%, the fair value of the LMDS licenses would decrease by $1,000, which would result in an impairment charge of approximately $242 based on the carrying value of the LMDS licenses as of December 31, 2006. In addition, the Company's LMDS licenses may be impaired in the future if the estimates and assumptions used in the 2006 LMDS license discounted cash flow model are not met.

If the estimated fair value is less than the carrying value, then the carrying value is written down to the fair value. As a result of the Company's annual test for 2006, no impairment of either goodwill or PCS or LMDS licenses was indicated. During 2006, the Company was unaware of any events or changes in circumstance that would require a test of impairment that may potentially reduce the fair value below the carrying value.

- As discussed more fully in Note 3, total revenues from telephone services are affected by rates authorized by various regulatory agencies. The FCC monitors SureWest Telephone's interstate earnings through the use of annual cost separation studies prepared by SureWest Telephone. The FCC establishes rules that carriers must follow in the preparation of the annual studies. Based on these rules, the Company is required to prospectively set its annual interstate rates based on the aforementioned cost separation studies. These cost studies include estimates and assumptions regarding various financial data including operating expenses, taxes and investment in property, plant and equipment. Non-financial data estimates are also utilized in the preparation of these cost studies, including projected demand usage and detailed network information. The Company must also make estimates of the jurisdictional separation of this data to assign current financial and operating data to the interstate or intrastate jurisdiction. These estimates are finalized in future periods as actual data becomes available to complete the separation studies. The Company also participates in the NECA pool for certain interstate revenues. In addition to the estimates noted above, the Company's earned rate-of-return from its participation in the NECA pool can also be impacted by the earnings and data of other carriers who participate in the pool.

In accordance with the NRF, SureWest Telephone is subject to ongoing monitoring and reporting requirements by the CPUC, and it was initially required to share earnings with customers based on its earned annual rate-of-return. The Company utilizes models, which rely on estimates regarding the jurisdictional separation of financial data and operational data into the interstate jurisdictions as discussed previously for the purposes of calculating its earned annual rate-of-return. However, as discussed more fully in Note 3, SureWest Telephone has entered into a settlement agreement, which was approved by the CPUC in November 2004, to cease intrastate sharing requirements beginning January 1, 2005 through at least December 31, 2010. The settlement agreement also resolves existing sharing obligations and related earnings issues for the monitoring periods 2000-2004.

As a result of these estimates and assumptions, it is reasonably possible that management's estimates of SureWest Telephone's shareable earnings obligations could change in the near term, and the amounts involved could be material. For example, the CPUC approved a settlement agreement on November 19, 2004 that resolved the Company's intrastate shareable earnings for the years 2000 through 2004. In accordance with this settlement agreement, the Company recorded $2,948 in local revenues due to a change in accounting estimate in the fourth quarter of 2004. This increase in revenue resulted in a decrease of the Company's net loss by $2,046 ($0.14 per share). See Note 3 for a more detailed discussion regarding the settlement agreement.

- As discussed more fully in Note 2, the Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) delivery of the product to the customer has occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured. Revenues based on a flat fee, derived principally from local telephone, dedicated network access, data communications, Internet access service, residential/business broadband service and non-contract wireless services, are billed in advance and recognized in subsequent periods when the services are provided. Contract wireless services are billed in arrears. Revenues based on usage, derived primarily from network access, roaming and long distance services, are recognized monthly as services are provided. Incremental direct costs of telecommunications service activation are charged to expense in the period in which they are incurred.

  Directory advertising revenues and costs related to publishing and distributing directories are recognized using the "circulation period" method, under which revenues and related costs are recognized ratably over the expected useful life of the directory, generally one year from the date of publication. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.

  The Company applies the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* to all wireless handset sales below cost, which approximates fair value in the absence of an activation "subsidy", when receiving an up-front fee of any kind (e.g., a service activation fee). The application of EITF Issue No. 00-21 results in the immediate recognition of all or a portion of such up-front fees as equipment sales revenue. Additionally, when the Company activates wireless service for a customer, but does not concurrently provide the customer with a handset, any up-front fees received continue to be deferred and amortized over the expected term of the customer relationship. The Company provides a general right of return within the first 30 days of service for a full refund of the handset price. The estimated equipment return allowance associated with this right of return is estimated based on historical experience.

- As discussed more fully in Note 1, the Company maintains allowances for doubtful accounts for estimated losses resulting from the potential inability of its customers to make required payments. In evaluating the collectibility of its accounts receivable, the Company assesses a number of factors including a specific customer's or carrier's ability to meet its financial obligations to the Company, the length of time the receivable has been past due and historical and future expectations of conditions that may impact the Company's ability to collect its accounts receivable. If circumstances change or economic conditions worsen such that the Company's past collection experience is no longer relevant, the Company's estimate of the recoverability of its accounts receivable could be further reduced from the levels reflected in the Company's consolidated balance sheet. If uncollectibility of the Company's billed revenue changes by 1%, the Company would expect an increase in uncollectible expense of approximately $2,270. As of December 31, 2006, the Company had three customers that accounted for 14% of consolidated accounts receivable, net of allowances. Although management believes that these customers are creditworthy, a severe adverse impact on their business operations could have a corresponding material effect on their ability to pay timely and, therefore, on the Company's results of operations, cash flows and financial condition. In addition, certain revenues are subject to refund if the customer terminates services or returns equipment within a stipulated time period, or if certain performance criteria are not met. Accordingly, the Company maintains accounts receivable allowances and recognizes certain customer refund liabilities, through charges to revenues, based on the Company's best estimates of the resolution of these contingencies, which are based on historical experience.

- As discussed more fully in Note 1, the Company states its inventories held for sale at lower of cost or market. In assessing the ultimate recoverability of inventories, the Company is required to make estimates regarding future customer demand and technological advances of equipment.

- As discussed more fully in Note 1, property, plant and equipment are recorded at cost. Retirements and other reductions of regulated telephone plant and equipment are charged against accumulated depreciation with no gain or loss recognized in accordance with the composite group remaining life methodology utilized for telephone plant assets. When property applicable to non-telephone operations is sold or retired, the asset and related accumulated depreciation are removed from the accounts and the associated gain or loss is recognized. Property, plant and equipment is depreciated or amortized using the straight-line method over their estimated economic lives. The economic lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or differently than anticipated, the economic lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than anticipated, the life of the asset group could be extended based on the life assigned to new assets added to the group. This could result in a reduction of depreciation and amortization expense in future periods. The Company reviews the estimated useful lives of its property, plant and equipment once every three years, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing the recoverability of the Company's property, plant and equipment, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets.

- As discussed more fully in Note 1, the Company accounts for asset retirement obligations in accordance with SFAS No. 143, *Accounting for Asset Retirement Obligations* and FASB Interpretation ("FIN") No. 47, *Accounting for Conditional Retirement Obligations*, which requires the Company to recognize a retirement obligation when a legal obligation exists to remove an asset at some point in the future or if legislation exists that requires special disposal procedures of the asset. The Company believes it may have potential retirement obligations relating to its wireless cell sites and disposal obligations relating to certain building materials containing asbestos. Based on terms outlined in its tower leases, the Company is obligated to return the land or facilities to their original condition at the end of the cell site lease term, should the lease be terminated. Based on the Company's estimates it believes that the disposal requirement relating to certain building materials containing asbestos is the expected retirement date of the underlying assets. The Company has used a probability-weighted cash flow approach in estimating its potential retirement obligations. The Company calculates the net present value of the retirement obligation assuming an inflation rate of 3%, a discount rate of 7% and a market risk premium of 4%. The Company has also assumed the settlement date for its wireless towers to be 25 years from the date the asset is placed into service. The Company has estimated that the expected retirement date of its buildings that contain asbestos is 2025. The Company has also used a probability-weighted assessment to address the uncertainty regarding the timing of future cash flows to settle the potential liability. The Company believes that utilizing probabilities for its wireless towers of less than 100% is appropriate because the Company believes the likelihood of incurring material asset retirement expenditures is remote. The Company used a 100% probability factor of its building materials containing asbestos. The Company monitors the estimates and assumptions used in determining its potential asset retirement obligations for its cell sites and buildings containing asbestos. However, the Company believes it is remote that any future adjustment to its asset retirement liability for obligations existing as of December 31, 2006 will be material to the Company's consolidated financial statements.

- As discussed more fully in Notes 1 and 6, the Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company does not have a valuation allowance on its deferred tax asset as of December 31, 2006 or 2005 because it believes it is more likely than not that such deferred tax asset will be realized. Should the Company determine that it would not be able to realize all or part of its deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period in which the determination was made.
- As discussed more fully in Note 7, the Company has pension and post-retirement benefit costs and obligations. The Company's pension and post-retirement benefit obligations are actuarially determined based on estimates of discount rates, long-term rates of return on plan assets and increases in future compensation levels. Changes in these estimates and other factors could significantly impact the Company's pension and post-retirement benefit costs and obligations. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total 2006 post-retirement service and interest cost	$ 72	$ (63)
Effect on post-retirement benefit obligation as of December 31, 2006	$137	$(130)

For 2006, the discount rates used for the Company's pension and post-retirement benefit obligations were 6.00% and 5.50%, respectively. The discount rates were determined based on current yields on high quality corporate fixed-income investments with maturities corresponding to the expected duration of the benefit obligations. The rate used for the post-retirement benefit obligation reflects heavier weighting for retired participants of shorter durations.

The expected return on assets ("EROA") rate is determined based on the current and projected investment portfolio mix and estimated long-term investment returns for each asset class. In 2005, the Company used an EROA of 8.5%. The Company evaluated the appropriateness of the EROA rate for 2006 by analyzing the long-term returns for domestic and international equities, as well as domestic fixed income instruments. Based on the evaluation the Company decreased the EROA for 2006 to 8.0% to better reflect the current economic environment. The 0.5% decrease in the EROA rate increased the Company's 2006 pension expense approximately $550, or 9.0%.

The Company's decision to freeze the Pension Plan will also affect the Company's financial statements and results of operations beginning in 2007. The freeze, effective April 1, 2007, will reduce both the Company's operating expenses and cash requirements. Although the future impact of the freeze has not been determined, for the fiscal years 2003 through 2006, cash contributions to the Pension Plan ranged from $3,000 to $9,000, and annual service cost averaged approximately $5,000 over the same time period.

- As discussed more fully in Notes 3 and 8, the Company is a party to a variety of litigation, regulatory proceedings and other contingencies that arise in the ordinary course of business. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses for certain of these matters. The determination of the liabilities required, if any, for loss contingencies is made after careful analysis of each individual issue. In the opinion of management, the ultimate outcome of these matters will not materially affect the Company's consolidated financial position and results of operations.

- As discussed more fully in Note 9, the Company currently sponsors two Equity Incentive Plans (the "Stock Plans") for certain employees, outside directors and consultants of the Company, which were approved by the Company's shareholders. The Stock Plans permit issuance by the Company of awards in the form of restricted shares, stock units, performance shares, stock options and stock appreciation rights.

  Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Since the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* and SFAS No. 123(R) were materially consistent under the Company's Plans, the adoption of SFAS No. 123(R) did not have a significant impact on the Company's financial position or results of operations. The Company has not made any stock option grants since 2003 and consequently the compensation expense resulting from stock option grants prior to 2003 was either fully expensed as of January 1, 2006, or not material to the Company's financial statements.

  Prior to January 1, 2006, the Company accounted for the Stock Plans under the fair value recognition provisions of SFAS No. 123. Under the provisions of SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*, the fair value method of accounting was applied to all employee awards granted, modified, or settled after January 1, 2003.

  As of December 31, 2006, total unrecognized compensation cost related to nonvested restricted stock was $1,959 and will be recognized over a weighted-average period of approximately two years. The total fair value of the restricted common stock and restricted common stock units that vested for the years ended December 31, 2006, 2005 and 2004 was $1,424, $833 and $591, respectively.

  Stock based compensation for restricted stock reflects the cost of restricted stock that is expected to vest. The Company calculated an estimated forfeiture rate based on historic forfeiture experience to date. If actual forfeitures are not consistent with the Company's estimated forfeiture rate, it will be required to record adjustments to compensation expense.

  The Black-Scholes-Merton option-pricing model used to value stock option grants includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management's best estimates, but these items involve inherent uncertainties based on market conditions generally outside of the control of the Company.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115*. This standard permits an entity to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements*. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R).* SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. Prior to the adoption of SFAS No. 158, the Company used its fiscal year end as the measurement date for the Plans; consequently this requirement did not have an effect on the Company's consolidated statement of financial position for the year ended December 31, 2006. SFAS No. 158 requires an employer with publicly traded equity securities to initially recognize the funded status of a defined benefit postretirement plan and the required disclosures as of the end of the fiscal year ending after December 15, 2006. See Note 7, for a more detailed discussion of the effects of applying the provisions of SFAS No. 158 to the Company's consolidated financial statements. The Company adopted SFAS No. 158 on December 31, 2006.

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes.* FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that FIN No. 48 will have on its consolidated financial statements.

Effective January 1, 2006, the Company adopted SFAS No. 154, *Accounting Changes and Error Corrections.* The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. The adoption of SFAS No. 154 has not had a material effect on the Company's consolidated financial position, results of operations or cash flows.

Factors That Could Affect Future Results

As a result of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not necessarily be used to anticipate results or trends in future periods.

Representative examples of these factors include (without limitation) the following:

We expect to continue to face significant competition in all parts of our business and the level of competition is expected to intensify. The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long-distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable television companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. As the incumbent carrier in Sacramento, AT&T enjoys certain business advantages, including its size, financial resources, favorable regulatory position, brand recognition and connection to virtually all of our customers and potential customers there. As the largest cable operator in Sacramento and Placer County, Comcast enjoys certain business advantages, including its size, financial resources, ownership or superior access to programming and other content, brand recognition, and first-in-the-field advantages with a customer base that generates positive cash flow for its operations. We face intense competition in our markets for long-distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

We must adapt to rapid technological change. Technological developments could increase our costs and cause a decline in demand for our services. In addition, technology changes can reduce the costs of entry for others and give competitors significant new advantages. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers, and we may be placed at a cost disadvantage in offering our services. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

We are subject to a complex and uncertain regulatory environment. Some parts of our business are extensively regulated, and the nature of regulation continues to undergo fundamental change and reinterpretation. Many businesses that compete with the Company are comparatively less regulated. Many significant regulatory decisions have had to be accommodated in recent years, and there are pending decisions on issues affecting the Company that are of great importance.

Our operations have undergone material changes, and our actual operating results can be expected to differ from the results indicated in our historical financial statements. As a result of our 2002 acquisition of assets, which launched our residential broadband business, and the subsequent expansion of our video business, our mix of operating assets differs from those operations upon which our historical financial statements are based. In addition, the February sale of our directories business will affect our results of operations in the future. Consequently, our historical financial statements may not be reliable as an indicator of future results.

Our success depends upon our ability to manage our growth and expansion. If our recent acquisitions and growth initiatives are not successful, we could suffer an adverse effect on our business and results of operations. Our growth strategy will continue to require us to invest significant capital in facilities and services that may not achieve the desired returns. Our future success depends, in part, upon our ability to manage our growth, including our ability to build network and related facilities to serve new customers, integrate our operations to take advantage of new capabilities and systems; attract and retain skilled personnel across the Company, effectively manage the demands of day to day operations in new areas while attempting to execute our business strategy, and realize the projected growth and revenue targets developed by Company management.

We receive support from various funds established under federal and state law and the continued receipt of that support is not assured. While we do not receive any support from the rural or non-rural Federal Universal Service high cost loop fund, we do receive payments from various other federal or state programs. These include interstate CL support, CHCF and the Lifeline, Education and Libraries programs. These governmental programs are reviewed and amended from time to time, and are likely to change in the near future. As described in the Regulation section above, the Company in 2007 will receive funding of $10,200 from the CHCF, a program designed by the CPUC to establish a fair and equitable local rate structure and to reduce any disparity in the rates charged by certain telephone companies serving high-cost areas. The amount of this support from the CHCF is the subject of pending regulatory proceedings, and its continuation is dependent upon many factors. In addition, the state legislative authorization for the CHCF is scheduled to expire January 1, 2009. The outcome and impact on the Company's operations resulting from future changes to these governmental programs cannot be determined at this time.

We could be harmed by the recent developments affecting other communications companies. There have been numerous bankruptcies and other financial difficulties experienced by other carriers and suppliers in the telecommunications and Internet sectors. Similar situations with our suppliers, some of whom provide products and services for which there are few substitutes, could cause us to experience delays, service interruptions or additional expenses. Situations with carrier and other customers could affect our ability to collect services that have been provided.

We depend on third parties, over whom we have no control, to deliver our services. Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long-distance carriers, and numerous other third parties to deliver our services. In addition, we are dependent on easements, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long-distance companies, and from state highway authorities, local governments and transit authorities for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain in effect the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

We are subject to corporate governance and internal control reporting requirements, and our failure to comply with existing and future requirements could adversely affect our business. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and related Securities and Exchange Commission rules, we have issued a report of management's assessment of the effectiveness of our internal controls at December 31, 2006. In addition, our Independent Registered Public Accounting Firm audited and reported on management's assessment. Management concluded that the Company's internal control over financial reporting was effective at December 31, 2006. If we are unable to maintain effective internal controls or if future deficiencies are not adequately addressed, we could experience accounting errors that could result in misstatements of our financial position and results of operations, potential restatements of our financial statements or otherwise adversely affect our business, reputation and results of operations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

Regulatory and Legal Matters

SureWest Telephone is subject to regulation by the FCC and CPUC. In the past, there have been various proceedings before these agencies to which SureWest Telephone has been a party. In 1996, Congress passed the Telecommunications Act of 1996 (the "Act"), which significantly changed the regulatory environment for telecommunications companies. Beginning in 1996, the FCC conducted proceedings and adopted orders implementing the Act's provisions to open local exchange service markets, such as the market of SureWest Telephone, to competition. These proceedings and orders address interconnection, intercarrier compensation, access charges, universal service and Internet protocol ("IP") enabled service. With respect to local competition, the FCC rules outline pricing methodologies for the states to follow when setting rates for incumbent carriers (such as SureWest Telephone) to charge competitors for resale, interconnection and unbundled network elements.

Due to the ongoing actions taken by the FCC to promulgate rules and regulations on interconnection access charges and universal service reform, and the various on-going legal challenges considering the validity of these FCC orders, it is not yet possible to determine fully the impact of the Act and related FCC regulations on SureWest Telephone's operations.

The Company's financial condition and results of operations have been and will be affected by recent and future proceedings before the CPUC and FCC. Pending before the FCC and CPUC are proceedings, which are considering:

- Additional rules governing the opening of markets to competition and the regulation of the competing telecommunications providers;
- The nature and extent of the compensation, if any, to be paid by carriers and other providers to one another for network use, and the sums to be recovered through end users and other sources;
- The goals and definition of universal telephone service in a changing environment, including examination of subsidy support mechanisms for subscribers of different carriers (including incumbent carriers) and in various geographic areas;
- Rules that will provide non-discriminatory access by competing service providers to the network capabilities of local exchange carriers; and
- The regulated rates and earnings of SureWest Telephone.

There are a number of pending and anticipated other regulatory proceedings occurring at the federal and state levels that may have a material impact on SureWest Telephone. These regulatory proceedings include, but are not limited to, consideration of changes to the interstate universal service fund, intercarrier compensation, reform and the regulation of local exchange carriers and their competitors, and regulation of IP-enabled services. The outcomes and impact on SureWest Telephone's operations of these proceedings and related court matters cannot be determined at this time.

The eventual impact on the Company of the effect of all the proceedings described above cannot presently be determined.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company has limited exposure to the impact of interest rate fluctuations. To manage its exposure to interest rate fluctuations, the Company uses a combination of variable short-term and fixed rate long-term financial instruments. In addition, the Company has a contractual obligation related to its intrastate shareable earnings in the form of a surcredit to its customers over a period of four years beginning January 1, 2005, which is subject to variable interest rates. The Company does not use derivative financial instruments in its investment portfolio or for any other purposes.

The Company primarily enters into debt obligations to fund operations and planned capital expenditures. The Company currently has no cash flow exposure related to its long-term debt obligations as all obligations are at fixed rates. As of December 31, 2006, the Company had fixed rate debt obligations of $125,454 with an average interest rate of 5.6%. Based on borrowing rates currently available for loans with similar terms and maturities, the estimated fair value of long-term debt as of December 31, 2006 was $124,947.

The Company currently has no outstanding short-term debt obligations as of December 31, 2006. The Company believes there is limited exposure to market risk for change in interest rates related to contractual shareable earnings obligations. The interest rate on the contractual shareable earnings obligations is variable based on a 30-day commercial paper rate. Assuming a fluctuation of 100 basis points in the interest rate of the contractual shareable earnings obligations, the fair value would increase $45 or decrease $39. As of December 31, 2006, the Company had variable rate debt obligations of $3,713 with an average interest rate of 3.0%.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of SureWest Communications

We have audited the accompanying consolidated balance sheets of SureWest Communications as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SureWest Communications at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SureWest Communications' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of Financial Accounting Standards Board Statements No. 87, 88, 106 and 132(R)* and Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

/s/ Ernst & Young LLP

Sacramento, California
March 9, 2007

SUREWEST COMMUNICATIONS
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
Operating revenues:			
Telecom	$128,758	$134,468	$141,086
Broadband	59,794	49,915	39,416
Wireless	34,193	34,205	31,261
Total operating revenues	222,745	218,588	211,763
Operating expenses:			
Cost of services and products (exclusive of depreciation and amortization)	77,123	77,071	80,853
Customer operations and selling	36,101	34,595	37,175
General and administrative	33,084	37,222	43,820
Depreciation and amortization	59,778	53,770	48,596
Total operating expenses	206,086	202,658	210,444
Income from operations	16,659	15,930	1,319
Other income (expense):			
Investment income	504	445	201
Interest expense	(6,882)	(5,675)	(4,505)
Corporate treasury loss recovery	–	–	1,803
Other, net	(613)	(414)	(443)
Total other income (expense), net	(6,991)	(5,644)	(2,944)
Income (loss) before income taxes	9,668	10,286	(1,625)
Income tax expense (benefit)	3,930	3,908	(497)
Net income (loss)	$ 5,738	$ 6,378	$ (1,128)
Basic and diluted earnings (loss) per share	$ 0.39	$ 0.44	$ (0.08)
Shares of common stock used to calculate earnings (loss) per share:			
Basic	14,531	14,552	14,531
Diluted	14,615	14,631	14,531

See accompanying notes.

SUREWEST COMMUNICATIONS
CONSOLIDATED BALANCE SHEETS
(amounts in thousands)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,371	$ 7,633
Short-term investments	695	617
Accounts receivable (less allowances of $5,451 and $5,219 at December 31, 2006 and 2005, respectively)	22,791	23,234
Inventories	5,348	5,626
Deferred directory costs	4,888	5,130
Prepaid expenses	4,285	3,918
Deferred income taxes	7,685	14,502
Total current assets	52,063	60,660
Property, plant and equipment, net	376,421	381,075
Intangible and other assets:		
Wireless licenses, net	13,566	13,566
Goodwill	2,171	2,171
Intangible asset relating to pension plans	–	456
Intangible asset relating to favorable operating leases, net	309	393
Deferred charges and other assets	1,220	708
	17,266	17,294
	$445,750	$459,029

See accompanying notes.

SUREWEST COMMUNICATIONS
CONSOLIDATED BALANCE SHEETS (Continued)
(amounts in thousands)

	December 31, 2006	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ –	$ 30,000
Current portion of long-term debt and capital lease obligations	3,642	3,669
Accounts payable	3,069	3,634
Other accrued liabilities	21,766	20,496
Current portion of contractual shareable earnings obligations	1,707	2,932
Estimated shareable earnings obligations	73	293
Advance billings and deferred revenues	9,435	9,730
Accrued income taxes	345	1,015
Accrued pension benefits	215	7,615
Accrued compensation	5,301	5,772
Total current liabilities	45,553	85,156
Long-term debt and capital lease obligations	121,831	85,473
Long-term contractual shareable earnings obligations	1,891	3,695
Deferred income taxes	37,785	40,398
Other liabilities and deferred revenues	12,914	12,556
Commitments and contingencies		
Shareholders' equity:		
Common stock, without par value; 100,000 shares authorized, 14,465 and 14,629 shares issued and outstanding at December 31, 2006 and 2005, respectively	157,926	164,598
Deferred stock-based compensation	–	(2,255)
Accumulated other comprehensive income (loss)	565	(4,909)
Retained earnings	67,285	74,317
Total shareholders' equity	225,776	231,751
	$445,750	$459,029

See accompanying notes.

SUREWEST COMMUNICATIONS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(amounts in thousands)

	Common Stock					
	Number of Shares	Amount	Deferred Stock-Based Compensation	Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2003	14,578	$160,911	$(1,419)	$ (261)	$ 98,297	$257,528
Issuance of common stock upon exercise of options	–	10	–	–	–	10
Recognition of stock options issued to employees	–	29	–	–	–	29
Issuance and amortization of restricted common stock, net of forfeitures and stock surrenders	13	465	470	–	–	935
Tax effect from stock plans	–	409	–	–	–	409
Other comprehensive (loss)	–	–	–	(1,865)	–	(1,865)
Cash dividends	–	–	–	–	(14,581)	(14,581)
Net loss	–	–	–	–	(1,128)	(1,128)
Balance at December 31, 2004	14,591	161,824	(949)	(2,126)	82,588	241,337
Recognition of stock options issued to employees	–	18	–	–	–	18
Issuance and amortization of restricted common stock, net of forfeitures and stock surrenders	38	2,747	(1,306)	–	1	1,442
Tax effect from stock plans	–	(50)	–	–	–	(50)
Other comprehensive (loss)	–	–	–	(2,783)	–	(2,783)
Cash dividends	–	–	–	–	(14,591)	(14,591)
Restricted Stock Unit dividends	–	59	–	–	(59)	–
Net income	–	–	–	–	6,378	6,378
Balance at December 31, 2005	14,629	164,598	(2,255)	(4,909)	74,317	231,751
Adjustment to initially apply the provisions of SFAS No. 123(R)	–	(2,255)	2,255	–	–	–
Recognition of stock options issued to employees	–	7	–	–	–	7
Issuance and amortization of restricted common stock, net of forfeitures and stock surrenders	29	1,052	–	–	2	1,054
Stock repurchases	(193)	(5,543)	–		1,865	(3,678)
Other comprehensive income	–	–	–	5,474	–	5,474
Cash dividends	–	–	–	–	(14,570)	(14,570)
Restricted Stock Unit dividends	–	67	–	–	(67)	–
Net income	–	–	–	–	5,738	5,738
Balance at December 31, 2006	14,465	$157,926	$ –	$ 565	$ 67,285	$225,776

See accompanying notes.

SUREWEST COMMUNICATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Years ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$ 5,738	$ 6,378	$ (1,128)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	59,778	53,770	48,596
Provision for deferred income taxes	4,162	3,417	(372)
Provision for doubtful accounts	4,169	3,892	3,441
Stock-based compensation	1,061	1,509	968
Non-cash portion of MCI settlement	–	(617)	–
Other, net	364	311	–
Net changes in:			
Receivables	(3,726)	(6,971)	(4,750)
Accrued income taxes, net	(671)	(534)	(359)
Inventories, prepaid expenses and other current assets	(693)	(1,217)	(379)
Accounts payable	(565)	748	680
Accrued liabilities, other liabilities and deferred credits	(3,922)	(3,245)	9,373
Net cash provided by operating activities	65,695	57,441	56,070
Cash flows from investing activities:			
Capital expenditures for property, plant and equipment	(55,393)	(69,768)	(70,833)
Purchases of held-to-maturity investments	–	–	(4,275)
Maturities of held-to-maturity investments	–	–	6,974
Other, net	352	424	(123)
Net cash used in investing activities	(55,041)	(69,344)	(68,257)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	(30,000)	20,000	10,000
Principal payments of long-term debt and capital lease obligations	(3,669)	(3,992)	(4,127)
Proceeds from issuance of long-term debt	40,000	–	–
Dividends paid	(14,570)	(14,591)	(14,581)
Repurchase of common stock	(3,678)		
Other, net	1	–	6
Net cash provided by (used in) financing activities	(11,916)	1,417	(8,702)
Decrease in cash and cash equivalents	(1,262)	(10,486)	(20,889)
Cash and cash equivalents at beginning of year	7,633	18,119	39,008
Cash and cash equivalents at end of year	$ 6,371	$ 7,633	$ 18,119

See accompanying notes.

SUREWEST COMMUNICATIONS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Accounting

SureWest Communications (the "Company") is a holding company with wholly-owned subsidiaries that provide integrated communications services in Northern California. The Company's principal operating subsidiary is SureWest Telephone. SureWest Directories, SureWest Long Distance, SureWest Wireless, SureWest Broadband, SureWest TeleVideo and SureWest TeleVideo of Roseville (collectively referred to as "SureWest Broadband/Residential Services"), SureWest Internet and SureWest Custom Data Services are each subsidiaries of the Company. As discussed in Note 13 below, in January 2007 the Company entered into a definitive agreement to sell SureWest Directories and the transaction was consummated on February 28, 2007. The Company expects that the sources of its revenues and its cost structure may be different in future periods, both as a result of changes in the communications markets and competitive forces in each of the markets in which the Company has operations.

Preparation of the financial statements in conformity with principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates. The Company's critical accounting estimates include (i) revenue recognition and the establishment of estimated shareable earnings obligations, accounts receivable allowances and customer refund obligations (Notes 1, 2 and 3), (ii) inventory valuation (Note 1), (iii) useful life assignments and impairment evaluations associated with property, plant and equipment and intangible assets (Note 1), (iv) asset retirement obligations (Note 1), (v) valuation allowances associated with deferred tax assets (Notes 1 and 6), (vi) pension and post-retirement benefit costs and obligations (Note 7), (vii) anticipated outcomes of litigation, regulatory proceedings and other contingencies (Notes 3 and 8) and (viii) employee stock-based compensation (Notes 1 and 9).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Concentration of Cash

The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash Equivalents and Short-term Investments

The Company invests its excess cash in high-quality debt instruments and money market mutual funds. The Company considers highly liquid investments with maturities of three months or less from the acquisition date of the instrument to be cash equivalents. Short-term investments consisted of 17,970 shares of Verizon common stock and 31,292 shares of MCI common stock with an aggregate value of approximately $669 and $617 at December 31, 2006 and 2005, respectively. The MCI stock was received as part of the MCI Plan of Reorganization bankruptcy settlement on October 14, 2005 and was subsequently replaced with Verizon common stock as a result of the MCI-Verizon merger. In November 2006, Verizon spun off

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

their domestic print and yellow pages directories publishing operations and as a result the Company received a stock dividend from Verizon of 898 shares of Idearc, Inc. common stock. The Idearc, Inc. common stock had an aggregate value of approximately $26 at December 31, 2006 and is included in the Company's short-term investments. All of the Company's cash equivalents and short-term investments are considered available-for-sale.

The following is a summary of the Company's cash equivalents and short-term investments as of December 31, 2006 and 2005:

	2006	2005
Money market mutual funds	$ 15	$ 1
Investment in common stock	695	617
	$710	$618

Fair Value

The carrying values of cash equivalents and short-term investments at December 31, 2006 and 2005 approximated their fair values at such dates. Fair values for cash equivalents and short-term investments were determined by quoted market prices.

The aggregate carrying value and fair value of the Company's short-term borrowings was $30,000 as of December 31, 2005. The Company had no short-term borrowings as of December 31, 2006. The carrying value of the Company's long-term debt (including current maturities) was $125,454 and $89,091 at December 31, 2006 and 2005, respectively. The aggregate fair value of the long-term debt was approximately $124,947 and $89,137 at December 31, 2006 and 2005, respectively. The carrying value of the Company's capital lease obligations was $19 and $51 as of December 31, 2006 and 2005, respectively. The aggregate fair value of the capital lease obligations was $14 and $40 as of December 31, 2006 and 2005, respectively. The aggregate carrying value and fair value of the Company's contractual intrastate shareable earnings obligations was $3,713 at December 31, 2006 and $6,901 as of December 31, 2005.

The fair values of the Company's short-term borrowings, long-term debt, capital lease obligations and contractual intrastate shareable earnings obligations were determined through discounted cash flow analyses based on the Company's current incremental interest rates for similar instruments.

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses, which result from the inability of customers to make required payments. Such allowance is based on the likelihood of recoverability of accounts receivable based on past experience and management's best estimates of current

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

bad debt exposures. The Company performs ongoing credit evaluations of its customers' financial condition and management believes that adequate allowances for doubtful accounts have been provided. Accounts are determined to be past due if customer payments have not been received in accordance with the payment terms. Uncollectible accounts are charged against the allowance for doubtful accounts and removed from the accounts receivable balances when internal collection efforts have been unsuccessful in collecting the amount due. In addition, certain revenues are subject to refund if the customer terminates services or returns equipment within a stipulated time period, or if certain performance criteria are not met. Accordingly, the Company maintains accounts receivable allowances and recognizes certain customer refund liabilities, through charges to revenues, based on the Company's best estimates of the resolution of these contingencies, which are based on historical experience. For the years ended December 31, 2006, 2005 and 2004, the Company wrote-off certain accounts receivable balances aggregating $5,283, $3,389 and $3,032, respectively. During the years ended December 31, 2006, 2005 and 2004, the Company recovered $1,348, $866 and $776, respectively, of accounts receivable balances previously written-off against such allowance.

Inventories

Telephone network inventories consist of materials and supplies, which are stated at weighted average cost. Non-regulated wireline equipment inventory held for sale is stated at the lower of weighted average cost or market value. Wireless handset and accessory inventories are stated at the lower of average cost or market value. Inventories at SureWest Broadband are comprised of network materials and supplies, which are stated at weighted average cost.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Additions and substantial improvements are capitalized. Repairs and maintenance costs are charged to expense as incurred. Retirements and other reductions of property, plant and equipment were approximately $5,362, $3,993 and $2,861 in 2006, 2005 and 2004, respectively. Retirements of regulated telephone plant and equipment are charged against accumulated depreciation with no gain or loss recognized in accordance with the composite group remaining life methodology utilized for telephone plant assets. When property applicable to non-telephone operations is sold or retired, the asset and related accumulated depreciation are removed from the accounts and the associated gain or loss is recognized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment consisted of the following as of December 31, 2006 and 2005:

	2006	2005	Estimated Useful Lives
Land	$ 4,178	$ 4,198	
Buildings	82,592	82,433	35 years
Central office equipment	224,204	203,125	3-21 years
Outside plant equipment	389,709	362,784	5-40 years
Internal-use software	57,787	55,791	5 years
Other	57,847	59,993	3-21 years
Total plant in service	816,317	768,324	
Less accumulated depreciation	455,608	400,504	
Plant in service, net	360,709	367,820	
Plant under construction	15,712	13,255	
Property plant and equipment, net	$376,421	$381,075	

Property, plant and equipment is depreciated using the straight-line method over their estimated economic lives. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, anticipated technological changes and the expected impact of the Company's strategic operating plan on its network infrastructure. Average annual composite depreciation rates were 7.6%, 7.3% and 7.3% in 2006, 2005 and 2004, respectively.

Asset Retirement Obligations

The Company accounts for its asset retirement obligations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*, and Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 47, *Accounting for Conditional Retirement Obligations*. In accordance with the provisions of SFAS No. 143 and FIN No. 47, the Company recognizes a retirement obligation pertaining to its long-lived assets, principally wireless cell sites and disposal obligations relating to certain building materials containing asbestos, when a legal obligation exists to remove plant at some point in the future or if legislation exists that requires special disposal procedures of the asset. Based on terms outlined in its wireless tower leases, the Company is obligated to return the land or facilities to their original condition at the end of the cell site lease term, should the lease be terminated. Based on the Company's estimates, it believes that the disposal requirement relating to certain building materials containing asbestos is the expected retirement date of the underlying assets. The Company has used a probability-weighted cash flow approach in estimating its potential retirement obligations. As of December 31, 2006 and 2005, the Company's consolidated balance sheet includes a liability in the amount of $95 and $88, respectively, pertaining to estimated asset retirement obligations.

Intangible Assets

Under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* goodwill and intangible assets that are not subject to amortization are tested for impairment at least annually or when events or changes in circumstances indicate that the asset might be impaired.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill is not amortized but instead evaluated annually for impairment using a two-step process. In the first step of the impairment test, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The Company has determined that reporting units are equal to its operating segments and its goodwill has been allocated to the Telephone operating segment. The estimated fair value of the reporting unit is determined using a discounted cash flow model. The assumptions used in the estimate of fair value are based upon a combination of historical results and trends, new industry developments and the Company's current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss.

The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of goodwill is greater than the implied fair value of that goodwill, then an impairment charge would be recorded equal to the difference between the implied fair value and the carrying value.

Indefinite-lived intangible assets consist of the Company's wireless licenses. Wireless licenses include Personal Communications Services ("PCS") and Local Multipoint Distribution System ("LMDS"), which are stated at cost, less accumulated depreciation recognized prior to the adoption of SFAS No. 142. The Company determined these licenses have indefinite lives as such licenses can be renewed indefinitely for a nominal fee. Accordingly, the Company has applied the nonamortization provisions of SFAS No. 142 to these licenses.

The Company's wireless licenses are evaluated for impairment at least annually by comparing the carrying value to the estimated fair value. The fair value of the Company's PCS licenses is determined through review of transactions involving sales of comparable wireless licenses in the aftermarket. The fair value of the Company's LMDS licenses is obtained using a discounted cash flow model. The assumptions used in the estimate of fair value are based on a combination of historical results and trends, new industry developments and the Company's current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. The Company's LMDS licenses may be impaired in the future if the estimates and assumptions used in the 2006 LMDS license discounted cash flow model are not met. If the carrying value is in excess of the estimated fair value, then an impairment loss is recognized equal to that excess. Accumulated amortization related to these licenses was $1,195 at December 31, 2006 and 2005.

During 2006 and 2005, the Company obtained independent valuations, which resulted in no impairment charges related to goodwill or wireless licenses as the fair values exceeded their respective carrying values.

The Company has an intangible asset of $893 related to favorable operating leases assumed from the purchase of Western Integrated Networks in July, 2002. This intangible asset is being amortized to rent expense over the remaining lease terms, which range from two to ten years. As of December 31, 2006, 2005 and 2004, accumulated amortization associated with this intangible asset was $584, $500 and $387,

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

respectively. Intangible amortization expense was $84, $113 and $143 in 2006, 2005 and 2004, respectively. As of December 31, 2006 future estimated amortization expense related to the intangible asset will be $84 in the years 2007 through 2009 and $57 in 2010.

Nonmonetary Transactions

In the normal course of business, the Company entered into certain other nonmonetary transactions during 2006 and 2005 that are not material, either individually or in the aggregate, to the Company's consolidated financial statements.

Stock-based Compensation

The Company has two stock-based compensation plans, which are described more fully in Note 9. Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Since the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* and SFAS No. 123(R) were materially consistent under the Company's Plans, the adoption of SFAS No. 123(R) did not have a significant impact on the Company's financial position or results of operations. The Company has not made any stock option grants since 2003 and consequently the compensation expense resulting from stock option grants prior to 2003 was either fully expensed as of January 1, 2006, or not material to the Company's financial statements.

Prior to January 1, 2006, the Company accounted for the Stock Plans under the fair value recognition provisions of SFAS No. 123. Under the provisions of SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*, the fair value method of accounting was applied to all employee awards granted, modified, or settled after January 1, 2003.

The fair value of the Company's employee stock options was estimated at the date of grant using the Black-Scholes-Merton option-pricing model with weighted-average assumptions for 2003 as follows: risk-free interest rate of 1.79%, expected dividend yield of 2.50%, expected volatility of 42.48% and an expected life of four years. No options were granted during 2006, 2005 or 2004.

The Black-Scholes-Merton option-pricing model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management's best estimates, but these items involve inherent uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, actual and proforma stock-based compensation expense could have been materially different. If management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Proforma

Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, proforma net income and earnings per share for 2005 and 2004 would have been:

	Years Ended December 31, 2005	2004
Net income (loss), as reported	$6,378	$(1,128)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	935	672
Deduct: Stock-based employee compensation expense determined using the fair value method for all awards, net of related tax effects	(967)	(912)
Proforma net income (loss)	$6,346	$(1,368)
Earnings (loss) per share:		
Basic–as reported	$ 0.44	$ (0.08)
Basic–proforma	$ 0.44	$ (0.09)
Diluted–as reported	$ 0.44	$ (0.08)
Diluted–proforma	$ 0.43	$ (0.09)

Advertising Costs

The costs of advertising are charged to expense as incurred. Advertising expense was $5,742, $3,814 and $5,143 in 2006, 2005 and 2004, respectively.

The Company makes market development funds ("MDF") available to certain retailers that serve as agents for SureWest Wireless for the reimbursement of co-branded advertising expenses. To the extent that MDF is used by the Company's customers for co-branded advertising, and (i) the agents provide the Company with third-party evidence of such co-branded advertising as prescribed by Company policy and (ii) the Company can reasonably estimate the fair value of its portion of the advertising, such amounts are charged to advertising expense as incurred. To the extent that MDF do not meet the aforementioned criteria, the Company records these expenditures as a reduction of revenue in the period in which they are incurred.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Per Share Amounts

Shares used in the computation of basic earnings (loss) per share are based on the weighted average number of common shares and restricted common stock units ("RSUs") outstanding, excluding unvested restricted common shares and unvested RSUs. Shares used in the computation of diluted earnings per share are based on the weighted average number of common shares, restricted common shares and RSUs outstanding, along with other potentially dilutive securities outstanding in each period. Shares used in the computation of diluted loss per share are based on the weighted average number of vested common shares and vested RSUs and exclude potential dilutive common shares, unvested restricted common shares and unvested RSUs outstanding, as the effect is anti-dilutive.

Cash dividends per share are based on the actual dividends per share, as declared by the Company's Board of Directors. On each date that the Company pays a cash dividend to the holders of the Company's common stock, the Company credits to the holders of RSUs an additional number of RSUs equal to the total number of whole RSUs and additional RSUs previously credited to the holders multiplied by the dollar amount of the cash dividend per share of common stock. Any fractional RSUs resulting from such calculation are included in the additional RSUs.

The following table presents the calculations of weighted average common shares and RSUs used in the computations of basic and diluted per share amounts presented in the accompanying consolidated statements of operations:

	Years ended December 31,		
	2006	2005	2004
Basic:			
Weighted average number of shares of common stock and RSUs outstanding	14,615	14,631	14,571
Less weighted average number of unvested shares of restricted common stock and unvested RSUs outstanding	84	79	40
Weighted average number of common shares and RSUs used in computing basic per share amounts	14,531	14,552	14,531
Diluted:			
Weighted average number of shares of common stock and RSUs outstanding	14,615	14,631	14,571
Less weighted average number of unvested shares of restricted common stock and unvested RSUs outstanding, if anti-dilutive	–	–	40
Weighted average number of common shares and RSUs used in computing diluted per share amounts	14,615	14,631	14,531

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statements of Cash Flows Information

During 2006, 2005 and 2004, the Company made payments for interest and income taxes as follows:

	2006	2005	2004
Interest, net of amounts capitalized ($495 in 2006, $489 in 2005 and $827 in 2004)	$6,199	$5,589	$4,453
Income taxes	$3,523	$1,025	$ 404

Other Comprehensive Income (loss)

Significant components of the Company's other comprehensive income (loss) are as follows:

	Years ended December 31,		
	2006	2005	2004
Net income (loss)	$5,738	$ 6,378	$(1,128)
Minimum pension and post-retirement benefit liability adjustment, net of income taxes of $344, $1,706, and $822 in 2006, 2005 and 2004	500	(2,783)	(1,865)
Unrealized gain on investment, net of income taxes of $42	65	–	–
Other comprehensive income (loss)	$6,303	$ 3,595	$(2,993)

As of December 31, 2006 accumulated other comprehensive income was $565 and accumulated other comprehensive loss as of December 31, 2005 and 2004 was $4,909 and $2,126, respectively. Accumulated other comprehensive income and loss consist of adjustments, net of tax related to unrealized gains and losses on available for sale securities and minimum pension and post-retirement benefits.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115*. This standard permits an entity to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements*. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R)*. SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. Prior to the adoption of SFAS No. 158, the Company used its fiscal year end as the measurement date for the Plan; consequently this requirement did not have an effect on the Company's consolidated statement of financial. SFAS No. 158 requires an employer with publicly traded equity securities to initially recognize the funded status of a defined benefit postretirement plan and the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company adopted SFAS No. 158 on December 31, 2006. See Note 7, for a more detailed discussion of the effects of applying the provisions of SFAS No. 158 to the Company's consolidated financial statements.

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that FIN No. 48 will have on its consolidated financial statements.

Effective January 1, 2006, the Company adopted SFAS No. 154, *Accounting Changes and Error Corrections*. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. The adoption of SFAS No. 154 has not had a material effect on the Company's consolidated financial position, results of operations or cash flows.

Adjustments and Reclassifications

Certain amounts in the Company's 2005 and 2004 consolidated financial statements have been reclassified to conform to the presentation of the Company's 2006 consolidated financial statements.

2. REVENUE RECOGNITION

The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) delivery of the product to the customer has occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured. Revenues based on a flat fee, derived principally from local telephone, dedicated network access, data communications, Internet access service, residential/business broadband service and non-contract wireless services, are billed in advance and recognized in subsequent periods when the services are provided. Contract wireless services are billed in arrears. Revenues based on usage, derived primarily from network access and long distance services, are recognized monthly as services are provided. Incremental direct costs of telecommunications service activation are charged to expense in the period in which they are incurred. Directory advertising revenues and costs related to publishing and distributing directories are recognized using the "circulation period" method, under which

2. REVENUE RECOGNITION (Continued)

revenues and related costs are recognized ratably over the expected useful life of the directory, generally one year from the date of publication. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.

The Company applies Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables* to all wireless handset sales below cost, which approximates fair value in the absence of an activation "subsidy," when it receives an up-front fee of any kind (e.g., a service activation fee). The application of EITF Issue No. 00-21 results in the immediate recognition of all or a portion of such up-front fees as equipment sales revenue. Additionally, when the Company activates wireless service for a customer, but does not concurrently provide the customer with a handset, any up-front fees received continue to be deferred and amortized over the expected term of the customer relationship. The Company provides a general right of return within the first 30 days of service for a 100% refund of the handset cost. The estimated equipment return liability associated with this right of return is estimated based on historical experience.

Certain of the Company's customers filed for bankruptcy protection in 2002, the most notable of which was WorldCom, Inc. ("WorldCom"), which, together with its affiliates (collectively "MCI"), filed for bankruptcy protection in July 2002. In April 2004, MCI emerged from federal bankruptcy protection. In October 2005, the Company resolved its claim filed in January 2003 related to pre-petition accounts receivable, and to a conditional payment made by the Company to MCI in connection with anticipated overearnings during the 1999-2000 monitoring period.

In accordance with the MCI Plan of Reorganization, in October 2005 the Company received a distribution of cash and stock, with a combined fair value of approximately $1,400. The distribution was recognized in the Company's 2005 consolidated statement of operations as an increase to network access service revenue and a decrease to general and administrative expense of $800 and $600, respectively.

3. ESTIMATED SHAREABLE EARNINGS OBLIGATIONS

Certain of the Company's rates are subject to regulation by the Federal Communications Commission ("FCC") and the California Public Utilities Commission ("CPUC"). Intrastate service rates are subject to regulation by the CPUC. With respect to toll calls initiated by interexchange carriers' customers, the interexchange carriers are assessed access charges based on tariffs filed by SureWest Telephone. Interstate access rates and resultant earnings are subject to regulation by the FCC. With respect to interstate services, SureWest Telephone has detariffed its Digital Subscriber Line ("DSL") services and files its own tariff with the FCC for switched and special access services. For interstate common line ("CL") charges, SureWest Telephone concurs with tariffs filed by the National Exchange Carrier Association ("NECA"). Pending and future regulatory actions may have a material impact on the Company's consolidated financial position and results of operations.

The FCC monitors SureWest Telephone's interstate earnings through the use of annual cost separation studies prepared by SureWest Telephone, which utilize estimated cost information and projected demand usage. The FCC establishes rules that carriers must follow in the preparation of the annual studies. Additionally, under current FCC rules governing rate making, SureWest Telephone is required to establish interstate rates based on projected demand usage for its various services and determine the actual earnings from these rates once actual volumes and costs are known. Based on preliminary cost studies, the

3. ESTIMATED SHAREABLE EARNINGS OBLIGATIONS (Continued)

Company recognized liabilities relating to SureWest Telephone's estimated interstate shareable earnings obligations of $157 for the year ended December 31, 2005 through reductions of revenues. The Company did not identify any interstate shareable earrings obligations at SureWest Telephone during the years ended December 31, 2006 or 2004.

As a result of periodic cost separation studies, SureWest Telephone changed its estimates for a portion of its interstate shareable earnings obligations and certain NECA CL accounts receivable balances related to prior year monitoring periods during the years ended December 31, 2006, 2005 and 2004. For the year ended December 31 2006 and 2005 these changes in estimates increased the Company's consolidated revenues by $145 and $791, respectively, and net income by $86 ($0.01 per share) and $482 ($0.03 per share), respectively. For the year ended December 31, 2004, similar changes in accounting estimates, including a change in estimate to the Company's intrastate shareable earnings obligations, increased the Company's consolidated revenues by $1,258 and decreased the net loss by $873 ($0.06 per share).

During September 2005, SureWest Telephone made a payment of $100 to a certain carrier customer in full settlement of an interstate overearnings dispute for the monitoring period 2001-2002. The limitations period applicable to this monitoring period expired. Therefore, SureWest Telephone released all other amounts reserved in connection with the potential overearnings claims for 2001-2002 monitoring period, which increased the Company's revenues and net income for the year ended December 31, 2005 by $125 and $78 ($0.01 per share), respectively.

The FCC has a pending rulemaking proceeding to re-examine all regulated forms of intercarrier compensation and develop a more unified mechanism to govern the payment flows among telecommunications carriers. Intercarrier compensation is the regulated fees that service providers charge each other to carry and terminate traffic. Reform has been suggested due to the changing nature of the industry with increasing competition from new technologies, such as Internet and Internet-based services and wireless services. Various plans have been submitted to the FCC with divergent approaches to handle intercarrier compensation that may reduce per-minute access and reciprocal compensation charges and replace these revenues with a combination of increases to the subscriber line charge and revenues obtained from a new restructure mechanism. The ultimate results of this proceeding and the potential effects on SureWest Telephone cannot yet be determined.

The Company was involved in a proceeding at the CPUC that considered the continued need for certain sharing requirements in the intrastate jurisdiction and, in connection with that review, also considered the issue of whether the Company overearned in the intrastate jurisdiction in recent monitoring periods and the amount of overearnings that should be shared with customers. In July 2004, the Company entered into a settlement agreement (the "settlement agreement") with the other parties in the proceeding, the Division of Ratepayer Advocates ("DRA") (formerly Office of Ratepayer Advocates) ("ORA"), and The Utility Reform Network ("TURN"), to resolve all issues in the proceeding. In November 2004, the CPUC approved the settlement agreement. The settlement agreement resolved existing intrastate sharing obligations and related earnings issues for the monitoring periods 2000 through 2004, put into place a surcredit mechanism for the amount of the settlement, and suspended the requirement for any intrastate sharing for monitoring periods from January 1, 2005 through at least December 31, 2010. The settlement agreement resulted in SureWest Telephone recognizing an increase in local revenues of $2,948 due to a change in accounting estimate during the fourth quarter of 2004. This increase in revenues decreased the Company's net loss by $2,046 ($0.14 per share) during 2004.

3. ESTIMATED SHAREABLE EARNINGS OBLIGATIONS (Continued)

In accordance with the settlement agreement, SureWest Telephone is returning approximately $6,500 ("Dividend A"), plus interest at the 90-day commercial paper rate for non-financial institutions, which was 5.19% as of December 31, 2006, and an imputed rate of 3.15%, to its end users through a consumer dividend over a period of approximately four years, which began January 1, 2005. In addition, SureWest Telephone is paying a one-time consumer dividend of $2,600 ("Dividend B"), which is being returned to the consumers to settle the monitoring periods 2000 to 2004. The consumer dividend is recorded as a reduction of the Company's contractual shareable earnings obligations over approximately two years, which began January 1, 2005. The consumer dividend includes an annual imputed interest rate of 3.15% (no stated contractual interest rate). At December 31, 2006, the aggregate contractual shareable earnings obligation for these surcredits was $3,598 (which is net of an unamortized discount pertaining to imputed interest of $115 at that date). Future payments for these obligations are $1,857 and $1,856 in 2007 and 2008, respectively.

The following table summarizes the amounts returned to end users through consumer dividends for the years ended December 31, 2006 and 2005:

	Years Ended December 31,	
	2006	2005
Dividend A	$2,011	$1,655
Dividend B	1,177	1,210
Total	$3,188	$2,865

Further, as part of the settlement agreement SureWest Telephone was to implement an additional annual consumer dividend of $1,300 on January 1, 2007 to end-users receiving SureWest Telephone services subject to sharing on or after that date. However, this consumer dividend was subject to reduction based upon the results of other pending regulatory proceedings and in 2007 has been offset by a reduction in the Company's draw from the California High Cost Fund ("CHCF"), as discussed below.

During the fourth quarter of 2005, the Company filed an Advice Letter with the CPUC proposing an increase to the consumer dividends in order to return the amounts entitled in accordance with the settlement agreement. The change in the consumer dividends resulted from the increase in interest rates during 2005. The increase was effective January 1, 2006.

Prior to 2000, AT&T Inc. ("AT&T") (formerly SBC Communications), had been paying SureWest Telephone approximately $11,500 per year for extended area service ("EAS") pursuant to a Settlement Transition Agreement. In November 2000, the CPUC authorized AT&T to terminate its annual EAS payments to SureWest Telephone effective November 30, 2000. The CPUC authorized replacement funding to SureWest Telephone on an interim basis using funds from the CHCF. The CHCF is a program designed by the CPUC to establish a fair and equitable local rate structure and to reduce any disparity in the rates charged by telephone companies serving high-cost areas. The CHCF is scheduled to expire January 1, 2009. In addition, the CPUC opened an Order Instituting Investigation ("OII") for the purpose of determining whether future recovery of all, none, or a portion of the annual payments received from the CHCF should come from SureWest Telephone's ratepayers or other regulatory recovery mechanisms.

3. ESTIMATED SHAREABLE EARNINGS OBLIGATIONS (Continued)

In August 2005, the CPUC adopted a decision which (i) authorized SureWest Telephone to continue receiving $11,500 annually from the CHCF to offset its intrastate regulated operating expenses on an interim basis, (ii) required SureWest Telephone to prepare and submit within twelve months a cost proxy model (which is used generally as a basis for CHCF funding) based on its current cost data, including analyses of the resulting impacts on rates, the Universal Lifeline Telephone Service ("ULTS") fund and the CHCF fund and (iii) authorized SureWest Telephone to file an advice letter with the Commission's Telecommunications Division to implement reductions to its business access line rates.

In August 2006, the Company filed a petition for modification (the "petition") of the decision that reviewed SureWest Telephone's revenue requirement, which seeks CPUC authorization for a graduated phase-down of its $11,500 interim draw from the CHCF over a period of time that is intended to assure the continued maintenance of good service to SureWest Telephone customers while avoiding precipitous rate increases. The Company's petition proposed a transitional phase-down over a five-to-ten year period and requested elimination of the requirement to file its cost proxy model. The Company will seek to recover the eliminated revenues through rate increases and/or operating efficiencies. In August 2006, the DRA filed opposition to the Company's petition and instead proposed the Company immediately discontinue receipt of CHCF funds. In October 2006, the Company filed a request for an interim decision on its petition by which the Company proposed to reduce its annual interim CHCF draw by a $1,300 consumer dividend required by the settlement agreement, as described above. In December 2006, the CPUC issued an interim decision approving the Company's proposal to offset its draw from the CHCF by the $1,300 consumer dividend. The results of this proceeding and the potential effects on SureWest Telephone could impact future funding levels through the CHCF.

In June 2006, the CPUC instituted a rulemaking proceeding to review the CHCF program. The goals of this review include, but are not limited to, adjusting universal service rate support payments to reflect updated operating costs, evaluating whether CHCF fund support levels can be reduced and made more predictable while still meeting the goals of the program, ensuring it is competitively neutral, reducing rate disparity in residential basic service between urban and rural areas in the state, and making the current administration of the program more efficient. In addition, the CHCF rulemaking requested comments as to whether SureWest Telephone should continue receiving the annual payments from the CHCF and the advisability and impacts of phasing out the EAS payments gradually over a period of approximately five years. The results of this proceeding and the potential effects on SureWest Telephone could impact future funding levels through the CHCF.

In 1996, the CPUC issued a decision that authorized SureWest Telephone to implement a New Regulatory Framework ("NRF") for services furnished within SureWest Telephone's service area in order to accommodate market and regulatory movement toward competition and greater pricing flexibility. Under the NRF, SureWest Telephone is subject to ongoing monitoring and reporting requirements, and it was initially required to share earnings with customers through a reduction of revenues if its earned annual rate-of-return exceeds that authorized by the CPUC.

In April 2005, the CPUC opened a rulemaking proceeding to assess and revise the regulation of telecommunications utilities to develop a uniform regulatory framework ("URF") to apply to most providers of regulated telecommunications services, to the extent that it is feasible and in the public interest to do so. In August 2006, the CPUC adopted Decision 06-08-030 (the "URF Decision") which

3. ESTIMATED SHAREABLE EARNINGS OBLIGATIONS (Continued)

revises the regulations of telecommunications utilities, such as SureWest Telephone, which were previously subject to the NRF. The URF Decision grants carriers broad pricing freedoms in the provision of telecommunications services, bundles of services, promotions and contracts. The decision, among other things: (i) freezes the Company's basic residential and lifeline rates until at least January 1, 2009 in order to address the subsidy levels supporting these services, subject to review in the CHCF review and public policy programs proceedings, (ii) eliminates price regulation and allows full pricing flexibility for all new and retail services except lifeline and basic residential services, (iii) allows bundles and promotional packages on any telecommunication service, (iv) allocates all gains and losses from the sale of assets to shareholders and (v) eliminates price caps, the annual price cap filing, the productivity factor, and all residual elements of rate of return regulation, including the calculation of shareable earnings. In accordance with the URF Decision, the CPUC ordered a separate briefing cycle to consider whether to detariff altogether telecommunications services other than basic residential service.

In December 2006, the CPUC adopted D. 06-12-044, an order clarifying the URF Decision and granting limited rehearing of the URF Decision with respect to the elimination of all asymmetric requirements concerning marketing, disclosure, or administrative processes with the exception of conditions relating to basic residential rates. Pending the outcome of this limited rehearing, the rules adopted with respect to the elimination of asymmetric regulations are suspended.

Pursuant to the URF Decision, further proceedings in this matter will be held during 2007 to address detariffing of telephone service other than basic exchange service; the pricing of retail special access services, determination of the extent to which the Commission requires monitoring reports in addition to, or different from, the reports carriers routinely file with the FCC, and issues relating to the implementation of the URF Phase I decision. In addition, pursuant to an assigned commissioner's ruling issued in December 2006 in accordance with D. 06-12-044, these further proceedings will also examine customer disclosure rules and the rules adopted governing elimination of asymmetric administrative processes.

Also, in January 2007, TURN filed a petition for writ of review in the Court of Appeal of the State of California challenging the URF Decision and seeking an order that the CPUC's decision be set aside. The ultimate results of this proceeding and the potential effects on SureWest Telephone cannot yet be determined.

As of December 31, 2006, the Company's consolidated balance sheet reflected aggregate liabilities of $73 relating to SureWest Telephone's estimated interstate shareable earnings obligations. The calculations supporting these liabilities are very complex and involve a variety of estimates prior to the ultimate settlement of such obligations. In addition, SureWest Telephone's interstate shareable earnings obligations lapse over time if SureWest Telephone's interexchange carrier and other customers do not claim the amounts ascribed to them. Accordingly, it is reasonably possible that management's estimates of the Company's liabilities for interstate shareable earnings obligations could change in the near term, and the amounts involved could be material.

4. CORPORATE TREASURY INVESTIGATION

In December 2003, the Company discovered certain irregular bank transactions and deposits in a routine investigation following the abrupt resignation of the Company's Treasury Analyst. An investigation revealed concealed illegal transfers in violation of the Company's investment and cash management policies. The Company concluded that the irregularities were limited to the 2003 calendar year and nearly all of the funds had been recovered; however, approximately $1,828 remained outstanding as of December 31, 2003. During 2004, the Company received an insurance recovery in the amount of $1,803, which was reflected as a non-operating gain in the Company's 2004 consolidated financial statements.

5. CREDIT ARRANGEMENTS

Long-term debt outstanding as of December 31, 2006 and 2005 consisted of the following:

	2006	2005
Unsecured Series A Senior Notes, with interest payable semiannually at a fixed rate of 6.30%; principal payments are due in equal annual installments of approximately $3,636, through December 2013	$ 25,454	$29,091
Unsecured Series B Senior Notes, with interest payable semiannually at a fixed rate of 4.74%; principal payments are due in equal annual installments of $12,000, commencing March 2009 through March 2013	60,000	60,000
Unsecured Term Loan Credit Agreement, with interest payable quarterly at a fixed rate of 6.29%; principal payments are due in equal quarterly installments of approximately $1,176, commencing March 2008 through June 2016	40,000	–
Total long-term debt	125,454	89,091
Less current portion	3,636	3,636
Total long-term debt, net of current	$121,818	$85,455

At December 31, 2006, the aggregate maturities of long-term debt were (i) $3,636 in 2007, (ii) $8,342 in 2008, (iii) $20,342 annually from 2009 through 2013 and (iv) $11,766 thereafter, for a total of $125,454.

On May 1, 2006, the Company completed an unsecured Credit Agreement for a Term Loan facility and a Revolving Loan facility (collectively "Loan Facilities") in principal amounts up to $75,000 and $25,000, respectively. Interest on the Loan Facilities is payable quarterly and based on a LIBOR, variable interest rate, or a fixed interest rate pricing formula, or a combination, as defined in the Credit Agreement. Principal payments on the outstanding amounts borrowed under the Term Loan facility as of December 31, 2007 are due in equal quarterly installments commencing March 31, 2008 through June 30, 2016. The Revolving Loan facility has an expiration date of June 30, 2013. As of December 31, 2006, $40,000 was outstanding under the Term Loan Facility and no amounts were outstanding under the Revolving Loan facility.

The Company had a business loan agreement with a bank for a $50,000 unsecured line of credit, which was originally due to expire July 1, 2006. As of December 31, 2005 there was $30,000 outstanding under this credit facility, and the weighted average interest rate was 5.75%, which is based on a LIBOR-based pricing

5. CREDIT ARRANGEMENTS (Continued)

formula. As a result of the availability of the Loan Facilities the Company terminated its business loan agreement effective May 1, 2006.

Certain of the Company's credit arrangements contain financial and operating covenants that restrict, among other things, the payment of cash dividends, repurchase of the Company's capital stock, the making of certain other restricted payments and the incurrence of additional indebtedness. The covenants also require the Company to maintain certain financial ratios and minimum levels of tangible net worth. At December 31, 2006 and 2005, retained earnings of approximately $65,776, and $28,266, respectively, were available for the payment of cash dividends or other restricted payments under the terms of the Company's credit arrangements.

6. INCOME TAXES

Income tax expense (benefit) consists of the following components:

	2006	2005	2004
Current expense (benefit):			
Federal	$ 840	$ 523	$ (71)
State	1,544	(33)	(54)
Total current expense (benefit)	2,384	490	(125)
Deferred expense (benefit):			
Federal	2,250	2,581	(299)
State	(704)	837	(73)
Total deferred expense (benefit)	1,546	3,418	(372)
Total income tax expense (benefit)	$3,930	$3,908	$(497)

Income tax expense (benefit) differs from the amounts computed by using the statutory federal tax rate (35% in all years presented) due to the following:

	2006	2005	2004
Computed at statutory rates	$3,384	$3,600	$(569)
Increase (decrease):			
State taxes, net of federal benefit	546	523	(82)
Other, net	–	(215)	154
Income tax expense (benefit)	$3,930	$3,908	$(497)
Effective federal and state tax rate	40.7%	38.0%	30.6%

6. INCOME TAXES (Continued)

The significant components of the Company's deferred income tax assets and liabilities were as follows at December 31, 2006 and 2005:

	Deferred Income Taxes			
	2006		2005	
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment-primarily due to timing of recognition of depreciation expense	$ –	$43,070	$ –	$52,900
Differences in the timing of recognition of revenues	6,353	–	7,685	–
Net operating losses	1,934	–	11,705	–
Post-retirement and post-employment benefits	2,102	–	6,709	–
Accrued compensation	1,330	–	1,016	–
Other, net	1,555	304	1,068	1,179
Total deferred income taxes	$13,274	$43,374	$28,183	$54,079
Net deferred income tax liability		$30,100		$25,896

As of December 31, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5,489, which will expire in the years 2018 through 2024, if not utilized. As of December 31, 2006, the Company also had net operating loss carryforwards for state income tax purposes of approximately $218, which will expire in the years 2007 through 2014, if not utilized. As of December 31, 2006, the Company also had research and development tax credit carryforwards of approximately $100 for federal income tax purposes. The federal credit will expire in 2022 if it is not utilized. The Company has an Alternative Minimum Tax carryforward of $930 for federal and $324 for state, which do not expire.

The Company believes it is more likely than not that the benefit associated with the deferred tax assets resulting from net operating loss carryforwards will be ultimately realized based on its assessment of future taxable income during the periods in which the net operating losses remain available. The Company considers the scheduled reversal of its deferred tax liabilities, primarily depreciation expense-related, and projected future taxable income in making this assessment. As a result of this assessment, the Company has not recognized a valuation allowance associated with its deferred tax assets as of December 31, 2006, 2005 and 2004.

7. PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company sponsors a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Benefits are based on years of service and the employee's average compensation during the five highest consecutive years of the last ten years of credited service. The Company's funding policy is to contribute annually an actuarially determined amount consistent with applicable federal income tax regulations. Contributions are intended to provide for benefits attributed to service to date. Pension Plan assets are primarily invested in domestic equity securities, United States government and agency securities and international equity securities.

7. PENSION AND OTHER POST-RETIREMENT BENEFITS (Continued)

The Company also has an unfunded Supplemental Executive Retirement Plan ("SERP"), which provides supplemental retirement benefits to certain executives of the Company. The SERP provides for incremental pension payments to partially offset the reduction in amounts that would have been payable under the Pension Plan if it were not for limitations imposed by federal income tax regulations.

In addition, the Company provides certain post-retirement benefits other than pensions ("Other Benefits") to substantially all employees, including life insurance benefits and a stated reimbursement for Medicare supplemental insurance. During the year ended December 31, 2006, the Company reimbursed participants of the trust of the Other Benefits Plan for certain eligible medical expenses. As of December 31, 2006, the Company recorded a $424 receivable from the Other Benefits Plan, which was received during the first quarter of 2007.

In January 2007, the Company's Board of Directors authorized amendments to the Pension Plan, SERP and Other Benefits (collectively "the Plans"). As a result of these amendments, effective April 1, 2007, the Company will freeze the Pension Plan so that no person will become eligible to participate in the Plans on or following the effective date and all future benefit accruals under the Plans shall cease. The amendments to the Plans have been accounted for as plan curtailments, resulting in the recognition of a $574 non-cash pretax curtailment loss ($0.04 per share) reflected in operating expenses in the Company's consolidated statement of operation for the year ended December 31, 2006.

In December 2004, the Company initiated a voluntary enhanced early retirement program (the "REWARD program"). The REWARD program was offered to certain eligible employees across all business units. In addition to retirement benefits, eligible employees receive enhanced medical benefits for a specified period of time. As of December 31, 2004, 59 employees had accepted the REWARD program. Accordingly, the Company recorded $3,768 in operating expenses related to the REWARD program during the fourth quarter of 2004. Prior to the completion of the REWARD program in February of 2005, 13 additional employees accepted the REWARD program, and the Company recorded an additional $791 in operating expenses during the first quarter of 2005.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No's 87, 88, 106 and 132(R)*. SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS No. 158 requires an employer with publicly traded equity securities to initially recognize the funded status of a defined benefit postretirement plan and the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company adopted SFAS No. 158 on December 31, 2006.

7. PENSION AND OTHER POST-RETIREMENT BENEFITS (Continued)

Incremental Effect of Applying SFAS No. 158 on Individual Line Items in the Consolidated Balance Sheet December 31, 2006

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Intangible assets-pension plan	$ 8	$ (8)	$ –
Total assets	$445,758	$ (8)	$445,750
Current liability for Pension Plan & SERP	$ 1,144	$ (929)	$ 215
Noncurrent liability for Pension Plan & SERP	–	3,398	3,398
Noncurrent liability for PBOP	6,339	(3,313)	3,026
Additional minimum pension liability	2,469	(2,469)	–
Deferred income taxes	(1,006)	1,350	344
Total liabilities	$221,937	$(1,963)	$219,974
Accumulated other comprehensive income	$ (1,455)	$ 1,955	$ 500
Total stockholder's equity	$223,821	$ 1,955	$225,776

The following table sets forth the change in benefit obligation, change in plan assets and funded status of the Pension Plan (which encompasses the REWARD program), SERP and Other Benefits (which encompasses the REWARD program) as of December 31, 2006 and 2005:

	Pension Plan & SERP		Other Benefits	
	2006	2005	2006	2005
Change in benefit obligation:				
Benefit obligation at beginning of year	$138,409	$126,862	$13,241	$ 9,547
Service cost	4,471	5,629	484	645
Interest cost	7,587	7,464	607	692
Plan participants' contributions	–	–	459	381
Amendments	–	–	(3,078)	–
Actuarial (gains) losses	(12,038)	6,870	(2,160)	1,710
Curtailments	(8,822)	–	(105)	–
Special termination benefits	–	51	–	740
Benefits paid	(6,752)	(8,467)	(1,006)	(474)
Benefit obligation at end of year	$122,855	$138,409	$ 8,442	$13,241

7. PENSION AND OTHER POST-RETIREMENT BENEFITS (Continued)

	Pension Plan & SERP		Other Benefits	
	2006	2005	2006	2005
Change in plan assets:				
Fair value of plan assets at beginning of year	$109,415	$105,338	$ 4,015	$ 2,102
Actual return on plan assets	13,377	7,404	331	154
Company contribution	3,202	5,140	1,617	1,852
Participants' contributions	–	–	459	381
Benefits paid	(6,752)	(8,467)	(1,006)	(474)
Fair value of plan assets at end of year	$119,242	$109,415	$ 5,416	$ 4,015
Funded status at year end	$ (3,613)	$ (28,994)	$(3,026)	$(9,226)

	For the year ended December 31, 2005	
	Pension Plan & SERP	Other Benefits
Unfunded status of plan at end of year	$(28,994)	$(9,226)
Unrecognized actuarial loss	28,997	1,980
Unrecognized prior service cost	418	366
Unrecognized net transition obligation	38	–
Prepaid (accrued) benefits	$ 459	$(6,880)

Amounts recognized in the consolidated balance sheets at December 31, 2005 consist of:

	Pension Plan & SERP	Other Benefits
Prepaid benefit cost	$ 2,220	$ –
Accrued benefit cost	(1,761)	(6,880)
Additional minimum liability	(8,074)	–
Intangible assets	456	–
Accumulated other comprehensive loss	7,618	–
Prepaid (accrued) benefits	$ 459	$(6,880)

Amounts recognized in the consolidated balance sheets at December 31, 2006 consist of:

	Pension Plan & SERP	Other Benefits
Current liabilities	$ 215	$ –
Noncurrent liabilities	$3,398	$3,026

7. PENSION AND OTHER POST-RETIREMENT BENEFITS (Continued)

Amounts recognized in accumulated other comprehensive income consist of for the year ended December 31, 2006:

	Pension Plan & SERP 2006	Other Benefits 2006
Net actuarial (gain) loss	$2,461	$ (235)
Prior service cost	8	(3,078)
	$2,469	$(3,313)

The estimated net loss, prior service cost and transition obligation for the defined benefit pension plans that will be amortized from accumulated other comprehensive income in net periodic benefit cost over the next fiscal year are $21, $8 and $0, respectively. The estimated net loss, prior service credit and transition obligation for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $0, $147 and $0, respectively.

Information for the Pension Plan and SERP, which have accumulated benefit obligations in excess of plan assets as of December 31, 2006 and 2005 is as follows:

	2006	2005
Projected benefit obligation	$122,855	$138,409
Accumulated benefit obligation	$122,855	$117,031
Fair value of plan assets	$119,242	$109,415

Net periodic pension cost recognized in the consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 under the Pension Plan, SERP and Other Benefits plan included the following components:

	Pension Plan & SERP			Other Benefits		
	2006	2005	2004	2006	2005	2004
Service cost-benefits earned during the period	$ 4,471	$ 5,629	$ 5,360	$ 484	$ 645	$ 469
Interest cost on projected benefit obligation	7,587	7,464	7,095	607	692	351
Expected return on plan assets	(8,630)	(8,733)	(8,033)	(276)	(135)	(151)
Amortization of prior service cost	56	78	78	43	43	43
Recognized net actuarial loss	928	704	480	–	97	–
Amortization of transition obligation	38	267	267	–	–	–
Recognized actuarial loss due to curtailments	355	–	–	219	–	–
Effect of special termination benefits	–	51	632	–	740	3,136
Net pension cost	$ 4,805	$ 5,460	$ 5,879	$1,077	$2,082	$3,848

7. PENSION AND OTHER POST-RETIREMENT BENEFITS (Continued)

The weighted-average assumptions used to determine projected benefit obligations as of December 31, 2006 and 2005 were as follows:

	Pension Plan & SERP		Other Benefits	
	2006	2005	2006	2005
Discount rate	6.00%	5.75%	5.50%	5.50%
Rate of compensation increase	Age Graded	5.00%	Age Graded	5.00%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Pension Plan & SERP			Other Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	5.75%	5.75%	6.25%	5.50%	5.75%	6.25%
Expected long-term return on plan assets	8.00%	8.50%	8.50%	8.00%	8.50%	8.50%
Rate of compensation increase	Age Graded	5.00%	5.00%	Age Graded	5.00%	5.00%

The expected rate of return on plan assets is the weighted average of expected long-term asset return assumptions.

Assumed health care cost trend rates at December 31, 2006 and 2005 were as follows:

	2006	2005
Health care cost trend assumed for the next year	9.00%	10.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the Other Benefits plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total 2006 service and interest costs	$ 72	$ (63)
Effect on Other Benefits plan obligation as of December 31, 2006	$137	$(130)

7. PENSION AND OTHER POST-RETIREMENT BENEFITS (Continued)

The assets of the Pension Plan and Other Benefits plan are combined in a single trust and invested in the aggregate. The SERP benefit obligation is funded by the Company's assets. The allocation for the Pension Plan and Other Benefits plan assets at the end of 2006 and 2005, and the target allocation for 2007, by asset category is as follows:

Asset Category	Target Allocation 2007	Percentage of Plan Assets at December 31, 2006	2005
Domestic equity securities	39%	40%	39%
United States government and agency securities	40%	39%	38%
International equity securities	20%	20%	21%
Cash equivalents	1%	1%	2%
Total	100%	100%	100%

The fair value of plan assets for these plans is $124,658 and $113,430 at December 31, 2006 and 2005, respectively. The expected long-term rate of return on these plans assets for 2006 and 2005 was 8.0% and 8.5% , respectively.

The Company's investment strategy is designed to provide a stable environment to secure participant retirement benefits and minimize the reliance on contributions as a source of benefit security. As such, plan assets are invested to maximize the plan's funded ratios over the long-term while managing the downside risk that funded ratios fall below some specified threshold level. The asset return objective is to achieve, as a minimum over time, the passively managed return earned by managed index funds, weighted in the proportions outlined by the asset class exposures identified in the plan's strategic allocation.

The Company does not expect to contribute to the Pension Plan and Other Benefits plan in 2007.

Estimated Future Benefit Payments

The following table reflects the total benefits expected to be paid from the Pension Plan, SERP and Other Benefits plans or from the Company's assets, including both the Company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plans. Expected contributions reflect amounts expected to be contributed to funded plans.

	Pension Plan & SERP	Other Benefits
Expected benefit payments:		
2007	$ 6,583	$1,261
2008	6,722	910
2009	6,977	965
2010	7,278	1,003
2011	7,479	1,035
2012-2016	42,039	3,724

The Company maintains a defined contribution retirement plan, the SureWest KSOP (the "KSOP"). The Company has retained an investment management company to be the record keeper and fund manager of

7. PENSION AND OTHER POST-RETIREMENT BENEFITS (Continued)

the KSOP. The KSOP allows its participants an opportunity to diversify their retirement holdings. Employees may choose from eleven investment options, including the Company's common stock. The KSOP has both a retirement and savings feature. The retirement feature allows for qualified tax deferred contributions by employees under Section 401(k) of the Internal Revenue Code. The Company matches an employee's contributions dollar-for-dollar up to six percent of an employee's salary. The KSOP provides for voting rights as to the participant's share of the Company's common stock held by the KSOP and for certain diversification rights of the participant's account balances. Aggregate matching contributions made by the Company and charged to expense under the KSOP were $2,248, $2,308 and $2,466 in 2006, 2005 and 2004, respectively. At December 31, 2006, 2005 and 2004 the KSOP held approximately 769,000, 880,000, and 1,085,000 shares, respectively, of the Company's common stock. During the years ended December 31, 2006, 2005 and 2004, the KSOP received dividends from the Company of approximately $807, $957 and $1,166, respectively. The Company's earnings (loss) per share calculations include the issued and outstanding shares held by the KSOP.

8. COMMITMENTS AND CONTINGENCIES

Capital and Operating Leases

The Company holds capital leases for certain vehicles. These leases bear interest at imputed rates of 6.3% to 16.2% per annum and expire at various dates through December 2009. The capitalized costs related to assets under capital leases were $1,057 and $1,064 as of December 31, 2006 and 2005, respectively. The amortization of assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated financial statements. As of December 31, 2006 and 2005, the accumulated amortization for these assets was $938 and $734, respectively.

The Company leases certain facilities and equipment used in its operations under arrangements accounted for as operating leases. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and certain of them contain scheduled rent increases and renewal options. Leasehold improvements are amortized over their estimated useful lives or lease period, whichever is shorter. The Company recognizes rent expense on a straight-line basis over the term of each lease. Total rent expense for all operating leases was $6,629, $6,246 and $5,567 in 2006, 2005 and 2004, respectively.

8. COMMITMENTS AND CONTINGENCIES (Continued)

As of December 31, 2006, the Company had various non-cancelable operating and capital leases with terms greater than one year. Future minimum lease payments for all non-cancelable operating and capital leases at December 31, 2006 were as follows:

	Operating Leases	Capital Leases
2007	$ 5,335	$ 7
2008	5,411	7
2009	5,477	8
2010	5,554	–
2011	3,966	–
Thereafter	18,893	–
	$44,636	22
Less: amount representing interest		3
Present value of net minimum lease payments		19
Less: current portion		6
		$13

Other Commitments

As of December 31, 2006, binding commitments for future capital expenditures were approximately $1,600 in the aggregate.

SureWest Long Distance provides long distance services under resale arrangements with two interexchange carriers, Global Crossing Ltd. ("Global Crossing") and Sprint Communications Company L.P. ("Sprint"). The agreement with Global Crossing expired in July 2004. SureWest Long Distance now maintains a month-to-month agreement with Global Crossing. During 2005, the Company renegotiated its agreement with Sprint through March 2007. The Company's minimum usage requirement for Sprint for 2007 is $630. For the years ended December 31, 2006, 2005 and 2004, the Company paid $2,378, $2,088 and $1,435, respectively, under these long distance resale arrangements.

SureWest Broadband provides Internet access services and has procured dedicated access and transport agreements with various communication providers. The Company's minimum usage requirement related to these agreements for 2007 is $213. For the years ended December 31, 2006 and 2005, the Company paid $422 and $419, respectively (none in 2004).

Litigation, Regulatory Proceedings and Other Contingencies

The Company is subject to certain legal and regulatory proceedings, Internal Revenue Service examinations and other income tax exposures, and other claims arising in the ordinary course of its business. In the opinion of management, the ultimate outcome of these matters will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

9. EQUITY INCENTIVE PLANS

Stock Plans

The Company has two Equity Incentive Plans (the "Stock Plans") for certain employees, outside directors and consultants of the Company, which were approved by shareholders. The Company authorized for future issuance under the Stock Plans approximately 1.7 million shares (subject to upward adjustment based upon the Company's issued and outstanding shares) of authorized, but unissued, common stock. As of December 31, 2006, 1,069,925 shares were available for grant. The Stock Plans permit issuance by the Company of awards in the form of restricted common shares ("RSAs"), RSUs, performance shares, stock options and stock appreciation rights. The exercise price per share of the Company's common stock purchasable under any stock option shall not be less than 100% of the fair market value of a share of the Company's common stock on the date of the grant, and the exercise price under a non-qualified stock option shall not be less than 85% of the fair market value of the Company's common stock at the date of the grant. The term of any stock option shall not exceed ten years.

Restricted Common Stock Awards and Units

The following table summarizes the RSAs and RSUs granted to certain eligible participants during the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,					
	2006	Grant Date Fair Value	2005	Grant Date Fair Value	2004	Grant Date Fair Value
RSAs Granted	38,171	$17.70-$27.63	40,414	$27.65-$29.05	18,875	$26.57-$32.01
RSUs Granted	18,462	$22.54-$27.63	66,749	$22.43-$29.05	5,200	$28.75
RSU Dividends	101	$18.75-$19.62	36	$24.02	–	–
Total	56,734		107,199		24,075	

Stock-based compensation expense for both RSAs and RSUs of $1,219, $1,489 and $939 was recorded during the years ended December 31, 2006, 2005 and 2004, respectively. RSAs and RSUs are amortized over their respective vesting periods, which range from immediate vesting to a five-year vesting period. The Company records stock-based compensation for grants of RSAs and RSUs on a straight-line basis. The Company will continue to recognize stock-based compensation for RSAs and RSUs granted prior to the adoption of SFAS No. 123(R) using the graded vesting method. The Company has estimated expected forfeitures based on historical experience and is recognizing compensation expense only for those RSAs and RSUs expected to vest. In accordance with SFAS No. 123(R), on January 1, 2006 the Company reversed the deferred stock compensation balance of $2,255 to common stock.

9. EQUITY INCENTIVE PLANS (Continued)

The following table summarizes the restricted common stock activity during the year ended December 31, 2006:

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
Nonvested–January 1, 2006	128,998	$29.44
Granted	56,734	24.82
Vested	(51,432)	27.68
Forfeited	(8,833)	26.62
Nonvested–December 31, 2006	125,467	$27.00

As of December 31, 2006, total unrecognized compensation cost related to nonvested restricted stock was $1,959 and will be recognized over a weighted-average period of approximately two years. The total fair value of RSAs and RSUs vested during the years ended December 31, 2006, 2005 and 2004 was $1,424, $833 and $591, respectively.

On each date that the Company pays a cash dividend to the holders of the Company's common stock, the Company credits to the holders of RSUs an additional number of RSUs equal to the total number of whole RSUs and additional RSUs previously credited to the holders multiplied by the dollar amount of the cash dividend per share of common stock. Any fractional RSUs resulting from such calculation will be included in the additional RSUs. Additional RSUs are subject to the same terms and conditions of the RSUs to which they relate. The Company recorded the additional RSUs of $74 and $59 for the years ended December 31, 2006 and 2005 (none for 2004).

Stock Options

The Company issues new shares of common stock upon exercise of stock options. The following table summarizes stock option activity for the year ended December 31, 2006, along with options exercisable at the end of the year:

	Options	Weighted Average Price	Weighted Average Remaining Contractual Life
Outstanding–January 1, 2006	622,313	$40.65	
Forfeited	(238,599)	–	
Outstanding–December 31, 2006	383,714	$40.28	4
Vested or expected to vest at December 31, 2006	383,714	$40.28	4
Exercisable at end of year	383,615	$40.28	4

There were no stock options granted, exercised or expired during the year ended December 31, 2006. In addition, the exercise price of stock options in the aggregate was above the current market price of the Company's stock.

10. STOCK REPURCHASE

In November 2006, the Company's Board of Directors increased the number of shares of the Company's common stock authorized for repurchase from 1.5 million shares up to 2.5 million shares. Shares are purchased from time to time in the open market, or through privately negotiated transactions, subject to overall financial and market conditions. Through December 31, 2006, approximately 1.2 million shares of common stock have been repurchased. The Company has remaining authorization from the Board of Directors to repurchase an additional 1.3 million outstanding shares as of December 31, 2006. The purchase of common shares did not have a substantive effect on the average number of common shares outstanding or on the calculation of basic and diluted earnings per share.

11. SHAREHOLDER RIGHTS PLAN AND CHANGE IN CONTROL AGREEMENT

The Company has a Shareholder Rights Plan wherein shareholders of the Company receive rights to purchase the Company's common stock, or an acquirer's common stock, at a discount in certain events involving an acquisition of 20% or more of the Company's common stock by any person or group in a transaction not approved by the Company's Board of Directors. The rights expire in March 2008.

The Company has change in control agreements with approximately 23 employees, which provide upon (i) a change in control of the Company and (ii) a constructive termination of employment, the payment of a severance benefit approximately equal to twice the employee's annual compensation.

12. BUSINESS SEGMENTS

The Company has three reportable business segments: Telecom, Broadband and Wireless. The Telecom segment has included SureWest Telephone, SureWest Directories and SureWest Long Distance, which provide landline telecommunications services, directory advertising, DSL service, long distance services and certain non-regulated services. SureWest Telephone, which is the principal operating subsidiary of the Telecom segment, provides local services, toll telephone services, network access services and certain non-regulated services. SureWest Directories published and distributed SureWest Telephone's directory, including the sale of yellow pages advertising. SureWest Directories was also engaged in the business of producing, publishing and distributing directories in other Northern California communities outside of SureWest Telephone's service area. SureWest Long Distance provides long distance services.

The Broadband segment provides various services, including: high-speed and dial-up Internet; digital video; voice, network access and toll telephone; and managed services in the greater Sacramento area, principally to customers residing outside of SureWest Telephone's service area. The Broadband segment includes the Company's subsidiary SureWest Broadband and SureWest Broadband Business services, which is comprised, in part, of a division of SureWest Telephone operating as a Competitive Local Exchange Carrier.

The Wireless segment consists of the Company's subsidiary SureWest Wireless, which provides wireless services. Wireless revenues include wireless voice services, sales of handsets and related accessories, long distance, roaming service and custom calling features. Wireless services are provided on a month-to-month basis and are generally billed in advance for non-contract subscribers and in arrears for contract subscribers.

In accordance with the provisions of SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information*, the Company has aggregated certain of its operating segments within the Telecom and

12. BUSINESS SEGMENTS (Continued)

Broadband segments because it believes that such operating segments share similar economic characteristics.

Corporate Operations are allocated to the appropriate segment, except for cash; investments, certain property, plant, and equipment; and miscellaneous other assets, which are not allocated to the segments. However, the investment income associated with cash and investments held by Corporate Operations is included in the results of the operations of the Company's segments. The Company evaluates the performance of its segments based on income (loss) from operations.

These segments are strategic business units that offer different products and services. The accounting policies of these segments are the same as those described in Notes 1 and 2. The Company accounts for intersegment revenues and expenses at prevailing market rates. The Company's business segment information is as follows:

2006	Telecom	Broadband	Wireless	Corporate Operations	Intercompany Eliminations	Consolidated
Operating revenues from external customers	$128,758	$ 59,794	$ 34,193	$ –	$ –	$222,745
Intersegment revenues	29,484	1,507	2,864	–	(33,855)	–
Operating expenses*	75,368	64,811	39,984	–	(33,855)	146,308
Depreciation and amortization	25,041	22,827	11,910	–	–	59,778
Income (loss) from operations	57,833	(26,337)	(14,837)	–	–	16,659
Interest income	488	14	2	–	–	504
Interest expense, net of capitalized interest	(642)	(4,723)	(1,517)	–	–	(6,882)
Income tax expense (benefit)	23,496	(12,875)	(6,691)	–	–	3,930
Net income (loss)	$ 34,022	$ (18,597)	$ (9,687)	$ –	$ –	$ 5,738
Total assets	$724,080	$395,296	$152,722	$500,868	$(1,327,216)	$445,750
Capital expenditures	$ 10,367	$ 39,285	$ 2,319	$ 3,422	$ –	$ 55,393

2005	Telecom	Broadband	Wireless	Corporate Operations	Intercompany Eliminations	Consolidated
Operating revenues from external customers	$134,468	$ 49,915	$ 34,205	$ –	$ –	$218,588
Intersegment revenues	30,056	1,693	2,592	–	(34,341)	–
Operating expenses*	85,503	59,942	37,784	–	(34,341)	148,888
Depreciation and amortization	25,428	16,451	11,891	–	–	53,770
Income (loss) from operations	53,593	(24,785)	(12,878)	–	–	15,930
Interest income	437	7	1	–	–	445
Interest expense, net of capitalized interest	(841)	(3,171)	(1,663)	–	–	(5,675)
Income tax expense (benefit)	22,951	(12,579)	(6,464)	–	–	3,908
Net income (loss)	$ 30,033	$ (15,438)	$ (8,217)	$ –	$ –	$ 6,378
Total assets	$674,894	$292,903	$147,955	$318,056	$(974,779)	$459,029
Capital expenditures	$ 10,205	$ 54,677	$ 3,061	$ 1,825	$ –	$ 69,768

12. BUSINESS SEGMENTS (Continued)

2004	Telecom	Broadband	Wireless	Corporate Operations	Intercompany Eliminations	Consolidated
Operating revenues from external customers	$141,086	$ 39,416	$ 31,261	$ –	$ –	$211,763
Intersegment revenues	25,814	1,784	1,699	–	(29,297)	–
Operating expenses*	91,736	61,143	38,266	–	(29,297)	161,848
Depreciation and amortization	25,227	11,397	11,972	–	–	48,596
Income (loss) from operations	49,937	(31,340)	(17,278)	–	–	1,319
Interest income	193	8	–	–	–	201
Interest expense, net of capitalized interest	(488)	(2,247)	(1,770)	–	–	(4,505)
Corporate treasury loss recovery	1,246	342	215	–	–	1,803
Income tax expense (benefit)	22,347	(14,558)	(8,286)	–	–	(497)
Net income (loss)	$ 28,322	$ (18,627)	$ (10,823)	$ –	$ –	$ (1,128)
Total assets	$622,668	$202,335	$139,830	$178,904	$(694,834)	$448,903
Capital expenditures	$ 9,678	$ 50,330	$ 5,605	$ 5,220	$ –	$ 70,833

*Exclusive of depreciation and amortization

13. SUBSEQUENT EVENT (UNAUDITED)

In January 2007, the Company entered into a definitive agreement with GateHouse Media to sell SureWest Directories, its directory publishing business. The transaction was consummated on February 28, 2007. Under the agreement, GateHouse Media acquired 100% of the stock of SureWest Directories for an aggregate cash purchase price of $110,123, subject to a post-closing working capital adjustment. Under related agreements, GateHouse Media will continue to publish SureWest Telephone's directory.

Summarized financial information for SureWest Directories operations for the years ended December 31, 2006, 2005 and 2004 are set forth below:

	2006	2005	2004
Directory advertising revenues	$17,849	$16,559	$15,848
Income before income taxes	9,757	9,234	8,844
Income tax expense	(3,966)	(3,749)	(3,591)
Net income	$ 5,791	$ 5,485	$ 5,253

13. SUBSEQUENT EVENT (UNAUDITED) (Continued)

As of December 31, 2006 and 2005 the major components of SureWest Directories assets and liabilities to be sold were as follows:

	2006	2005
Accounts receivable, net	$ 777	$1,068
Prepaid and deferred directory costs	4,898	5,135
Property, plant and equipment, net	57	106
Total assets	$5,732	$6,309
Accounts payable and other liabilities	$ 164	$ 128
Accrued compensation	134	162
Total liabilities	$ 298	$ 290

Presented below is the Company's consolidated net income (loss) included in the consolidated statement of operations for the years ended December 31, 2006, 2005, and 2004 and on an unaudited proforma basis to reflect the sale of the sale of SureWest Directories and classification of its results of operations as discontinued operations:

	2006	2005	2004
Consolidated net income (loss)	$ 5,738	$ 6,378	$ (1,128)
Less SureWest Directories results of operations:			
Revenues	17,849	16,559	15,848
Cost and expenses	(8,095)	(7,329)	(7,007)
SureWest Directories income from operations before other income and income taxes	9,754	9,230	8,841
Other income	3	4	3
Income tax (expense)	(3,966)	(3,749)	(3,591)
SureWest Directories net income	5,791	5,485	5,253
Consolidated proforma net income (loss)	$ (53)	$ 893	$ (6,381)

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

2006	March 31	June 30	September 30	December 31
Operating revenues	$54,371	$55,568	$56,882	$ 55,924
Income from operations	$ 3,613	$ 4,174	$ 5,376	$ 3,496
Net income	$ 1,199	$ 1,404	$ 2,157	$ 978
Basic earnings per share	$ 0.08	$ 0.10	$ 0.15	$ 0.06
Diluted earnings per share	$ 0.08	$ 0.10	$ 0.15	$ 0.06

2005	March 31	June 30	September 30	December 31
Operating revenues	$53,456	$54,706	$55,569	$54,857
Income from operations	$ 2,569	$ 4,897	$ 4,797	$ 3,667
Net income	$ 843	$ 2,147	$ 1,960	$ 1,428
Basic earnings per share	$ 0.06	$ 0.15	$ 0.13	$ 0.10
Diluted earnings per share	$ 0.06	$ 0.15	$ 0.13	$ 0.10

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (Continued)

In December 2004, the Company initiated the REWARD program which was offered to certain eligible employees across all business units. In addition to retirement benefits, eligible employees receive enhanced medical benefits for a specified period of time. As of December 31, 2004, 59 employees had accepted the REWARD program and the Company recorded operating expenses of $3,768 related to the REWARD program during the fourth quarter of 2004. During the quarter ended March 31, 2005, the Company recorded $791 in operating expenses attributed to 13 employees that accepted the REWARD program in 2005.

In October 2005, the Company resolved its claim filed in January 2003 related to pre-petition accounts receivable, and to a conditional payment made by SureWest to MCI in connection with anticipated overearnings during the 1999-2000 monitoring period. In accordance with the MCI Plan of Reorganization, the Company received a distribution of cash and stock, with a combined fair value of approximately $1,400. The distribution was recognized in the Company's 2005 consolidated statement of operations as an increase to network access service revenue and a decrease to general and administrative expense of $800 and $600, respectively.

As a result of periodic cost separation studies, SureWest Telephone changed its estimates for a portion of its interstate shareable earnings obligations and certain NECA CL accounts receivable balances related to current and prior year monitoring periods during the years ended December 31, 2006 and 2005. These changes in accounting estimates increased the Company's consolidated revenues and net income by $136 and $82 ($0.01 per share), $177 and $108 ($0.01 per share), $185 and $112 ($0.01 per share) during the first, second and third quarters of 2006, respectively. The Company did not record any significant changes in estimates during the fourth quarter of 2006. In 2005, these changes in accounting estimates increased the Company's consolidated revenues and net income by $57 and $35 (no effect on earnings per share), $757 and $462 (no effect on earnings per share), $175 and $107 (no effect on earnings per share) and $47 and $29 (no effect on earnings per share) during the first, second, third and fourth quarters of 2005, respectively.

During the quarters ended June 30, 2006 and September 30, 2006, the Company changed its estimated costs for 2006 related to its Pension Plan and Post-retirement Welfare Plan based on revised actuarial calculations. In addition, during the quarter ended September 30, 2006, the Company also revised its 2006 estimate of certain employee compensation incentives. The combined effect of these changes in estimates decreased operating expenses by approximately $1,039 and $679 and increased net income by $632 ($0.04 per share) and $409 ($0.03 per share) during the quarters ended June 30 and September 30, 2006, respectively.

In January 2007, the Company's Board of Directors authorized amendments to the Plans. As a result of these amendments, effective as of April 1, 2007, the Company will freeze the Pension Plan so that no person will become eligible to participate in the Plans on or following the effective date and all future benefit accruals under the Plans shall cease. The amendments to the Plans have been accounted for as plan curtailments, resulting in the recognition of a $574 non-cash pretax curtailment loss ($0.04 per share) reflected in operating expenses in the Company's consolidated statement of operations during the fourth quarter ended December 31, 2006.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act is authorized, recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management, Board of Directors and Audit Committee regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles in the United States of America. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the Company's management concluded that, as of December 31, 2006, the Company's internal control over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report, which is included elsewhere herein.

Change in Internal Control over Financial Reporting

During the fourth quarter of 2006 the Company implemented an upgrade to its existing enterprise resource planning system. Except for the enterprise resource planning system upgrade, there has been no change in the Company's internal control over financial reporting during the fourth quarter of 2006 that has materially affected, or is reasonably likely to materially affect, the Company's control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of SureWest Communications

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that SureWest Communications maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SureWest Communication's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that SureWest Communications maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, SureWest Communications maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SureWest Communications as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of SureWest Communications and our report dated March 9, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Sacramento, California
March 9, 2007

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

For information regarding the executive officers of the Company, see "Executive Officers" in Part I, Item 1 of this report. Other information required by this item is incorporated herein by reference from the proxy statement for the annual meeting of the Company's shareholders to be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year-end of December 31, 2006.

Item 11. Executive Compensation.

Incorporated herein by reference from the proxy statement for the annual meeting of the Company's shareholders to be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year-end of December 31, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The Company maintains the 1999 Restricted Stock Bonus Plan (the "1999 Plan") and the 2000 Equity Incentive Plan (the "2000 Plan"), pursuant to which it may grant equity awards to eligible persons. The 1999 Plan and the 2000 Plan were approved by the Company's shareholders.

The following table provides information about equity awards under the 1999 Plan and the 2000 Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	383,714	$40.28	1,069,925
Equity compensation plans not approved by security holders	–	–	–
Total	383,714	$40.28	1,069,925

(1) The 1999 Plan permits only the issuance of Restricted Shares. As of December 31, 2006, the Company had made Restricted Share grants of 34,268 shares of the Company's common stock, and 166,107 shares of the Company's common stock remain available under the 1999 Plan.

(2) The 2000 Plan, as originally approved by the Company's shareholders, contemplated the issuance of up to 800,000 shares of the Company's common stock. Thereafter, the Company's shareholders approved an increase to 950,000 shares and the incorporation of an evergreen provision pursuant to which the number of shares of the Company stock which shall be made available under the 2000 Plan shall be 950,000 shares plus an annual increase to be added on the first business day of each calendar year and thereafter beginning with January 2, 2003 equal to one percent of the outstanding shares as of December 31 of the immediately preceding calendar year.

Additional information required by Item 12 is incorporated herein by reference from the proxy statement for the annual meeting of the Company's shareholders to be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year-end of December 31, 2006.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Incorporated herein by reference from the proxy statement for the annual meeting of the Company's shareholders to be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year-end of December 31, 2006.

Item 14. Principal Accountant Fees and Services.

Incorporated herein by reference from the proxy statement for the annual meeting of the Company's shareholders to be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year-end of December 31, 2006.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. All Financial Statements

The following financial statements are filed as part of this report under Item 8–"Financial Statements and Supplementary Data":

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2006

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2006

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2006

Notes to Consolidated Financial Statements (including: Quarterly Financial Information (Unaudited))

Management's Report on Internal Control over Financial Reporting is contained as part of this report under Item 9A–"Controls and Procedures."

2. Financial Statement Schedules

Financial statement schedules have been omitted because they are not required, not applicable or the information is otherwise included in the notes to the consolidated financial statements.

3. Exhibits

The exhibits listed on the accompanying Index to Exhibits are filed or furnished as part of this report.

SUREWEST COMMUNICATIONS
INDEX TO EXHIBITS
(Item 15 (a) 3)

Exhibit No.	Description	Method of Filing
3.1	Articles of Incorporation of Registrant, together with Certificate of Amendment of Articles of Incorporation dated January 25, 1996 and Certificate of Amendment of Articles of Incorporation dated June 21, 1996 (Filed as Exhibit 3(a) to Form 10-Q Quarterly Report for the quarter ended September 30, 1996)	Incorporated by reference
3.2	Certificate of Amendment of Articles of Incorporation dated May 18, 2001 (Filed as Exhibit 3(b) to Form 10-Q Quarterly Report for the quarter ended June 30, 2001)	Incorporated by reference
3.3	Bylaws of Registrant (Filed as Exhibit 3(b) to Form 10-K Annual Report of the Registrant for the year ended December 31, 2000)	Incorporated by reference
4.1	Shareholder Rights Plan (Filed as Exhibit 2.1 to Form 8-A Registration Statement under the Securities Act of 1934)	Incorporated by reference
10.1	Note Purchase Agreement for Series A Senior Notes in the aggregate amount of $40,000,000 dated December 9, 1998 (Filed as Exhibit 10(b) to Form 10-K Annual Report of Registrant for the year ended December 31, 1998)	Incorporated by reference
10.2	Supplement to Note Purchase Agreement for Series B Senior Notes in the aggregate amount of $60,000,000 dated March 13, 2003 (Filed as Exhibit 99.1 to the Form 8-K filed March 13, 2003)	Incorporated by reference
10.3	Credit agreement dated as of May 1, 2006 between SureWest Communications and CoBank, ACB (filed as Exhibit 99.1 to Form 8-K filed May 2, 2006)	Incorporated by reference
10.4	Share Purchase Agreement among SureWest Communications, SureWest Directories and Gatehouse Media, Inc., dated as of January 28, 2007. Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish, supplementally, a copy of any exhibit or schedule omitted from the Share Purchase Agreement to the Commission upon request (Filed as Exhibit 10.1 to Form 8-K filed January 29, 2007)	Incorporated by reference
10.5	1999 Restricted Stock Bonus Plan (Filed as Exhibit 10(d) to Form 10-K Annual Report of Registrant for the year ended December 31, 1998)	Incorporated by reference
10.6	2000 Equity Incentive Plan, as amended	Filed herewith
10.7	SureWest KSOP (Filed as Exhibit 4.1 to Registration Statement on Form S-8 [No. 333-87222])	Incorporated by reference
10.8	Letter agreement dated January 16, 2001 between Registrant and Bill M. DeMuth (Filed as Exhibit 10.14 to Form 10-K/A Annual Report of Registrant for the year ended December 31, 2003)	Incorporated by reference

Exhibit No.	Description	Method of Filing
10.9	Letter agreement dated January 16, 2001 between Registrant and Fred A. Arcuri (Filed as Exhibit 10.15 to Form 10-K/A Annual Report of Registrant for the year ended December 31, 2003)	Incorporated by reference
10.10	Steven C. Oldham Employment Agreement dated December 15, 2005 (Filed as Exhibit 99.1 to Form 8-K filed December 16, 2005)	Incorporated by reference
10.11	Letter agreement dated December 15, 2005 between Registrant and Steven C. Oldham (Filed as Exhibit 99.5 to Form 8-K filed December 16, 2005)	Incorporated by reference
10.12	Letter agreement dated January 16, 2001, between Registrant and Scott K. Barber	Filed herewith
10.13	Release agreement dated December 15, 2005 between Registrant and Fred A. Arcuri (Filed as Exhibit 99.1 to Form 8-K filed December 21, 2005)	Incorporated by reference
10.14	Letter agreement dated October 4, 2004 between Registrant and Philip A. Grybas	Incorporated by reference
10.15	Summary of Board of Directors' Compensation	Filed herewith
10.16	Summary of Executive Compensation (filed under Form 8-K filed on December 11, 2006)	Incorporated by reference
10.17	Restricted Stock Unit Award, dated December 21, 2004, between Registrant and Roger J. Valine (Filed as Exhibit 10.15 to Form 10-K Annual Report of Registrant for the year ended December 31, 2004)	Incorporated by reference
10.18	Form of Restricted Stock Unit Award, dated December 21, 2004, between Registrant and each of Guy R. Gibson, Steven C. Oldham, John R. Roberts III and Timothy D. Taron (Filed as Exhibit 10.16 to Form 10-K Annual Report of Registrant for the year ended December 31, 2004)	Incorporated by reference
10.19	Form of Restricted Stock Unit Award, dated January 26, 2005, between Registrant and Timothy D. Taron and Roger J. Valine (Filed as Item 1.01 to Form 8-K filed January 27, 2006)	Incorporated by reference
10.20	Form of Restricted Stock Unit Award, dated February 23, 2005, between Registrant and each of Fred A. Arcuri, Bill M. DeMuth and Jay B. Kinder (Filed as Exhibit 10.18 to Form 10-K Annual Report of Registrant for the year ended December 31, 2004)	Incorporated by reference
10.21	Form of Restricted Stock Unit Award for Registrant's 2000 Equity Incentive Plan (Filed as Exhibit 10.19 to Form 10-K Annual Report of Registrant for the year ended December 31, 2004)	Incorporated by reference
10.22	Form of Stock Option Agreement for Registrant's 2000 Equity Incentive Plan (Filed as Exhibit 10.20 to Form 10-K Annual Report of Registrant for the year ended December 31, 2004)	Incorporated by reference

Exhibit No.	Description	Method of Filing
10.23	Form of Restricted Stock Agreement for Registrant's 2000 Equity Incentive Plan (Filed as Exhibit 10.21 to Form 10-K Annual Report of Registrant for the year ended December 31, 2004)	Incorporated by reference
21.1	List of Subsidiaries	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of Steven C. Oldham, President and Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Philip A. Grybas, Senior Vice President and Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Steven C. Oldham, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification of Philip A. Grybas, Senior Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUREWEST COMMUNICATIONS
(Registrant)

By: /s/ STEVEN C. OLDHAM
Steven C. Oldham,
President and Chief
Executive Officer

Date: March 12, 2007

By: /s/ PHILIP A. GRYBAS
Philip A. Grybas,
Senior Vice President
and Chief Financial Officer

Date: March 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ KIRK C. DOYLE
Kirk C. Doyle,
Chairman of the Board

/s/ STEVEN C. OLDHAM
Steven C. Oldham,
President and Chief Executive Officer, Director

/s/ PHILIP A. GRYBAS
Philip A. Grybas,
Senior Vice President and Chief Financial Officer

/s/ GUY R. GIBSON
Guy R. Gibson,
Director

/s/ ROBERT D. KITTREDGE
Robert D. Kittredge,
Director

/s/ JOHN R. ROBERTS III
John R. Roberts III,
Director

/s/ TIMOTHY D. TARON
Timothy D. Taron,
Director

/s/ ROGER J. VALINE
Roger J. Valine,
Director

Date: March 12, 2007

When all you really want is... everything.

SHAREHOLDER SERVICES

Questions about stock-related matters including account changes, stock transfer and other requests for assistance with regard to your stock ownership should be directed to our transfer agent:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 1.866.662.3948
info@amstock.com

ANNUAL MEETING INFORMATION

The Annual Meeting of Shareholders of SureWest Communications will be held at 10:00 a.m., May 10, 2007 at 8150 Industrial Avenue, Building A, Roseville, California.

EXECUTIVE OFFICES

The Executive Offices of SureWest Communications are located at 200 Vernon Street, Roseville, California.

REQUESTS FOR INFORMATION

Shareholders may obtain without charge another copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission (SEC) by writing to:

Investor Relations
SureWest Communications
P.O. Box 969
Roseville, California 95661-0969
(916) 786-1111
investor@surewest.com

Or by visiting the SEC's Edgar dataset at www.sec.gov.

SureWest will furnish any exhibit to the 2006 Form 10-K upon request.

INFORMATION ON THE INTERNET

Information about SureWest Communications including financial information and the Company's Form 10-K is available on the Internet.

Visit our web site at www.surewest.com.

BOARD OF DIRECTORS

Kirk C. Doyle
Chairman of the Board
Realtor
Kirk Doyle Realty

Steven C. Oldham
President and Chief
Executive Officer
SureWest Communications

Guy R. Gibson
Partner
Gibson & Gibson Inc.

Robert D. Kittredge
Partner, Retired
PricewaterhouseCoopers

John R. Roberts III
Executive Director
The Natomas Basin Conservancy

Timothy D. Taron
Senior Partner
Hefner, Stark & Marois, LLP

Roger J. Valine
President and Chief
Executive Officer, Retired
Vision Service Plan

OFFICERS

Kirk C. Doyle
Chairman of the Board
SureWest Communications

Steven C. Oldham
President and Chief
Executive Officer
SureWest Communications

Fred A. Arcuri
Senior Vice President and
Chief Operating Officer
SureWest Communications

Bill M. DeMuth
Senior Vice President and
Chief Technology Officer
SureWest Communications

Philip A. Grybas
Senior Vice President and
Chief Financial Officer
SureWest Communications

Scott K. Barber
Vice President
Network Operations
SureWest Communications

Peter C. Drozdoff
Vice President
Marketing
SureWest Communications

Scott Sommers
Vice President
Treasurer
SureWest Communications

Thomas P. Villa
Vice President
Customer Operations
SureWest Communications

Darla J. Yetter
Corporate Secretary and
Assistant to the President
SureWest Communications

Laurel R. Dismukes
Assistant Corporate Secretary
and Director of Benefits
SureWest Communications

Martin T. McCue
Assistant Corporate
Secretary and Counsel
SureWest Communications

SureWest
COMMUNICATIONS

SURW
NASDAQ
LISTED

+ + +

When all you really want is... everything.

SureWest
COMMUNICATIONS

END